UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 14, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note: The Company is resubmitting this Form 6-K/A to amend the original submission dated March 28, 2016, regarding the Management Proposal (Exhibits II and VI).

FIBRIA CELULOSE S.A.

CNPJ/MF N.º 60.643.228/0001-21

NIRE 35.300.022.807

São Paulo, March 28, 2016

MANAGEMENT’S PROPOSAL

Dear Sirs,

The Management of FIBRIA CELULOSE S.A. (“FIBRIA” or “the Company”) submits for the appreciation of its shareholders its proposal regarding the matters that will be covered at its Annual General Shareholders’ Meeting, which is scheduled to take place at the Company’s head office on April 27, 2016, under the terms proposed below (“Proposal”).

SUMMARY

GENERAL CONSIDERATIONS

Matters to be examined, discussed and voted on by the Annual General Shareholders’ Meeting, according to the following agenda:

(i)             management’s accounts, management’s report and the financial statements of the Company, accompanied by the independent auditors’ report, the opinion of the Fiscal Council, and the opinion of the Statutory Audit Committee regarding the fiscal year ended December 31, 2015;

(ii)          capital expenditure budget proposal for the fiscal year of 2016;

(iii)       management’s proposal for allocation of income for the year ended on December 31, 2015;

(iv)      setting up of the Fiscal Council;

(v)         determination of the number of Fiscal Council members;

(vi)      election of the Fiscal Council members and the respective alternates; and

(vii)   annual global compensation of the managers and Fiscal Council members for the fiscal year of 2016.

All the information and the documents referred to in this Proposal and provided for in articles 9, 10 and 12, of CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM 481/2009”), is available to the shareholders at the Company’s head office and on its website (www.fibria.com.br), on the website of the Brazilian Securities Commission — CVM (www.cvm.gov.br), as well as being covered, as applicable, in the Exhibits to this Proposal.

Exhibit I corresponds to the copies of the opinion of the Company’s fiscal council and of the Statutory Audit Committee’s report, in favor of approving management’s accounts and the financial statements.

Exhibit II, prepared in the way recommended by item 10 of the Company’s Reference Form, under the terms of CVM Instruction No. 480, of December 7, 2009, as amended (“ICVM No. 480/2009”), registers management’s comments regarding the Company’s financial condition and is intended to provide the shareholders with an overall analysis of the Company’s business activities.

Exhibit III, prepared in the way recommended in Exhibit 9-1-II to ICVM 481/2009, refers to the proposed allocation of income for the year ended on December 31, 2015.

Exhibit IV corresponds to the Company’s Proposed Capital Expenditure Budget for the fiscal year of 2016.

Exhibit V, containing the information regarding the candidates for election to the Fiscal Council, was drawn up in the way recommended in items 12.5 to 12.10 of the content of the Reference Form, as provided for in ICVM No. 480/2009, as applicable to the case of election of members to make up the Fiscal Council, under the terms of ICVM 481/2009.

Exhibit VI, regarding compensation of the Company’s management, was drawn up in accordance with item 13 of the Company’s Reference Form, under the terms of ICVM No. 480/2009. The proposed total compensation of management for the year 2016 is given in item 7 of this Proposal.

1. MANAGEMENT’S ACCOUNTS, THE MANAGEMENT’S REPORT AND THE COMPANY’S FINANCIAL STATEMENTS, ACCOMPANIED BY THE INDEPENDENT AUDITORS’ REPORT FOR THE YEAR ENDED ON DECEMBER 31, 2015.

Fibria’s financial statements and management’s report were drawn up by the Company’s Board of Officers, audited by the independent auditors Baker Tilly Brasil Auditores Independentes S/S, currently BDO RCS Auditores Independentes S/S, and approved by the Company’s Board of Directors at the meeting held on January 27, 2016, with the aforementioned documents being published in the newspaper Valor Econômico and in the Official Gazette of the State of São Paulo on January 28, 2016.

On January 27, 2016, the Fiscal Council issued a favorable opinion, and the Statutory Audit Committee issued its report, both arguing in favor of forwarding the aforementioned documents for approval at the Annual General Shareholders’ Meeting, according to the copies included in Exhibit I to this Proposal.

Management’s comments regarding the Company’s financial condition can be found in Exhibit II to this Proposal.

Therefore, based on the documents and information available, the Management requests that the Annual General Shareholders’ Meeting give full approval of management’s accounts, of the management’s report and of the Company’s financial statements, accompanied by the annual report of the independent auditors regarding the fiscal year ended on December 31, 2015.

2. CAPITAL EXPENDITURE BUDGET PROPOSAL FOR THE FISCAL YEAR OF 2016

The investment plan for 2016, duly approved at the meeting of the Board of Directors which was held on December 17, 2015, comes to a total amount of R$8,189 million, distributed as follows:

R$ Million
Maintenance	383
Modernization	169
Research and Development	8
Information Technology	22
Forest — Renewal	1.499
Safety/Environment	52
Pulp Logistics	690
Horizonte 2 Project	5.366
Total Capital Expenditure Budget	8.189

These investments will be made primarily using the retained earnings of the Profit Reserve in the amount of R$830,945 thousand. The difference, in the amount of R$7,358 million, for the total investments proposed by management, will be paid using own funds (obtained through its operational activities during the fiscal year), and funds from third parties.

Sources and Uses Summary Table

Sources	R$ million

Earnings retained for Investments
Balance of earnings retained for investments	806
Earnings retained in 2015	25

Own funds (obtained through its operational activities during the fiscal year)/Third parties	7.358

TOTAL	8.189
Uses
Investments	8.189

The Company’s management proposes to the General Shareholders’ Meeting the approval of the capital expenditure budget for the fiscal year of 2016, in accordance with Exhibit IV.

3. MANAGEMENT’S PROPOSAL FOR ALLOCATION OF INCOME FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2015

In the fiscal year ended on December 31, 2015, the Company posted net income of three hundred forty-two million, one hundred eighty-five thousand, two hundred forty-seven Reais, and seventeen cents (R$342,185,247.17). The Company did not declare or pay interim dividends, or interest on equity during the fiscal year of 2015.

Deducting the amount of seventeen million, one hundred and nine thousand, two hundred sixty-two Reais, and thirty six cents (R$17,109,262.36), allocated to the creation of the Company’s legal reserve, which corresponds to five per cent (5%) of net income for the year, the Company’s net income, adjusted in accordance with the terms of article 202 of Law No. 6404, of December 15, 1976, as amended (“Brazilian Corporate Law”), comes out to the sum of three hundred twenty-five million, seventy five thousand, nine hundred eighty-four Reais, and eighty one cents (R$325.075.984,81).

The Company’s Management proposes the following allocation for the adjusted net income:

(i)                                     the sum of eighty-one million, two hundred sixty-eight thousand, nine hundred ninety-six Reais, and twenty cents (R$81.268.996,20), which equals R$0.146803424 per common share, corresponding to twenty-five per cent (25%) of the adjusted net income, distributed to the shareholders as minimum compulsory dividend, under the terms of Brazilian Corporate Law and article 31, sub-section II of the Company’s by-laws;

(ii)                                  the sum of two hundred eighteen million, seven hundred thirty-one thousand, three Reais, and eighty cents (R$218,731,003.80), which equals R$0.395113288 per common share, distributed to the shareholders as additional dividends, under the terms of Brazilian Corporate Law and article 31, sub-section II of the Company’s by-laws; and

(iii)                               the sum of twenty-five million, seventy-five thousand, nine hundred eighty-four Reais, and eighty-one cents (R$25,075,984.81), corresponding to approximately seven point seventy-one per cent (7.71%) of the adjusted net income, retained for allocation to the Company’s Investment Reserve, as provided for in the Company’s capital expenditure budget for the year 2016.

The amounts to be declared as dividends will not be subject to monetary restatement or compensation between the declaration date and the date of actual payment.

Moreover, dividends are exempt from Income Tax, according to articles 10 of Law No. 9249/95, and 72 of Law No. 12973/14.

For better understanding of the proposed allocation of the Company’s net income, Exhibit III contains the minimum information provided for under Exhibit 9-1-II to ICVM 481/2009.

4. SETTING UP OF THE FISCAL COUNCIL ON A NON-PERMANENT BASIS

Bearing in mind that the workings of the Company’s Fiscal Council come to an end at the Annual General Shareholders’ Meeting, which is scheduled to take place on April 27, 2016, as provided for in paragraph 5 of article 161 of Brazilian Corporate Law, Management proposes that the Fiscal Council be set up once again and that it operate until the annual general shareholders’ meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the fiscal year ended on December 31, 2016.

5. DETERMINATION OF THE NUMBER OF FISCAL COUNCIL MEMBERS

Under the terms of article 27 of the Company’s By-Laws, the Fiscal Council, when set up, will consist of, at least, 3 (three) and, at most, 5 (five) permanent members and an equal number of alternates.

With a view to always ensuring the existence of an uneven number of members, it is proposed that the number of members for the Company’s Fiscal Council be fixed at 3 (three) permanent members and an equal number of alternates, with a mandate until the annual general shareholders’ meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the fiscal year ended on December 31, 2016.

6. ELECTION OF THE FISCAL COUNCIL MEMBERS AND THEIR RESPECTIVE ALTERNATES

Bearing in mind the above proposal for the setting up of the Company’s Fiscal Council, and definition of 3 (three) permanent members and an equal number of alternates to compose this group, Management proposes to the Shareholders’ Meeting that the following candidates be elected to the Fiscal Council with a one-year mandate, until the annual general shareholders’ meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the fiscal year ended on December 31, 2016:

Name	Elective Position Held
Maurício Aquino Halewicz	Chairman of the Fiscal Council (Permanent Member)
Geraldo Gianini	Fiscal Council (Alternate)
Gilsomar Maia Sebastião	Fiscal Council (Permanent Member)

Antônio Felizardo Leocadio	Fiscal Council (Alternate)
Antônio Sérgio Riede	Fiscal Council (Permanent Member)
José Ismar Alves Tôrres	Fiscal Council (Alternate)

It should be stressed that the candidates Maurício Aquino Halewicz and Gilsomar Maia Sebastião and their respective alternates Geraldo Gianini and Antonio Felizardo Leocadio were appointed by shareholders holding a majority of FIBRIA’s shares and that the candidate Antônio Sérgio Riede and his alternate José Ismar Alves Tôrres were appointed by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI.

According to article 162 of the Brazilian Corporate Law, only individuals residing in the country and holding an academic degree, or persons who have worked as business managers or fiscal council members for a minimum term of three (3) years, are entitled to hold a position in the fiscal council.

In addition to the persons mentioned in article 147 of the Brazilian Corporate Law, the members of management bodies and employees at the Company, its subsidiaries, or group companies, and managers’ spouses and relatives up to the 3rd degree, are not eligible for the fiscal council.

Additional information about the candidates for the Fiscal Council can be found in Exhibit V.

7. COMPENSATION OF THE MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS AND FISCAL COUNCIL FOR THE YEAR 2016

For the fiscal year of 2016, Management is proposing that the Annual General Shareholders’ Meeting approve a total compensation sum of up to sixty six million, one hundred thirty-two thousand, eight hundred sixty-seven Reais, and forty eight cents (R$66,132,867.48) for the Company’s management and Fiscal Council members, with it being up to the Board of Directors, under the terms of article 17, sub-section III of the Company’s By-Laws, to set and apportion the individual compensation sums of the managers and Fiscal Council members, in accordance with the limit proposed here, if approved. The global compensation sum proposed here includes the compensation of the Company’s Statutory Board of Officers, of its Board of Directors and of the Fiscal Council during the period between January and December 2016, and includes both direct and indirect fixed and variable compensation (this taking into account the maximum level achievable), as well as benefits of any whatsoever type and the amounts to be borne by the Company as a result of share options granted under the Company’s share options plan(1). The proposed amount does not include taxes and

(1)The information disclosed by the Company in this Management’s Proposal is based on CVM regulations and the accounting standards applicable. However, we must stress that, considering the characteristics of the Company’s Stock Options Plan, the amounts regarding share-based compensation should not be treated as “compensation” for labor, tax and social security purposes. For accounting purposes, as provided for in Pronouncement No. 10 of the Accounting Pronouncements Committee (CPC 10), the amounts relating to the stock options plans granted to the Company’s employees are recorded as share-based payments and indicated as so in the financial statements.

contributions to Brazil’s social security system.

If the Fiscal Council is set up for the year 2016, management proposes individual monthly compensation of the permanent members of the Fiscal Council of, at least ten per cent (10%), and, at most twenty per cent (20%) of the compensation, which on average is allocated to each of the Company’s Officer, with this calculation not including the charges, bonuses or 13th salary, and complying with the total compensation limit for management approved here. The members of the Fiscal Council will receive 12 monthly salaries and there will be no benefits, entertainment allowances or profit sharing.

Additional information about management’s expected compensation for the fiscal year of 2016 can be found in Exhibit VI.

(i)                Comparison between the amounts proposed in the previous year and the amounts actually paid out

Difference — Amounts in the 2015 proposal and the amounts paid out

Entity	Amounts Proposed 2015		Amounts Paid Out 2015		Reasons
Board of Directors(1)	R$	4,925,301.76	R$	4,370,301.76

The amount paid out in 2015 was lower than the amount proposed for this period because the amount proposed included the adjusted compensation for the 9 members of the Board, but it was paid out only to 8 members, since one member of said body waived the compensation to which he was entitled.

Board of Officers(1)	R$	45,090,698.24	R$	63,405,241.89

The amounts paid out in the year ended December 31, 2015 were greater than the amounts proposed due to the volatility of the Company’s shares in the period, which impacted the recognition of variable compensation expenses (based on shares or on the variation of share prices as an element of metric).

Fiscal Council	R$	456,000.00	R$	456,000.00	N/A.

(1) Includes share-based compensation (stock options).

(ii)            Comparison between the proposed compensation and the proposed compensation of the previous year and item 13 of the Company’s Reference Form

Difference — Amounts in the current proposal and in the previous proposal

Entity	Amounts Proposed 2015		Amounts Proposed 2016		Reasons
Board of Directors	R$	4,925,301.76	R$	4,572,000.00

The amount proposed for 2016 is lower than the amount proposed for 2015 because the amount proposed for 2015 included the adjusted compensation for the 9 members of the Board, while in 2016, compensation was considered for 8 members, since one member of said body waived the compensation to which he was entitled.

Board of Officers(1)	R$	45,090,698.24	R$	61,104,867.48

The amount proposed for 2016 is greater than the amount proposed for 2015 because the compensation of the Board of Officers is expected to be adjusted. Additionally, the volatility of the Company’s shares in 2015 impacted the recognition of expenses arising from the granting of the stock options plan. So, the amount estimated internally by the Company for the year 2016 is greater than that estimated for 2015. Finally, new grants of the stock options plan of the Company are estimated to take place in 2016.

Fiscal Council	R$	456,000.00	R$	456,000.00	N/A

(1) Includes share-based compensation (stock options).

Difference — Amounts approved in 2015 and amounts informed in 2015 Reference Form

Entity	Amounts Approved 2015		Amounts in 2015 Reference Form		Reasons
Board of Directors	R$	4,925,301.76	R$	4,925,301.76	N/A
Board of Officers	R$	45,090,698.24	R$	45,090,698.24	N/A
Fiscal Council	R$	456,000.00	R$	456,000.00	N/A

Please do not hesitate to contact us if you have any question.

Sincerely,

José Luciano Duarte Penido

Chairman of the Board of Directors

EXHIBIT I — OPINION OF THE FISCAL COUNCIL AND REPORT OF THE STATUTORY AUDIT COMMITTEE

FIBRIA CELULOSE S.A.

Publicly Held Company

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “the Company”), in accordance with the duties set forth in article 163 of Law 6404/76, at the meeting held on January 27, 2016, at the Company’s head office, examined Individual (parent company) and Consolidated (Fibria and its subsidiaries) Financial Statements and the accompanying notes which are an integral part of the aforementioned consolidated financial statements, Management’s Annual Report and the other statements drawn up by the Company, regarding the fiscal year ended on December 31, 2015, as well as the proposal contained therein, including the capital expenditure budget proposal for the fiscal year of 2016. Based on the examinations carried out and also taking into account the unqualified opinion of the independent auditors, Baker Tilly Brasil Auditores Independentes S/S, dated January 27, 2016, as well as on the information and clarifications provided by the Company’s representatives over the course of the year, the undersigned members of the Fiscal Council unanimously concluded, in accordance with the provision set forth in article 163 of Law 6404/76, to issue an opinion in favor of forwarding the aforementioned documents and proposals for the approval of the Annual General Shareholders’ Meeting for the year 2015.

São Paulo, January 27, 2016.

Maurício Aquino Halewicz	Gilsomar Maia Sebastião
Chairman of the Board	Board Member

Antonio Sergio Riede

Board Member

FIBRIA CELULOSE S.A.

CNPJ/MF nº 60.643.228/0001-21

NIRE 35.300.022.807

ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2015

About the Committee

The Statutory Audit Committee (CAE) of Fibria Celulose S.A. is a permanently operating statutory body which was set up in May 2013, in accordance with the best Corporate Governance practices.

The Statutory Audit Committee consists of three (3) members with a 5-year mandate, not eligible for reelection. All the members are independent and also hold positions as alternate board members, and Júlio Sergio S. Cardozo, took over as the financial specialist member.

According to its Internal Rules, it is the Committee’s job to oversee the quality and integrity of Fibria Celulose S.A.’s accounting statements, compliance with legal and regulatory requirements, the activities, independence and quality of the work of both the independent auditors and the internal auditors, as well as of the quality and effectiveness of the internal controls and risk management systems. The Committee’s assessments are based on the information received from management, the independent auditors, the internal audit, those responsible for risk management and internal control management, the managers of whistle-blowing channels and the ombudsman along with their own analysis based on direct observation.

Baker Tilly Brasil Auditores Independentes is the firm which is responsible for auditing the accounting statements in accordance with the professional rules issued by the Federal Accounting Council (the CFC) and certain specific requirements of the Brazilian Securities Commission (the CVM). The independent auditors are also responsible for the special review of the quarterly financial reports (ITRs) which are sent to the CVM. The independent auditors’ report reflects the result of its examinations and presents its opinion regarding the reliability of the accounting statements for the year in relation to the accounting principles prepared by the CFC in accordance with the rules issued by the International Accounting Standards Board (IASB), the CVM’s rules and the provisions of Brazilian corporate legislation. In relation to the year ended December 31, 2015, the aforementioned independent auditors issued a report on January 27, 2016 containing their unqualified opinion. Additionally, PriceWaterhouse Coopers Auditores Independentes is responsible for Fibria’s accounting statements and reporting regarding the international requirements, such as those issued by SEC - Securities Exchange Commission, and, jointly with Baker Tilly Brasil Auditores

Independentes, is responsible for the proper disclosure of the accounting statements.

The Internal Audit work is carried out by Deloitte Touche Tohmatsu Auditores Independentes (“DTT”). The Statutory Audit Committee is responsible for hiring and approving the internal audit plan the execution of which is monitored and guided by the general manager of the GRC (Governance, Risks and Compliance) area, which is directly linked to the Board of Directors and develops its activities in a broad and independent way, mainly observing the coverage of the areas, processes and activities that show the greatest risks to the operation and that have the greatest impact on the implementation of Fibria’s strategy.

Audit Committee’s activities in 2015

The Committee met 12 times during the period between February 2015 and January 2016. Among the activities that were carried out during the fiscal year, it is worth highlighting the following aspects:

a)             approval and monitoring of the Annual Program of Internal Audit Work and of its execution by DTT, including in terms of the integration with the other activities related to risk management and compliance;

b)             looking at the key points and the recommendations resulting from the Internal Audit Work, as well as monitoring the corrective measures taken by Management;

c)              monitoring the internal control system in relation to its effectiveness and improvement processes, of the monitoring of risks of fraud based on the statements of and meetings with the Internal Auditors and the Independent Auditors, with the Internal Controls, Compliance and Ombudsman area;

d)             analysis of the certification process of the Internal Controls — SOX together with Management and the Independent Auditors;

e)              monitoring the methodology adopted for risk management and the results obtained, in line with the work presented and developed by the specialist area and by all the managers in charge of the risks under their responsibility, with the aim of ensuring disclosure of the risks that are relevant for the Company;

f)               analysis, approval and monitoring of the Annual Program of the Independent Audit work and its timely performance;

g)              monitoring the process of drawing up and reviewing Fibria’s financial statements, Management’s Report and the Earnings Release, especially, by means of meetings with management and with the independent auditors to discuss the quarterly financial reports (ITRs) and the financial statements for the fiscal year ended on December 31, 2015;

h)             monitoring the whistle-blowing channel, which is open to shareholders, employees, establishments, issuers, suppliers and to the general public, with the Ombudsman being responsible for receiving and checking reports or suspicions of breach of the Code of Ethics, observing the confidentiality and independence of the process and, at the same time, ensuring the proper levels of transparency;

i)                 holding meetings at regular intervals with the Company’s main executives, in order to learn about the main business strategies, as well as monitoring the operational and systems improvements designed to strengthen the processing and security of the transactions;

j)                meetings with the independent auditors Baker Tilly Brasil Auditores Independentes and PricewaterhouseCoopers Auditores Independentes at various times, in order to discuss the quarterly financial reports (ITRs) submitted for its review and to find out about the audit report containing the opinion about the financial statements for the fiscal year ended on December 31, 2015, being satisfied with the information and clarifications provided;

k)             paying attention to transactions with related parties and assessment of the fair value of the Biological Assets, in order to ensure the quality and transparency of the information;

l)                 monitoring the Compliance and Loss Prevention programs and the reviews of the contracting process to make sure it is in line with the legislation and regulations, the risk management process, the updating of the ERM Matrix and of the support system (SAP GRC RM) and of the Crisis Management process.

Conclusion

The members of Fibria Celulose S.A.’s Audit Committee, in the performance of their tasks and legal obligations as set forth in the committee’s own Internal Rules, carried out tests and analysis of the financial statements, as well as of the audit report containing an unqualified opinion from the independent auditors, and of management’s annual report and the proposed allocation of net income, in relation to the fiscal year ended on December 31, 2015. Based on the information provided by the Company’s management and the audit work carried out by the independent auditors Baker Tilly Brasil Auditores Independentes and PricewaterhouseCoopers Auditores Independentes, they recommend, unanimously, that the above mentioned documents be approved by the Company’s Board of Directors.

São Paulo, January 27, 2016.

Maria Paula Soares Aranha
Coordinator of the Audit Committee

Júlio Sergio S. Cardozo
Member and Financial Specialist

José Ecio Pereira da Costa Jr.
Member

EXHIBIT II — MANAGEMENT’S COMMENTS (ITEM 10 OF CVM INSTRUCTION 480/2009)

10.1 — General financial and equity conditions

a. General financial and equity conditions

The following are comments from the company’s Board of Officers corresponding to the analysis of financial and equity condition of the Company, which include an overview of the performance of the global market for each of the financial years ended 2015, 2014 and 2013 and their impact on the company’s results as well as an analysis on the performance of the Company’s capital management and the actions addressed in this management over those years.

Financial Year 2015

The pulp market in 2015 exceeded expectations of agents, and was characterized by the increase in demand above the expectations and unforeseen interruptions in production. This scenario enabled the market to absorb new supplies; allowed successive price increases; and kept producers’ inventories in line with the historical average.

Despite the volatility observed, especially in Asia, which impacted the PIX/FOEX BHKP and caused Fibria to reduce its exposure in the region, short fiber pulp inventory levels reported by PPPC (39 days in December), together with the 7% growth in global eucalyptus pulp sales and supply limitations caused by unforeseen interruptions in production of short fiber, are still supporting positive market fundamentals.  In 2015, the Company’s recurring free cash flow totaled R$2.9 billion, while EBITDA was R$5,337 million, 91% greater than the amount recorded in 2014.

In March 2013, Standard & Poor’s (“S&P”) increased Fibria’s rating from ‘BB/Positive’ to ‘BB+’, with stable outlook. In September 2013, Moody’s revised the outlook from stable to positive. In February 2014, Fitch increased Fibria’s rating to ‘BBB-’, with stable outlook, and the Company reached the investment grade according to this ratings agency. In March 2014, S&P reviewed the Company’s credit rating outlook from stable to positive.  In April 2015, S&P increased Fibria’s credit rating to BBB-, with stable outlook. In November 2015, Moody’s increased the Company’s rating to Baa3 with stable outlook. As a result, Fibria achieved the “investment grade” status based on the ratings attributed by these 3 ratings agencies.  S&P, Fitch and Moody’s ratified their respective ratings, that is ‘BBB-/stable’ and ‘Baa3/stable’, attributed to the Company. Despite (i) the downgrade of Brazil’s sovereign rating from BBB- to BB+ by S&P and Fitch in September 2015 and December 2015 respectively; (ii) Brazil’s Baa3 sovereign rating attributed by Moody’s having been placed under review in December 2015 for possible downgrade; (iii) the new downgrade of Brazil sovereign rating from BB+ to BB/negative outlook attributed by S&P in February 2016; and (iv) Moody’s downgrade of the country’s sovereign rating to Ba2 in February 2016, Fibria’s ratings ‘BBB-/stable’ and ‘Baa3/stable’ were ratified in February 2016 by S&P and Fitch respectively, while Moody has downgraded the Company’s risk rating to Ba1 with negative outlook.

As disclosed by the Company in note 16 to the Consolidated Financial Statements as of December 31, 2015, on December 28, 2015, Fibria announced to its shareholders and the market in general that it has entered into private instruments of purchase and sale of property with one of its controlling shareholders, Votorantim Industrial S.A. (“Votorantim”), former name of Votorantim S.A., according to which (i) the Company undertakes to sell and assign, and Votorantim undertakes to purchase and receive, 5,042 hectares of rural properties owned by the Company worth R$172 million; and (ii) Votorantim undertakes to sell and assign, and the Company undertakes to purchase and receive, 33,994 hectares of rural properties owned by Votorantim worth R$452 million. The Company explained that purchase and sale amounts were negotiated between the parties based on independent valuations.  This transaction is in line with Fibria’s objective to optimize its asset base by ensuring and expanding the structural competitiveness of its forestry activities.

In 2015, the Company’s pulp production was 5,185 tons, down by 2% against 2014, chiefly due to lower impact from scheduled maintenance interruptions in operations, which took place for the first time after 15 months. In previous years, these interruptions used to take place at each 12 months.  The volume of sales was 5,118 tons, down by 3.5% against 2014. Despite the positive performance in most part of 2015, which enabled the application of three consecutive price increases throughout the year, sales in the last quarter were impacted by the pressure on prices imposed by China, which led the Company to reduce its exposure in Asia below the historical average. Pulp inventories closed the year at 52 days, over 4 days compared to 2014.

Cash production costs in 2015 were R$618/t, up by 19% against 2014, chiefly due to increased wood costs (R$35/t), especially as a result of higher logistic costs (higher average radius and higher share of wood from third parties), and the effect from exchange rates (R$28/t). Other factors with impact on the increase in cash production costs were a greater impact from scheduled maintenance interruptions and lower income from utilities.   The same basis of comparison showed a 16% decrease by in US dollars.

The financial income totaled net expenses of R$3.7 billion compared to net expenses of R$1.6 billion in 2014, particularly due to effects of exchange rate variations on the Company’s indebtedness linked to the US dollar (which, in the period, appreciated 47% against the Real), which, due to its exporting nature, has a greater portion of its debt denominated in the US currency. This situation also resulted from the worsening in hedging results, partially offset by assets linked to the US dollar, which generated revenues in the period.

In 2015, Fibria’s adjusted EBITDA was R$5.3 billion (53% margin), 91% above that recorded in the previous year.  The appreciation of the US dollar against the Real and the increase in average net prices of pulp in US dollars impacted the Company’s performance, which was a record for the period, partially offset by the increase in Cash COGS and lower sales volume.

The gross debt was R$12,744 million in 2015, or US$3,264 million, an increase of 4% in US dollars against 2014, as a result of funding activities for execution of the Horizonte 2 Project (which includes the expansion of the Três Lagoas unit through the construction of a new pulp production line). Fibria’s net debt in 2015 was R$11,015 million. The net debt/EBITDA index in US dollars was 1.78x, while the average debt term was 51 months.

As a result, the Company’s net income was R$357 million in 2015, against R$163 million in 2014. The Company’s by-laws provide for minimum mandatory dividends of 25% of the adjusted net income, after the constitution of the legal reserve. However, in December 17, 2013, the Board of Directors approved the proposal on the distribution of dividends of R$300 million, which will be submitted for approval by the Annual General Shareholders’ Meeting to be held in April 2016. Accordingly, taking into account minimum mandatory dividends of R$81 million, the additional dividends proposed amount to R$219 million.

Financial year 2014

The demand for pulp in 2014 exceeded expectations and increased by 11% compared to 2013. Regarding the supply of pulp, new unforeseen closing down of plants contributed to keeping the market balanced. This scenario enabled the market to absorb new supplies, keeping producers’ inventories in line with the historical average. In September, the PIX/FOEX BHKP Europe index reached its lowest level (US$724/ton). The positive fundamentals, especially with respect to demand, enabled the Company’s volume of sales in 2014 to be higher compared to 2013, and Fibria to announce in the last quarter a new increase in prices as from January 2015 (Europe: US$770/ton). The average US dollar recorded appreciation of 9% in 2014 compared to 2013. Lastly, the production cash cost for 2014 was up by 3% compared to 2013, below the inflation recorded in the period.

On October 28, 2014, Fibria informed its shareholders and the market in general that the amendment to the Shareholders’ Agreement of the Company had been approved by its signatory shareholders, Votorantim and BNDES Participações S.A. - BNDESPAR, which, among other terms and conditions, extends the term of effectiveness of the Shareholders’ Agreement for a period of 5 years, that is, until October 29, 2019. The Shareholders’ Agreement is available at the website of the Company (www.fibria.com.br/ri).

On July 9, 2014, Fibria joined the Special Tax Refund Regime for Exporting Companies - REINTEGRA, which aims to wholly or partially refund the tax residue remaining from the production chain of exported goods, entering into force on October 1, 2014. The credit refund is equivalent to 3% of the amount of the revenues from exports, based on the transfer price, and may occur in two ways: (i) offset by using own matured or maturing debts related to the taxes managed by the Brazilian Federal Revenue Office; or (ii) in kind, which can be requested within 5 years as from the end of the calendar quarter or the effective date of export, whichever occurs later. In the year ended December 31, 2014, the Company recognized REINTEGRA credits in the amount of R$37 million, which were recorded as “costs of goods sold” in the statement of income.

In 2014, the production of pulp reached 5,274 thousand tons, remaining stable compared to the year 2013. The volume of sales totaled 5,305 thousand tons (101% of the year’s production), up by 2% compared to 2013, which is explained by the increase in sales to the European market. The inventories of pulp ended the year at 48 days, 2 days less when compared to 2013.

The production cash cost in the year was R$519/ton, up by 3% compared to 2013, especially due to the higher cost of wood and foreign exchange effect, partially offset by the better result of utilities. Compared to the same period of the prior year, the cash cost was 1% higher, due to the higher cost of wood and foreign exchange effect, partially offset by the better result of utilities.

Fibria will continue to seek initiatives to minimize the structure of costs. The Company is ready to face with any adverse scenario with respect to the possibility of electricity rationing, as it is self-sufficient. In 2014, Fibria produced 117% of the electricity required for the pulp production process.

In 2014, Fibria recorded a decrease of 25% in US dollar-based interest expenses compared to 2013, as a result of actions taken to manage indebtedness, which seek to reduce the principal and the cost of debt.

In 2014, the gross debt in US dollars was US$3,135 million, down by 25% compared to 2013. Fibria ended the year with a cash position of R$778 million, including the marking to market of derivatives. The new liability management actions contributed to reducing the cost of debt in foreign currency to 3.7% p.a., and the average term remained within 55 months. In addition to the settlement of bonds maturing in 2019, on December 11, 2014, the Company informed the bondholders of the total redemption of bonds maturing in 2021, with a coupon of 6.75% p.a., at the price of 110.64% on the balance of the principal of US$118 million. The operation will enable annual interest savings of nearly US$8 million as from 2015.

In view of the foregoing, Fibria recorded consolidated net income of nearly R$163 million in 2014, compared to a loss of nearly R$698 million in 2013.

Financial year 2013

The pulp market in the year 2013 was characterized not only by the opening of new plants but also by the closures announced over the period in the approximate amount of 1.1 million tons, which helped balance the level of supply in the industry (a net increase of nearly 515 thousand tons). With respect to demand, an increase was observed in the number of accumulated shipments of eucalyptus pulp, especially to China and North America. Regarding hardwood producers’ inventories, a decrease was observed as from August, ending the year at 39 days, in line with the historical average. Because of these events, the average price of pulp in US dollars increased by 5% compared to 2012. At the same time, the appreciation of the US dollar over the year continued to raise the price of pulp in Brazilian Reais, and such increase contributed to the Company’s record annually adjusted EBITDA. In view of the increase in the EBITDA and the receipt of the first installment of the sale of land, as described below, leverage was reduced by 2.6x in US dollars.

On November 15, 2013, the Company and its subsidiary Fibria-MS Celulose Sul Matogrossense Ltda. (“Fibria-MS”) signed a Share Purchase Agreement and Other Covenants with Parkia Participações S.A. (“Parkia”) for the sale, on the part of Company and Fibria-MS, of nearly 210,000 hectares of land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, in the total amount of R$1,650,000 thousand.

This operation was concluded on December 30, 2013, upon signature, by the Company, Fibria-MS and Parkia, of the First Amendment to the Share Purchase Agreement and Other Covenants, in which the total area subject to the operation was adjusted to 205,722 hectares of gross area, in the potential total amount of R$1,650,099 thousand, R$500,000 thousand of which being received by the Company as down payment.

The outstanding balance of R$902,584 thousand was received in the first quarter of 2014 after the fulfillment of certain obligations and legal registrations by the Company.

The Company may also receive the additional amount of R$247,515 thousand, totaling R$1,650,099 thousand , which is subject to the appreciation of land over the period of 21 years, and, if due, such amount will be paid in three installments, in the 7th, 14th and 21st years, as from the date of closing.

On December 30, 2013, the Company signed forestry partnership and standing timber supply agreements, both for a term of up to 24 years. The operation generated a capital gain, net of income and social contribution taxes, of R$527 million. There was no effective cash disbursement for the payment of these taxes as they were offset against the tax loss generated in the year 2013.

The Company opted for cash payment of the debts overdue until December 31, 2012 relating to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), arising from the application of Article 74 of Provisional Measure 2.158-35/01, referring to the taxation on income earned by subsidiaries abroad. The total cash payment amount, with the reduction of 100% in the late payment and official fines, isolated fines, late payment interest and legal charges, totaled R$560 million, the effect of which was recorded in 4Q13. Of this amount, the Company used tax loss and negative social contribution base credits to offset R$168 million, equivalent to 30% of the amount of the principal, bringing the effective cash disbursement to the amount of R$392 million.

The Company’s gross debt in US dollars on December 31, 2013, was US$4,172 million, down by 21% compared to 2012. Considering the receipt of the first installment of the initial payment for the sale of land subject to Share Purchase Agreement and Other Covenants (in the amount of R$500 million) and the generation of cash from operations, the Company ended the year with a cash position of R$1,924 million. The net debt/EBITDA ratio in US dollars was 2.6x, and, if we considered the receipt of the second and third installments of the sale of land in the amount of R$903 million, the ratio would be 2.3x in US dollars (US$) and 2.5x in Brazilian Reais (R$). The repurchase of 100% of the outstanding balance of the Fibria 2020 bond, equivalent to US$690 million, and a coupon of 7.5% p.a., was announced in January 2013. The settlement occurred in March 2014. On February 18, 2014, Fibria opted for the early payment of the outstanding balance of a loan taken out in September 2009 from Finnvera (a Finnish development company supporting companies that are proven to be committed to sustainability) in the amount of US$96.5 million (R$237,912 thousand).

In 2013, Fibria’s pulp production totaled 5,259 thousand tons, down by 1% compared to 2012, which was primarily caused by the lower number of productive days in 2013 and the impact caused by the rain on the Aracruz Unit in December.

In 2013, the Company’s sales totaled 5,198 thousand tons (98% of the year’s production), down by 3% compared to 2012, when the Company set a record in volume sold and inventories were below 50 days. Additionally, the reduction in the volume produced caused lower availability of products. The inventories ended 2013 at 50 days.

The production cash cost for the year 2013 was R$505/ton, up by 6.7% compared to 2012, which can be primarily explained by the higher cost of wood, foreign exchange effect and higher price of inputs. If we ruled out the impact caused by the foreign exchange and the rain that hit the Aracruz Unit, the increase would be below the inflation rate for the year.

Capital Management

The Company made progress in debt management in the last financial years - an effort whose results were in part reduced by the appreciation of the US dollar against the real, merely accounting effect which contributed to increase the leverage of the Company in 2013. However, this index was lower in 2014 and 2015 due to the increase in average US dollar rates in these periods. The conclusion of the sales of Conpacel and KSR, in addition to the sales of land made in 2013, was an important milestone in the last 3 years: the operations enabled the strategy to reposition the Company in the pulp business and contributed to improve its capital structure. The proceeds from these transactions were used to reduce gross debt and in liquidity enhancement. The Company, following its financial policy, has a comfortable liquidity to cope with operational financial obligations.

The Company’s Management monitors the debt based on the consolidated financial leverage ratio (net debt divided by income before interest, income tax and social contribution tax on net income, depreciation and amortization) (“Adjusted EBITDA”). Net debt, in turn, corresponds to total loans less the amount of cash and cash equivalents, marketable securities and the fair value of derivative financial instruments.

On May 6, 2011, the Board of Directors approved a new company policy on debt management and liquidity, which aims to establish guidelines for the management of financial indebtedness and liquidity seeking the resumption and maintenance of investment grade, according to classification of the three major ratings agencies, S&P, Moodys and Fitch. This rating enables the Company to diversify its sources of financing, permanent access to debt markets, reduce the cost of debt and also the creation of shareholder value. The policy is part of internal and corporate governance controls and complements the Company’s “Market Risk Management Policy”. The area of Risk and Compliance Governance has the ability to control and report, regardless of the Treasury, the framework of the indicators described.

The policy provides the ratio of net debt to adjusted EBITDA ratio within the range of 2.0x and 2.5x and may, at any given time of the investment cycle, temporarily reach the maximum level of 3.5x. Strategic and management decisions of the Company should not imply that this ratio exceeds 3.5x. This ratio should be calculated based on the last day of each quarter by dividing net debt at the end of the quarter by the index accumulated in the last four quarters. If the indicators of the policy go out of the limits due to impact of exogenous factors, every effort should be made for them to be incorporated again.

The Company shall maintain a minimum cash balance, cash equivalents and marketable securities in order to prevent the occurrence of mismatches in its cash flow which affect its ability to pay. This minimum cash balance is defined as the sum of: (i) minimum operating cash balance, which reflects the operating cash conversion cycle, and (ii) minimum balance to cover debt service, which includes interest and principal on short term. Additionally, management may seek to increase cash flow, including committed lines to meet the minimum cash metrics of rating agencies. The monitoring of liquidity will be mostly done by projected cash flow for 12 months. The projection of cash flow will consider stress tests in exogenous risks factors in the market, such as exchange rate, interest rate and price of pulp, in addition to endogenous factors.

The management of financial indebtedness and liquidity should also consider the financial covenants contemplating a safety margin so that they are not exceeded.

The Administration will prioritize funding in the same currency and/or indexer of its cash flow, thus seeking a natural hedge for its cash flow. The instruments should be compatible with the desired profile of debt. All incomes must be supported by quotations and approved by the authorities required by the Bylaws, policies and procedures in force.

The company’s Treasury is responsible for preparing the contingency plan that addresses the actions necessary to resolve the possible occurrence of this nature. This plan shall be submitted to the Finance Committee and duly supported by the relevant bodies.

The financial leverage ratios at December 31, 2015, 2014 and 2013 were as follows:

(R$ Million)	2015	2014	2013
Net Debt	11,015	7,549	7,849
Adjusted EBITDA	5,337	2,791	2,796
Net Debt / Adjusted EBITDA	2.06	2.7	2.8

The leverage ratio fell from 2.7 in 2014 to 2.1 in 2015, primarily because of the increase in the Adjusted EBITDA due to the impact from higher US dollar rates against the Real, with impact on net revenues, despite the drop in the volume sold compared to 2014.

As of June 2012, for the purpose of analyzing financial covenants, including the financial leverage ratio, the US dollar became the currency of measurement, as detailed in Note 23 to the financial statements for the year ended December 31, 2012. As the ratios used above for the year ended December 31, 2015 were measured in Brazilian Reais, this ratio shows a difference from the ratio measured for the purpose of analyzing the covenants and financial leverage according to the newly adopted assumptions.

b. Capital structure and the possible redemption of shares indicating (i) redemption situations; (ii) the formula for calculating the redemption amount

The company’s net worth on December 31, 2015 was R$12,815 million, representing a decrease by 12%, or R$1,800 million, over the net worth at December 31, 2014, primarily due to (i) the distribution of dividends, in excess of mandatory minimum dividends, in the amount of R$2,111 million in 2015, of which R$111 million corresponded to additional dividends on income recorded in 2014, as approved by the Annual General and Special Shareholders’ Meeting held on April 28, 2015, and paid to shareholders on May 14, 2015, and R$2,000 million as interim dividends approved by the Special Shareholders’ Meeting held in November 30, 2015 and paid in December 9, 2015; and (ii) the consolidated net worth of R$357 million ascertained in year 2015, whose allocation proposal is described in section 3 of this Reference Form. The Company’s net worth as of December 31, 2014, was R$14,616 million, or an increase by 1%, or R$124 million, against the net worth as of December 31, 2013, chiefly due to the net worth recorded in 2014, whose consolidated value was R$163 million.

On the date this Reference Form, the Company’s capital stock, fully subscribed and paid up, is represented by 553,934,646 common nominative shares with no par value, according to the following table.

Number of shares (thousand)	12/31/2015	12/31/2014	12/31/2013
Ordinary	553,935	553,935	553,935
Preferred	0	0	0
Ordinary	553,935	553,935	553,935

There is no chance of redemption of shares issued by the Company other than those provided by law.

On December 31, 2015, the balance of the Company’s gross debt totaled R$12,744 million (compared to the gross debt balance of R$8,327 million on December 31, 2014 and R$9,773 million on December 31, 2013), and cash and securities position, net of derivatives, was R$1,730 million (compared to the position of R$778 million on December 31, 2014, and R$1,924 million at December 31, 2013). As a result, the net debt at December 31, 2015, amounted to R$11,015 million (against the net debt of R$7,549 million in December 31, 2014 and R$7,849 million at December 31, 2013). In the financial year ended on December 31, 2015, the cash generation measured by the adjusted EBITDA (abbreviation in English for earnings before interest, taxes, depreciation and amortization, as defined in section 3.2) totaled R$5,337 million (compared to the EBITDA of R$2,791 million in 2014 and R$2,796 million in 2013), which translates into a level of debt of Net debt/Adjusted EBITDA of 2.06x (compared to the level of debt of 2.7x in 2014 and 2.8x in 2013).

The leverage ratio declined from 2.7x on December 31, 2014, to 2.6x on December 31, 2015, primarily due to the increase in Adjusted EBITDA for the period, affected by the increase in the US dollar against the Real, with impact on net revenues, despite the decrease in the volume of sales compared to 2014.

The ratio between third-party capital (current liabilities + noncurrent liabilities) and total capitalization (third-party capital + equity, represented by shareholders’ equity) in December 2015 was 0.56:1 compared to 0.43:1 and 0.46:1 in 2014 and 2013.

c. Ability to pay in relation to financial commitments

The company’s Officers believe that the operating cash flow, plus cash, is sufficient to meet its financial commitments contracted. With regard to financial commitments for loans and financing to be completed in the financial year of 2016, which, as of December 31, 2015, corresponded to a value of R$1,073 million, the debt will be serviced, in the main, by the company’s cash and cash equivalents, which at December 31, 2015 stood at R$2,490 million, corresponding to cash and cash equivalents plus investments in short-term securities, after stripping out the fair value of the derivatives, as well as the refinancing of some debt, which can be settled early or replaced by others with more attractive tenors and costs.

In the financial years ended December 31, 2013, 2014 and 2015, the Company fulfilled its financial commitments.

Additionally, the Company has, as an alternative to support the expansion and acquisitions projects, to obtain long term debt lines. Considering the current market scenario, the Officers of the Company believe that these credit lines will remain available. A positive factor for obtaining these credit lines is the constant evolution in the credit quality of the company, improvement of its debt profile over time and cost, in addition to the positive evolution of the ratings.

The rating agencies Moody’s, Standard & Poor’s and Fitch Ratings assign the following risk classifications to Fibria:

Agency	Rating	Outlook	Date
Standard & Poor’s	BBB-	Stable	Sep 15
Fitch Ratings	BBB-	Stable	Feb 15
Moody’s	Baa3	Stable	Dec 15

Debt Management Plan

For details on the Debt Management Plan of the Company, see item 10.1 (f) of this Reference Form.

d. Sources of financing for working capital and for investments in non-current assets used

The Company finances its working capital, if necessary, through export credit operations in the modalities of ACCs (Advance on Foreign Exchange Contracts)/ACEs (Advance against Draft Presentation) and through operations of compror, forfaiting and discounts for letter of credit, as appropriate.

Credit lines for export in terms of ACCs/ACEs consist of financing made available at very competitive costs for export companies. Compror operations, in turn, meet the demands of the Company’s domestic customers for longer periods, without the company incurring in a greater need for its own working capital. The forfaiting operations represent a discount of receivables from customers, without right of return by the bank.

On December 31, 2015, the Company reported liabilities in the approximate amount of (i) R$45 million in ACCs/ACEs (compared to R$263 million on December 31, 2014, and R$452 million on December 31, 2013); and (ii) R$4 million in compror operations (compared to R$28 million on December 31, 2014, and R$37 million on December 31, 2013).

The most significant investments in non-current assets consisted of (i) the construction of the new plant in Três Lagoas (State of Mato Grosso do Sul) regarding the Horizonte 2 Project; (ii) the planting of forests; and (iii) maintenance of the Company’s production units, which are essential for the continuity of its business. These investments have been financed by its own cash flow and through the following bank credit lines: long-term BNDES (the Brazilian National Economic and Social Development Bank) lines and other financing through local and foreign financial partners, such as in the case of the Agribusiness Receivables Certificates (CRA), the Midwest Development Fund (FDCO), and Export Credit Agencies (ECAs) for the Horizonte 2 Project.

The credit lines contracted by the Company offer competitive conditions, including terms for payment of the principal and interest compatible with the Company’s activities and business, without compromising its ability to fulfill the commitments under such contracting.

e. Sources of financing for working capital and for investment in non-current assets intended for use in covering liquidity shortfalls

The Board of Officers believes that the internal cash generation of the Company, together with the instruments mentioned in item 10.1.d, will be sufficient to address satisfactorily its commitments. If there is any mismatch of availability with the amounts maturing in short term, the Company may use credit lines (revolve) already hired or hire new credit lines with financial institutions, both lines for working capital and for investments in maintenance, these credit lines being handled on a case by case basis.

f.             debt levels and characteristics of such debts, also describing (i) loan agreements and relevant financing, (ii) other long term relationships with financial institutions, (iii) subordination grade of the debts, and (iv) eventual restrictions imposed on the company in relation to limiting of debt and contracting of new debts, distribution of dividends, sale of corporate control

Levels of Debt

On December 31, 2015

On December 31, 2015, the balance of Fibria’s gross debt was R$12,744 million, of which R$1,073 million represented short-term debts, and R$11,671 million corresponded to long-term debts. Of the total gross debt, 90% was denominated in foreign currency, considering swap agreements.

Fibria’s cash position, taking into account cash and cash equivalents, securities and marking-to-market of current and noncurrent derivatives, as of December

31, 2015, was R$1,730 million (compared to R$778 million as of December 31, 2014). Consequently, the net debt on December 31, 2015, corresponded to R$11,014 million (R$7,549 million on December 31, 2014).

On December 31, 2015, total average cost (*) of the Company’s debt in US dollars was 3.3.% p.a., considering the average cost of debt in national currency, of 12.4% p.a., and the cost in foreign currency, taking into account the Libor forward curve of 3.8% p.a.

(*) Total average cost, considering the debt in Reais, adjusted by the market swap curve.

The principal transactions carried out by the Company in 2015 were as follows:

In August 2015, the Company, through its subsidiary Fibria International Trade GMBH, entered into an amendment to the agreement in the amount of US$400 million (equivalent to R$1,390 million on that date). The amount was disbursed in three tranches: (i) US$98 million, maturing in 2019, and interest rate of 1.30% p.a. on the quarterly LIBOR; (ii) US$144 million, maturing in 2019, and interest rate of 1.40% on the quarterly LIBOR; and (iii) US$158 million, maturing in 2021, and interest rate of 1.55% p.a. on the quarterly LIBOR. These amounts will be allocated to the financing of the Horizonte 2 Project.

In September 2015, the Company completed the public distribution of 675 thousand agribusiness receivables certificates issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., in the amount of R$675 million, at 99% of CDI, with payment of interest twice a year, and principal maturing in October 2021. Funds will be allocated to the purchase of goods and contracting of services for the Horizonte 2 Project. Agribusiness Receivables Certificates were backed by agribusiness credit rights assigned by Itaú Unibanco S.A. and originated from the export credit note issued by Fibria-MS Celulose Sul-Matogrossense Ltda. (“Fibria-MS”), as endorsed by the Company. The Company received the funds on October 23, 2015.

On December 31, 2014

On December 31, 2014, the balance of Fibria’s gross debt was R$8,327 million, R$965 million of which representing short-term debts and R$7,362 million of which corresponding to long-term debts. Of the total gross debt, 93% was foreign currency-denominated, taking the swaps into account.

Fibria’s cash position, taking into account cash and cash equivalents, securities and marking to market of current and noncurrent derivatives, as of December 31, 2014, was R$778 million (compared to R$1,924 million as of December 31, 2013). Consequently, net debt on December 31, 2014, corresponded to R$7,549 million (R$7,849 million on December 31, 2013).

On December 31, 2014, the average cost of bank debt in national currency was 7.6% p.a. and, in foreign currency, taking into account the Libor forward curve, 3.7% p.a.

Since its incorporation, Fibria has implemented a consistent and disciplined plan that focuses on reducing debt and its cost by seeking to improve its capital structure, recover and maintain its investment grade rating and obtain financing for its strategic growth in favorable market conditions.

In 2014, as part of its indebtedness management plan, the Company entered into the following transactions:

Repurchases:

•              In February 2014, the Company made an early settlement, with its own funds, in the amount of US$96 million (equivalent to R$234 million), with respect to developing company Finnvera.

•              On March 26, 2014, the Company repurchased and cancelled, with its own funds, the amount of US$690 million (equivalent to R$1,596 million), with respect to the outstanding balance of the “Fibria 2020” Bond.

•              In October 2014, the Company repurchased and cancelled, with its own funds, 100% of the outstanding bonds related to the “Fibria 2019” Bond, in the amount of US$63 million, originally maturing in October 2019, at the interest rate of 9.25% p.a.

•              During the year 2014, the Company repurchased and cancelled, with its own funds, 100% of the outstanding bonds related to the “Fibria 2021” Bond, in the amount of US$561 million (equivalent to R$1,290 million).

•              During the year 2014, the Company repurchased the amount of US$61 million (equivalent to R$138 million), with respect to the VOTO IV Bond, issued by subsidiary VOTO IV, originally maturing in June 2020.

•              In December 2014, the Company fully repurchased the export prepayment agreement entered into with Banco Itaú in the amount of US$250 million (equivalent to R$424 million), paying semiannual interest at the rate of 2.55% per year, plus LIBOR 6M, and maturity scheduled for 2020.

•              In December 2014, the Company fully repurchased the export prepayment agreement entered into with 11 banks in the total amount of US$189 million (equivalent to R$503 million), paying quarterly interest at the rate of 2.33% per year, plus LIBOR 3M, and maturity scheduled for 2018.

•              In December 2014, the Company made an early settlement of 100% of the balance of the Export Credit Note entered into with Banco Safra in the amount of R$326 million, at the cost of CDI + 0.85% p.a., and maturity scheduled for 2018.

•              In March 2014, the Company cancelled a revolving credit facility entered into in May 2011, through Fibria International Trade GmbH, with 11 foreign banks. The line was valid for 4 years, in the total amount of US$500 million. The payments were made on a quarterly basis at costs ranging from 1.4% p.a. to 1.7% p.a., plus quarterly LIBOR. The Company did not use this credit line.

Issues:

•              In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into an export credit agreement with Citibank, in the amount of US$100 million (equivalent to R$232 million), paying quarterly interest at the rate of 1.625% p.a., plus LIBOR 3M, for a term of five years.

•              In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into an export credit agreement with four foreign banks, in the amount of US$200 million (equivalent to R$465 million), paying quarterly interest at the rate of 1.75% p.a., plus LIBOR 3M (which may be reduced to 1.55% p.a., if Investment Grade is obtained), for a term of five years.

•              In May 2014, the Company, through its subsidiary Fibria Overseas Finance Ltd., issued bonds maturing in 2024 (Fibria 2024 Bond), at fixed interest rate of 5.25% p.a., in the amount of US$600 million (equivalent to R$1,330 million).

•              In December 2014, the Company entered into an export prepayment agreement with 11 banks in the amount of US$500 million (equivalent to R$1,370 million), US$129 million of which maturing until 2019 with an interest rate of 1.30% p.a. above the quarterly LIBOR, US$191 million of which maturing until 2019 with an interest rate of 1.40% p.a. above the quarterly LIBOR, and US$180 million of which maturing until 2020 with an interest rate of 1.55% p.a. above the quarterly LIBOR. This line was used in the early payment of debts with higher costs and less attractive terms.

•              In 2014, the Company entered into two revolving credit facilities in national currency with Banco Bradesco and Banco Itaú, in the total amount of R$300 million and R$250 million, respectively, available for four years, at the cost of 100% of the CDI, plus 2.1 % p.a., when used. During the period when the facility is not used, the Company will pay a quarterly and monthly commission in Brazilian Reais of 0.35% p.a. and 0.33% p.a., respectively. The Company has not used this credit facility yet.

•              In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into a revolving credit facility with seven foreign banks, in the total amount of US$280 million, available for four years, at a quarterly paid cost ranging from 1.55% p.a. to 1.70% p.a., plus LIBOR 3M, when used. During the period when the facility is not used, the Company will pay, on a quarterly basis, an amount equivalent to 35% of the spread agreed. The Company has not used this credit facility yet.

On December 31, 2013

On December 31, 2013, the balance of Fibria’s gross debt was R$9,773 million, R$2,972 million of which representing short-term debts and R$6,801 million of which corresponding to long-term debts. Of the total gross debt, 95% was denominated in foreign currency, taking the swaps into account.

Fibria’s cash position, taking into account cash and cash equivalents, securities and marking to market of current and noncurrent derivatives, on December 31, 2013, was R$1,924 million (compared to R$3,023 million on December 31, 2012). Consequently, net debt on December 31, 2013, corresponded to R$7,849 million (R$7,745 million on December 31, 2012).

On December 31, 2013, the average cost of bank debt in national currency was 7.4% p.a. and, in foreign currency, taking into account the Libor forward curve, 4.6% p.a.

The main operations carried out by the Company in 2013 were as follows:

•              In June 2013, the Company early repaid the amount of R$206 million, (40% of the debt balance) of the NCE with Banco Safra, and adjusted the outstanding balance, obtaining a reduction in the cost of debt from 100% of the CDI, plus 1.85% p.a., to 100% of the CDI, plus 0.85% p.a., maturing in 2018.

•              On November 15, 2013, the Company and its subsidiary Fibria-MS entered into a Share Purchase Agreement and Other Covenants with Parkia Participações S.A. (“Parkia”) for the sale, on the part of the Company and Fibria-MS, of nearly 210,000 hectares of land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for the total amount of R$1,650,000 thousand.

This operation was concluded on December 30, 2013, upon the signature, by the Company, Fibria-MS and Parkia, of the First Amendment to the Share Purchase Agreement and Other Covenants, in which the total area subject to the operation was adjusted to 205,722 hectares of gross area, in the potential total amount of R$1,650,099 thousand.

The Company may also receive the additional amount of R$247,515 thousand, totaling R$1,650,099 thousand, which is subject to the appreciation of land over the period of 21 years, and, if due, such amount will be paid in three installments, in the 7th, 14th and 21st years, as from the date of closing.

•              During the year 2013, the Company repurchased and cancelled, with its own funds, the amount of US$897 million (equivalent to R$1,851 million of the “Fibria 2020”, “Fibria 2021” and “Voto IV” Bonds), originally maturing in May 2020, March 2021 and May 2020, at fixed interest rates of 7.5%, 6.75% and 7.75% p.a., respectively.

Debt Repayment Schedule

Repayment schedule. (R$ millions)

Foreign currency

National currency

f.(i). Relevant loan and financing agreements.

The loan and financing agreements relevant to the Company have the following characteristics, as identified in the explanatory note No. 23 to the standardized financial statements for 2015, 2014 and 2013.

Bank Financing

	Average annual charges - %		December 31
Type/purpose	(*)	Maturity	2015	2014	2013

In foreign currency
BNDES — Currency basket	6.4	2023	731,243	471,901	357,129
Export credits (prepayment)	2.8	2021	6,736,844	3,709,181	2,882,783
VOTO IV Eurobonds	7.75	2020	372,133	253,516	371,668
Eurobonds (issued by Fibria Overseas)	5.25	2024	2,329,773	1,582,827	2,992,425
Export credits (ACC)	1.3	2016	45,123	263,120	451,718
Development agency (Finnvera)	0.6	2018			225,454

Subtotal in foreign currency			10,215,115	6,280,545	7,281,177

In national currency
BNDES - TJLP	10.3	2023	963,359	1,191,558	1,439,628
BNDES - FIXO	5.5	2022	130,205	92,674
BNDES — SELIC	2.4	2024	26,603
FINEP/FINAME	4	2019	7,939	13,565	17,620
CRA	16.2	2021	675,961
Export Credit Notes - NCE	16.6	2020	702,032	714,249	989,435
Fundo Centro-Oeste (FCO)	8.4	2017	22,618	33,928	45,237

Subtotal in national currency			2,528,717	2,045,974	2,491,920

General Total			12,743,832 ,,	8,326,519	9,773,097

(R$ thousand)

Related to the agreements for loans and financing referred to in the table above, we highlight the most relevant:

(a)                          Export credits (prepayment)

In August 2015, the Company, through its subsidiary Fibria International Trade GMBH, entered into an amendment to the agreement in the amount of US$400 million (equivalent to R$1,390 million on that date). The amount was disbursed in three tranches: (i) US$98 million, maturing in 2019, and interest rate of 1.30% p.a. on the quarterly LIBOR; (ii) US$144 million, maturing in 2019, and interest rate of 1.40% on the quarterly LIBOR; and (iii) US$158 million, maturing in 2021, and interest rate of 1.55% p.a. on the quarterly LIBOR. These amounts will be allocated to the financing of the Horizonte 2 Project.

In 2015, the Company, through its subsidiary Veracel Celulose S.A. (“Veracel”), entered into Advances on Foreign Exchange Contracts (ACC) in the amount of US$54million (equivalent to R$168 million), maturing until February 2016, at a fixed interest rate between 1.02% and 1.30% p.a.

In December 2014, the Company entered into a syndicated export prepayment agreement with 11 banks in the amount of US$500 million (equivalent to R$1,370 million on that date). The disbursements were made in three tranches: the first tranche in the amount of US$129,750 thousand, maturing until 2019, at an interest rate of 1.30% p.a. above the quarterly LIBOR; the second tranche in the amount of US$190,625 thousand, maturing until 2019, at an interest rate of 1.40% above the quarterly LIBOR; and the third tranche in the amount of US$179,625 thousand, maturing until 2020, at an interest rate of 1.55% p.a. above the quarterly LIBOR. This facility was used to make the early payment of debts at higher costs and with less attractive terms.

In December 2014, the Company entered into two Advances on Export Contracts (ACE), in the total amount of US$70 million (equivalent to R$182 million), maturing on December 24, 2014, at an interest rate of 0.18% p.a. One agreement was settled on the date of maturity, and the other agreement was extended for and settled on January 14, 2015.

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into an export credit agreement with four foreign Banks, in the amount of US$200 million (equivalent to R$465 million on the respective date), paying quarterly interest at the rate of 1.75% p.a., plus LIBOR 3M (which may be reduced to 1.55% p.a., if Investment Grade is obtained), for a term of five years.

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into an export credit agreement with Citibank, in the amount of US$100 million (equivalent to R$232 million on the respective date), paying quarterly interest at the rate of 1.625% p.a., plus LIBOR 3M, for a term of five years.

In April 2013, the Company, through its subsidiary Fibria Trading International KFT., entered into an export credit agreement with 3 banks, in the amount of US$100 million (equivalent to R$202 million on the respective date), maturing until 2018, at an initial interest rate of 1.63% p.a. above the quarterly LIBOR.

In February 2012 the company’s subsidiary Veracel, raised an export prepayment facility of US$33 million (equivalent to R$57 million), with semi-annual interest payments at the rate of 5% per annum over LIBOR, and amortization of principal in a single installment maturing in 2017.

On May 2011, the Company obtained an exportation prepayment line with 11 foreign banks, amounting to US$300 million (equivalent to R$489 million on the respective dates) with payment of quarterly interest rate of 1.80% per year above LIBOR (which can decrease to 1.60% per year, if we obtain the condition of investment grade) for a period of eight years.

On September 2010, the Company entered into an export credit agreement with 11 banks in the amount of US$800 million (equivalent to US$1,355 million at that date) with maturities in 2018 and initial interest rate of 2.755% per year above the quarterly LIBOR and which may be reduced to 2.3%, according to the deleveraging and rating of the Company. This line was used to prepay debt with higher costs and with less attractive terms. On March 29, 2011, the Company settled in advance the amount of US$600 million (equivalent at that date to approximately R$993 million), with proceeds from the sale of Conpacel and capture of Bond Fibria 2021. On December 30, 2014, the Company early settled the balance of the agreement in the amount of US$191 million (equivalent to R$507 million), with funds raised by the PPE Sindicato of US$500 million.

On September 2010, the Company entered into a bilateral export credit agreement in the amount of US$250 million (equivalent to US$424 million at that date) with maturities in 2020 and initial interest rate of 2.55% per year above the biannual LIBOR. This line was used to prepay debt with higher costs and with less attractive terms.

On December 19, 2014, the Company early settled the amount of US$250 million in full (equivalent to R$662 million).

On March 2010, the Company entered into a bilateral export credit agreement in the amount of US$535 million (equivalent to US$956 million at that date) with interest rate of 2.95% per year above the quarterly LIBOR and with maturity until 2017. This line was fully used to pay debt with higher costs and with less attractive terms. On April 29, 2011, the Company settled in advance the amount of US$100 million (equivalent at that date to approximately R$161 million), reducing the cost of the debt and obtaining a larger payment term of the remaining balance (2013 to 2018, with quarterly payments) In 2012 the company early settled the amount of US$200 million, with no change to the other conditions. During 2013, the Company repaid US$43 million. On December 31, 2013, the amount of the outstanding principal was US$192 million. In 2014, the amount of US$32 million was repaid upon maturity. The final maturity of the agreement was also renegotiated for August 2019. In 2015, the amount of US$40 million was repaid on the maturity date. As a result of these transactions, the outstanding balance of the principal became US$120 million (equivalent to R$469 million).

(b)           Loan - VOTO IV (Bonds)

On June 2005, Votorantim Overseas Trading Operations Limited IV (VOTO IV), controlled in conjunction with Votorantim Participações S.A. (a company that merged into Votorantim on January 1, 2016), captured in the international market US$400 million (equivalent at that time to R$955 million) with maturity in June 24, 2020 and annual rate of 8.50%. The Company received 50% of the total funds raised, or US$200 million at that time equivalent to R$477 million. In 2013, the Company early repaid an amount of US$42 million (equivalent to R$93 million on that date). This transaction generated an expense in the amount of R$13 million, recorded in the statement of income, of which R$12 million related to the premium paid and R$1 million related to the proportional repayment of the transaction cost resulting from the purchase of this Bond.

During the year 2014, the Company repurchased the amount of US$61 million (equivalent to R$138 million) related to the VOTO IV Bond, issued by the subsidiary VOTO IV, originally maturing in June 2020. This transaction generated an expense in the amount of R$33 million, recorded in the statement of income, of which R$30 million related to the premium paid to the holders of such bonds who adhered to the offering and R$3 million related to the proportional repayment of the transaction cost resulting from the issue of this Bond. In 2015, the Company repurchased the amount of US$0.4 million. As a result of early redemption, we recognized financial expenses in the amount of US$0.07 million, of which US$0.06 million relates to the premium paid regarding the repurchase transaction, and US$0.01 million relates to the proportional amortization of transaction costs. Because of this transaction, the outstanding balance of the Bond became US$96.4 million (equivalent to R$376 million).

(c)           Loans - Fibria 2019, Fibria 2020, Fibria 2021 and Fibria 2024 (Bonds)

Fibria 2024

On May 7, 2014, the Company, through its subsidiary Fibria Overseas Finance Ltd., completed the new issue of bonds maturing in 2024 (Fibria 2024 Bond), in the amount of US$600 million (equivalent to R$1,329,840 million), at a fixed interest rate of 5.25% p.a. The funds from the issue of the Bond were received on May 12, 2014, and a portion of such funds was used to pay the Fibria 2021 Bond.

Fibria 2021

On March 2011, the Company, through its international subsidiary Fibria Overseas Finance Ltd., captured the international market US$750 million (“Fibria 2021”, equivalent at that time to R$1,240,875 million) maturing in ten years and with repurchase option from 2016, with semiannual interest payment and rate of 6.75% per year.

During the year 2013, the Company repurchased and cancelled, with its own funds, the amount of US$189 million (equivalent to R$411 million) of the Fibria 2021 Bond. This transaction generated an expense in the amount of R$35 million, recorded in the statement of income, of which R$31 million related to the premium paid to the holders of such bonds who adhered to the offering and R$4 million related to the proportional repayment of the transaction cost of this Bond.

During the year 2014, the Company repurchased and cancelled, with its own funds, 100% of the outstanding bonds related to the Fibria 2021 Bond, in the amount of US$561 million (equivalent to R$1,290,229 million). This transaction generated an expense in the amount of R$160 million, recorded in the statement of income, of which R$150 million related to the premium paid to the holders of such bonds who adhered to the offering and R$10 million related to the repayment of the transaction cost of these Bonds.

Fibria 2020 and Fibria 2019

On October 2009, the Company, through its international subsidiary Fibria Overseas Finance Ltd., raised on the international market US$1 billion (“Fibria 2019”, equivalent at that time to approximately R$1,744 million) maturing in ten years with semiannual interest payment and rate of 9.25% per year. In May 2010, the Company announced the exchange offer of Fibria 2019, by reopening the Fibria 2020, aiming at improving the interest curve and improving the liquidity of papers, and to relax the covenants clauses to the new reality of the Company. Membership to the exchange offer was 94%.

In May 2010, the Company, through its international subsidiary Fibria Overseas Finance Ltd., raised US$750 million on the international market (Fibria 2020, equivalent to R$1,339,650 million) maturing in ten years and with repurchase option as from 2015, with semiannual interest payment at the rate of 7.50% per year.

In July 2012, the Company early repaid, with its own funds, upon the holding of a Public Offering, the amount of US$514 million (equivalent to R$1,045 million) relating to the repurchase of the Fibria 2020 Bond, raised in May 2010. This transaction generated an expense in the amount of R$151 million, recorded in the statement of income, of which R$62 million related to the premiums paid to the holders of such bonds who adhered to the offering and R$89 million related to the proportional repayment of the transaction cost from the issue of this Bond.

During the year 2013, the Company repurchased and cancelled, with its own funds, the amount of US$666 million (equivalent to R$1,347 million) of the Fibria 2020 Bond. This transaction generated an expense in the amount of R$302 million, recorded in the statement of income, of which R$193 million related to the premium paid to the holders of such bonds who adhered to the offering and R$109 million related to the proportional repayment of the transaction cost from the exchange of this Bond.

On March 26, 2014, the Company repurchased and cancelled, with its own funds, the amount of US$690 million (equivalent to R$1,596 million), related to the outstanding balance of the Fibria 2020 Bond. This transaction generated an expense in the amount of R$300 million, recorded in the statement of income, in accordance with the Company’s accounting practice, of which R$180 million related to the premium paid to the holders of such bonds who adhered to the offering and R$120 million related to the repayment of the transaction cost from the issue of this Bond.

In October 2014, the Company repurchased and cancelled, with its own funds, 100% of the outstanding bonds related to the Fibria 2019 Bond, in the amount of US$63 million (equivalent to R$153 million), originally maturing in October 2019, at the interest rate of 9.25% p.a. This transaction generated an expense in the amount of R$7 million related to the premium paid to the holders of such bonds.

(d)           BNDES

The Brazilian National Economic and Social Development Bank - BNDES has been an important source of debt financing for the Company’s capital expenditures.

In 2015, Fibria entered into five new agreements through the credit limit of R$1.7 billion established in 2011, in the amounts of R$10.5 million (industry investments financing), R$24 million (financing of IT projects), R$35 million (purchase of trucks), R$138.6 million (financing of forestry investments); and R$7.5 million (social projects).

In 2015, BNDES released R$254 million (against R$283 in 2014). Most of our loans taken from BNDES are subject to interest indexed to the nominal long-term interest rate (TJLP). BNDES loans still pending are indexed to BNDES (weighed average exchange rate variation within a currency basket, predominantly, US dollars), plus spread and a fixed rate.

On December 31, 2015, the Company proportionally consolidated the book balances of loans and financing of Veracel, represented by agreements with the BNDES. The total amount of the principal is R$149 million to be repaid from 2014 to 2021, and is subject to interest ranging from TJLP + 1.8% to 2.0% per year and UMBNDES + 1.8% to 2.% per year.

The pulp plants located at the Jacareí/SP and Aracruz - ES Units were given as the main collateral to the payment of such financing.

(e)           Agribusiness Receivables Certificates (CRA)

In September 2015, the Company completed the public distribution of 675 thousand agribusiness receivables certificates issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., in the amount of R$675 million, at 99% of CDI, with payment of interest twice a year, and principal maturing in October 2021. Funds will be allocated to the purchase of goods and contracting of services for the Horizonte 2 Project. Agribusiness Receivables Certificates were backed by agribusiness credit rights assigned by Itaú Unibanco S.A. and originated from the export credit note issued by Fibria-MS, as endorsed by the Company. The Company received the funds on October 23, 2015.

(f)            Export Credit Note (NCE), Rural Credit Note (NCR) and others

In June 2013, the Company signed an export credit note in the amount of R$498 million, maturing in 2018, at the cost of 105.85% of the CDI. This transaction is also linked to a swap intended to exchange Reais for U.S. dollars and change the floating rate to a fixed rate. Its final cost will be 4.16% p.a., plus the foreign exchange variation.

In September 2012 the company raised an Export Credit Note facility amounting to R$173 million, with semi-annual interest payments at 100% of the CDI rate, and amortization of the principal in four annual installments maturing as of 2017.

In September 2010, the Company signed an exportation credit note in the amount of R$428 million, with maturity in 2018 and cost of 100% of CDI plus 1.85% per year. In June 2013, the Company early repaid tithe amount of R$206 million (40% of the balance of the debt) and amended the outstanding balance, reducing the cost of the debt to 100% of the CDI, plus 0.85% p.a. This operation is linked to a swap in order to exchange the currency real for U.S. dollar and change the floating rate to a fixed rate, with the final cost of 5.45% per year, plus the exchange rate. In December 2014, the Company early settled 100% of the balance of the agreement, in the amount of R$326 million.

(g)           Export credit (Finnvera)

On September 2009, the Company contracted a loan of 125 million Euros with Finnvera (Finnish body designed to promote companies demonstrably committed to sustainability), whose total term is 8.5 years and the cost indexed to LIBOR in six months + 2.825% per year.

In February 2014, the Company early repaid, with its own funds, the amount of US$96 million (equivalent to R$234 million) corresponding to the agreement entered into with Finnvera, originally maturing in February 2018. This transaction generated an expense in the amount of R$4 million, recorded in the statement of income, related to the repayment of the transaction cost from contracting such debt.

(h)           Loan of the Fundo Constitucional de Financiamento do Centro-Oeste (FCO)

On December 2009, the Company raised R$73 million with Banco do Brasil through its subsidiary Fibria-MS, with final maturity in December 2017, grace period of six months, payment of principal and monthly interest and rate of 8.5% per year.

f.(II). Other long term relationships with financial institutions

Except the relationships contained in the contracts described above, the Company has no other long term relationships with financial institutions involving relevant amounts.

f.(III). Subordination grade among the debts

Fibria has provided collateral in loan contracts with Fundo Constitucional de Financiamento do Centro-Oeste, FINEP — Financiadora de Estudos e Projetos, and part of contracts with BNDES.

The most important assets pledged as collateral for several BNDES agreements are the manufacturing plants of Jacareí (SP) and Aracruz (ES). The net book value of these assets is R$3,633,149 thousand (December 31, 2014, R$6,541,124 thousand), sufficient to cover the respective loans.

Part of the agreements with the BNDES are collateralized by bank sureties.

ACE Agreements and export prepayment contracts have as warranty the exportation receivables in a volume corresponding to the next payment of interest and principal.

The remaining debt of the Company is unsecured. The Company has no debt with floating warranty.

There is no subordination grade among the Company’s debts, given that collateral was offered to secure certain debts, as referred to above, and therefore, they have priority over the Company’s other debts in the event of bankruptcy, up to the limit of the collateral given.

f.iv. Any restrictions imposed on the company, especially in relation to limiting of debt and contracting of new debts, distribution of dividends, disposal of assets, issuance of the securities and sale of corporate control

Some financing of the Company and its subsidiaries have clauses that determine maximum levels of debt and leverage, as well as minimum coverage levels to interest to be due.

Covenants required

The financial covenants regarding the Company’s debts are based on consolidated financial data converted to US dollars. According to these covenants, the indebtedness ratio (net debt to Adjusted EBITDA, as per Note 4.2.2 to the Financial Statements as of December 31, 2015) should not exceed 4.5.

The covenants agreed in the agreements with the banks were met by the company on December 31, 2015, whereby the debt service coverage ratio stood at 2.06, while the indebtedness level ratio measured in U.S. dollars stood at 1.78.

These same contracts include the main events of default:

•              nonpayment in a timely manner of the principal or interest due;

•              inaccuracy of any representation, warranty or certification provided;

•              cross-default and cross-Judgment default, subject to an agreed value;

•              subject to certain periods of cure in the event of violation of the obligations contemplated in the agreements;

•              occurrence of certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

g. Limits on the use of funds already contracted

In 2015, the Company did not contract new revolving credit facilities.

In 2014, the Company entered into two revolving credit facilities in national currency with Banco Bradesco and Banco Itaú, in the total amount of R$300 million and R$250 million, respectively, available for four years, at the cost of 100% of the CDI, plus 2.1 % p.a., when used. During the period when the facility is not used, the Company will pay a quarterly and monthly commission in Brazilian Reais of 0.35% p.a. and 0.33% p.a., respectively. The Company has not used this credit facility yet.

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into a revolving credit facility with seven foreign banks, in the total amount of US$280 million, available for four years, at a quarterly paid cost ranging from 1.55% p.a. to 1.70% p.a., plus LIBOR 3M, when used. During the period when the facility is not used, the Company will pay, on a quarterly basis, an amount equivalent to 35% of the spread agreed. The Company has not used this credit facility yet.

In April 2013, the Company obtained a standby facility, in the amount of R$300 million, available for five years, at the semiannual cost of CDI, plus 1.50% p.a., when used. During the period when the facility is not used, the Company will pay an amount equivalent to 0.50% p.a. on a quarterly basis. The Company has not used the credits yet.

In May 2011 the Company, through its international subsidiary Fibria Trading International Kft, obtained a revolving credit facility with eleven foreign banks, totaling US$500 million with an availability term of four years and cost paid quarterly by LIBOR in three months plus 1.55% per year when used. In the period of inactivity, the Company will pay 35% of the agreed spread. This credit facility was not used. In March 2014, the Company cancelled this revolving credit facility.

There are also some releases of reimbursements on loans already contracted with the BNDES which are pending financial or physical confirmation by the company. The percentages used in the financing facilities already closed are described in latter “e” of section 10.1.f.I of this form.

h. Significant changes in each item of the financial statements

The following tables present the values of the consolidated balance sheets and income statements for the financial years ended on December 31, 2015, 2014 and 2013, prepared in accordance with the international accounting standards (IFRS).

Assets (R$ Thousand)	2015	AV	AH	2014	AV	AH	2013
		(%)	(%)		(%)	(%)
Current
Cash and cash equivalents	1,077,651	4	134	461,067	2	(64)	1,271,752
Bonds and securities	1,411,864	5	107	682,819	3	(36)	1,068,182
Derivative financial instruments	26,795	0	(9)	29,573	0	31	22,537
Accounts receivable from clients	742,352	3	38	538,424	2	41	382,087
Accounts receivable from the sale of land and improvements	—	—	—	—	0	(100)	902,584
Inventory	1,571,146	5	27	1,238,793	5	(2)	1,265,730
Taxes recoverable	462,487	2	184	162,863	1	(19)	201,052
Assets held for sale	—	—	—	—	0	(100)	589,849
Other assets	168,283	1	14	147,638	1	43	103,228

	5,460,578	19	67	3,261,177	13	(44)	5,807,001

Noncurrent
Bonds and securities	68,142	0	33	51,350	0	7	48,183
Derivative financial instruments	273,694	1	70	161,320	1	127	71,017
Related parties	11,714	0	47	7,969	0	12	7,142
Taxes recoverable	1,511,971	5	(14)	1,752,101	7	136	743,883
Advance payment to suppliers	630,562	2	(9)	695,171	3	(4)	726,064
Legal deposits	195,344	1	2	192,028	1	(3)	197,506
Assets held for sale	598,257	2	0	598,257	2	100	—
Deferred taxes	2,399,213	8	101	1,190,836	5	23	968,116
Other assets	92,714	0	2	91,208	0	(64)	252,135
Investments	137,771	0	72	79,882	0	70	46,922
Biological assets	4,114,998	14	11	3,707,845	14	8	3,423,434
Fixed	9,433,386	32	2	9,252,733	36	(6)	9,824,504
Intangible	4,505,634	15	(1)	4,552,103	18	(2)	4,634,265

	23,973,400	81	7	22,332,803	87	7	20,943,171

Total assets	29,433,978	100	15	25,593,980	100	(4)	26,750,172

Liabilities and Equity (R$ Thousand)	2015	AV	AH	2014	AV	AH	2013
		(%)	(%)		(%)	(%)
Current
Loans and financing	1,072,877	4	11	965,389	4	(68)	2,972,361
Derivative financial instruments	302,787	1	63	185,872	1	74	106,793
Accounts payable to suppliers	668,017	2	13	593,348	2	1	586,541
Wages and social fees	170,656	1	26	135,039	1	4	129,386
Taxes and fees payable	564,439	2	905	56,158	0	1	55,819
Liabilities related to assets held for sale	—	—	—	—	0	(100)	470,000
Dividends payable	86,288	0	123	38,649	0	1,528	2,374
Other accounts payable	90,235	0	(28)	124,775	0	0	125,081

	2,955,299	10	41	2,099,230	8	(53)	4,448,355

Noncurrent
Loans and financing	11,670,955	40	59	7,361,130	29	8	6,800,736
Derivative financial instruments	825,663	3	95	422,484	2	(6)	451,087
Taxes and fees payable	270,996	1	2	266,528	1	13	235,896
Deferred taxes	165,325	1	14	144,582	1	12	128,838
Provision for contingencies	477,000	2	0	477,000	2	100	—
Liabilities related to assets held for sale	253,420	1	22	207,321	1	7	194,006
Other accounts payable
	13,663,359	46	54	8,879,045	35	14	7,810,563

Total liabilities	16,618,658	56	51	10,978,275	43	(10)	12,258,918

Net Property
Capital	9,729,006	33	0	9,729,006	38	0	9,729,006
Capital reserve	15,474	0	295	3,920	0	46	2,688
Treasury shares	(10,378)	0	0	(10,346)	0	0	(10,346)
Equity Adjustment	1,639,901	6	2	1,613,312	6	0	1,614,270
Profit reserves	1,378,365	5	(57)	3,228,145	13	4	3,109,281

Net equity attributable to shareholders	12,752,368	43	(12)	14,564,037	57	1	14,444,899

Non-controlling interest	62,952	0	22	51,668	0	11	46,355

Total net property	12,815,320	44	(12)	14,615,705	57	1	14,491,254

Total liabilities and net equity	29,433,978	100	15	25,593,980	100	(4)	26,750,172

Statement of Income (R$ Thousand)	2015	AV	AH	2014	AV	AH	2013
		(%)	(%)		(%)	(%)

Revenues	10,080,667	100	42	7,083,603	100	2	6,917,406
Costs of sold goods	(5,878,209)	(58)	6	(5,545,537)	(78)	3	(5,382,688)

Gross profit	4,202,458	42	173	1,538,066	22	0	1,534,718

Sale expenses	(437,253)	(4)	20	(365,214)	(5)	5	(347,538)
Administrative expenses	(265,621)	(3)	0	(265,077)	(4)	(7)	(284,214)
Result of equity	393	0	(163)	(622)	0	(100)	—
Other operational incomes, net	24,347	0	(97)	749,462	11	(7)	807,481

	(678,134)	(7)	(672)	(118,549)	2	(33)	(175,729)

Result before financial income and expenses	3,524,324	35	113	1,656,615	23	(3)	1,710,447

Financial income	221,679	2	65	133,950	2	21	110,723
Financial expenses	(569,793)	(6)	(45)	(1,040,597)	(15)	2	(1,016,526)
Result from derivative financial instruments	(830,128)	(8)	13.212	(6,236)	0	(97)	(215,313)
Monetary and exchange variations, net	(2,507,023)	(25)	247	(721,842)	(10)	(23)	(932,907)

	(3,685,265)	(37)	125	(1,634,725)	(23)	(20)	(2,054,023)

Result before the income tax and social contribution on income (loss)	(160,941)	(2)	(835)	(21,890)	0	(106)	(343,576)

Income tax and social contribution
Current	(684,246)	(7)	1.378	(46,280)	(1)	(93)	(619,606)
Deferred	1,202,172	12	543	186,942	3	(30)	265,600

Net income (loss) of the financial year	356,985	4	120	(162,552)	2	(123)	(697,582)

Attributable to
Company Shareholders	342,185	3	120	(155,584)	2	(122)	(706,422)
Noncontrolling Shareholders	14,800	0	112	6,968	0	(21)	8,840

Loss for the year	356,985	4	120	162,552	2	(123)	(697,582)

Basic earnings (loss) per share — in Reais	0.62	0	120	0.28	0	(120)	(1.28)

Income (loss) diluted per share — in Reais	0.62	0	120	0.28	0	(120)	(1.28)

Comments on significant changes verifiable in the comparison between the consolidated balance sheets for the years 2015 and 2014.

Assets

The Company’s total consolidated assets increased 15% in 2015, or R$3,839,998 thousand, primarily due to variations in items detailed below, including amounts in current and non-current assets:

Cash and cash equivalents and securities

The balance of cash and cash equivalents and securities increased R$1,362,421 thousand chiefly due to (i) funding raised in the period, which include the amounts to be used in the financing of the Horizonte 2 Project, such as the early export payment raised by the subsidiary Fibria International Trade GmbH, in the amount of US$400 million (equivalent to R$1,390 million on that date), and issue of Agribusiness Receivables Certificates (CRA) by Fibria-MS, in the amount of R$675 million; and (ii) investments in securities of surplus cash generated from operations.

Accounts receivable from clients

The balance of Accounts receivable from clients increased R$203,928 thousand. The variation relates primarily to the international market, chiefly due to (i) effects of the variation in US dollar rates on the balance outstanding, with positive impact of R$728 million; and (ii) the increase in the volume of forfeiting transactions carried out in December 2015, with impact of R$468 million. Our average collection period decreased 1 day, from 27 days in December 2014 to 26 days in December 2015. In the domestic market, this period increased 2 days, from 30 days as of December 31, 2014 to 32 days as of December 31, 2015.

Inventories

Inventories increased R$332,353 thousand, due to (i) the decrease in sales volume in 2015 compared to 2014; (ii) the increase of 4 inventory days, from 48 days in 2014 to 52 days in 2015; (iii) the effect from the appreciation in US dollar rates against the Real; and (iv) the effect from the increase in costs and inputs inherent to production processes.

Deferred taxes

The net balance of deferred taxes (tax assets, less tax liabilities) increased R$1,203,909 thousand, chiefly due to the effects from exchange rates variations on loans, financing and transactions in foreign currency, due to the Company’s decision for taxation of exchange rate variations based on the cash regime; use of non-amortized goodwill for payment of taxes, and recognition of the effects of the provision for the income and social contribution taxes on the income of international subsidiaries.

Fixed and biological assets

The balance of fixed assets increased R$180,653 thousand, as a result of the following changes: (i) asset base depreciation of R$780 million; (ii) write-offs in the amount of R$40 million; and (iii) additions in the amount of R$1,013 million, which include pre-payments regarding the Horizonte 2 Project, and the acquisition of land from Votorantim, on December 28, 2015, for the amount of R$452 million.

The balance of biological assets increased R$407,153 thousand, due to the following changes: (i) cuts made in the period, totaling R$1,103 million; (ii) additions arising from planting and refurbishment, in the amount of R$1,344 million; and (iii) positive variation in the fair value at the end of the reporting period, in the amount of R$185 million.

Liabilities

Fibria’s consolidated liabilities increased 51% in 2015, or R$5,640,383 thousand, primarily due to variations in items described below, including the amounts classified in current and noncurrent liabilities:

Loans and financing (short and long term)

The balance of loans and financing increased by R$4,417,313in the year, primarily due to the following factors: (i) loans and financing in the amount of R$3,118 million; (ii) appropriation of interest in the amount of R$479 million; (iii) recognition of an exchange-rate variation net expense of R$3,038 million (due to a 47% devaluation of the Real against the US dollar throughout the year); and (iv) payment of debt interest and principal in the amount of R$2,206 million.

Derivative financial instruments

Net liabilities regarding derivative financial instruments (liabilities less assets) increased by R$410,498 thousand in 2015, especially due to the effect of marking-to-market of the instruments contracted, which are influenced by the US/Real exchange rate. In 2015, the Company recognized net losses from derivative financial instruments in the amount of R$830,128 thousand.

Taxes and charges payable

The balance of taxes and charges payable increased R$508,281 thousand in 2015, chiefly due to the recognition of approximately R$501 million in IRPJ and CSLL taxes payable on taxable income ascertained for the period, which was impacted by the addition of income from subsidiaries abroad, according to Law 12973/14.

Net Equity

Net equity decreased 12% in 2015, or R$1,800,385 thousand. Changes in equity during the year related primarily to: (i) distribution of dividends in the amount of R$2,110,854 thousand, of which R$110,854 thousand refers to the balance remaining from income in 2014, and R$2,000,000 thousand refers to income from previous years; (ii) recording of legal reserves in the amount of R$17,110 thousand; (iii) minimum mandatory dividends of R$81,269 thousand and proposal for the additional distribution of dividends of R$218,731 thousand, to be approved by the Annual General Shareholders’ Meeting to be held in April 2016; and (iv) allocation of the remaining income to the investment reserve account, in the amount of R$25,075 thousand.

Comments on significant changes verifiable in the comparison between the consolidated balance sheets for the years 2014 and 2013

Assets

The company’s total consolidated assets showed a decrease of 4%, or R$1,156,192, in 2014, primarily due to variations in items commented below, including amounts in current and non-current assets:

Cash and cash equivalents and securities

Cash and cash equivalents showed a decrease of R$1,192,881 primarily due to measures taken to optimize debts (liability management) through the settlement of debts and advanced repurchase of Bonds carried out in 2014. Throughout the year, the Company repaid a debt of over US$2 billion.

Accounts receivable from clients

Accounts receivable from clients showed an increase of 41% or R$156,337. The variation relates primarily to the international market and arises from the decrease in the volume of forfaiting transactions carried out in December 2014 with an impact of R$117 million. Variations in US dollar rates also influenced the increase in the balance outstanding, with an impact of R$71 million, which was offset by the decline in revenues in December 2014 compared to 2013. In relation to the average collection period, we had an increase of 3 days, from 24 days in December 2013 to 27 days in December 2014, due to the reasons above.

Accounts receivable from the sale of land and improvements

The amount of R$902,584 was outstanding on the base date December 31, 2013, being fully paid to the Company in the 1st half of 2014, upon the fulfilment of certain obligations and legal registrations carried out by the Company.

Taxes recoverable

The balance of recoverable taxes increased by 103%, or R$970,029, primarily due to (i) the recognition, after the final and unappeallable judgment in June 2014, of the credit regarding the Befiex program, in the amount of R$860,764, and the corresponding monetary restatement based on the Selic rate; and (ii) the recognition of R$37 million regarding the Reintegra program (Special Tax Refund Regime for Exporting Companies), in which the Company became a beneficiary upon the publication of Law No. 13043/2014, of November 13, 2014), in effect as from October 1, 2014.

Deferred taxes

The net balance of deferred taxes (tax assets less tax liabilities) increased by R$192,088, primarily due to the effect of exchange-rate variations on foreign-currency loans, financing and transactions carried out in view of the Company’s option for the taxation of exchange-rate variations on a cash basis and the use of non-amortized goodwill tax credits.

Assets held for sale

The variation in assets held for sale is due to the reclassification, from short-term to long-term, of the amounts regarding the items included in the Losango Project (disposal of forestry assets and lands located in the State of Rio Grande do Sul), since the completion of the sale is not being exclusively managed by the Company’s management, and depends on various governmental approvals that are taking longer than expected.

Other assets

The reduction in the balance refers substantially to the transfer of rights regarding accounts receivable as a result of the reimbursement of IPI Premium-credit tax incentive to the Company, in the amount of R$158,500.

Fixed and biological assets

Our balance of fixed assets showed a decrease of 6%, or R$571,771, arising from the following changes: (i) asset base depreciation totaling R$798 million; (ii) R$127 million in derecognitions, and (iii) additions to investment in fixed-asset modernization and project development totaling R$349 million.

Biological assets showed an increase of 8%, or R$284,411, due to the following changes: (i) cuts made in the period, totaling R$959 million; (ii) additions arising from planting and refurbishment, in the amount of R$1,190 million; and (iv) positive variation in fair value at the end of the reporting period, in the amount of R$52 million.

Liabilities

Fibria’s total consolidated liabilities showed a decrease of 10%, or R$1,280,643, in 2014, primarily due to variations in items commented below, including the amounts classified in current and noncurrent liabilities:

Loans and financing (short and long term)

The balance of loans and financing showed a decrease of R$1,446,578in the year, primarily due to the following factors: (i) funding for loans and financing in the amount of R$4,382 million; (ii) accrued interest in the amount of R$476 million; (iii) recognition of an exchange-rate variation net expense of R$690 million; (iv) payment of debt interest and principal in the amount of R$7,127 million; and (v) proportional repayment of funding costs (Bonds and other) in the amount of R$133 million.

Dividends payable

The variation in the balance refers substantially to the dividends proposed by the Company, in the amount of R$36,951, corresponding to 25% of the adjusted net income for 2014, as provided for in the Company’s by-laws.

Liabilities related to assets held for sale

This balance was reclassified from short-term to long-term for the same reason described in item “Assets held for sale” above.

Net Equity

Net equity showed an increase of 1%, or R$124,451 in 2014 against 2013. Changes in equity during the year related primarily to (i) consolidated net income of R$162,552 recorded in the period, (ii) recording of legal reserve, in the amount of R$7,779, (iii) dividends proposed, in the amount of R$36,951, as described above, and (iv) allocation of the remaining income to the investment reserve account, in the amount of R$110,853 thousand.

The Annual General and Special Shareholders’ Meeting held on April 28, 2015 approved the allocation of net income and modified the proposal originally presented by the Management, considering that the portion of net income originally recorded to the investments reserve account (capital expenditures budget), in the amount of R$110,853 thousand, was totally allocated for payment of additional dividends to shareholders.

Comments on significant changes verifiable in the comparison between the consolidated balance sheets for the years 2013 and 2012

Assets

The Company’s total consolidated assets showed a decrease of 5%, or R$1,394,408 in 2013, primarily due to variations in items commented below, including amounts in current and non-current assets:

Cash and cash equivalents and securities

Cash and cash equivalents and securities showed a decrease of R$907,725 primarily due to (i) the payment of debts (principal and interest) and the repurchase of securities relating to Bonds issued in 2013, in the amount of R$1,851; and (ii) receipt of the 1st installment of the sale of land carried out at the end of 2013 to Parkia, in the amount of R$500 million, among other.

Accounts receivable from clients

Accounts receivable from clients showed a decrease of 49% or R$372,681. The variation relates to the international market and arises from the decrease in the volume of forfaiting transactions carried out, with impact of R$1,332 million on December 2013, compared to R$684 million in 2012. Variations in volume, price, and US dollar rates helped minimize the impact of forfaiting on reduction of the balance. In relation to the average collection period, we had a reduction of 12 days, from 36 days in December 2012 to 24 days in December 2013, arising from better negotiations for discounts and forfaiting.

Accounts receivable from the sale of land and improvements

As mentioned in item 10.1(a) of this Reference Form, the balance of R$902,584 refers to the remaining balance to be received by the Company regarding the sale of land to Parkia, which was completed in December 2013. The Company may also receive the additional amount of R$247,515 thousand, which would total a potential amount of R$1,650,099 thousand, depending on the appreciation of land over a period of 21 years, which, if due, will be paid in three installments in the 7th, 14th and 21st years as from the closing date.

Taxes recoverable

The balance of recoverable taxes increased 9% to R$77,643 primarily due to (i) the increase in ICMS and IPI credits recoverable, in the amount of R$101 million; and (ii) the increase in IRPJ and CSLL prepayments, in the amount of R$38 million, which was partially offset by the increase in the provision for ICMS credit losses, in the amount of R$79 million.

Deferred taxes

The net balance of deferred taxes (tax assets less tax liabilities) increased by R$80,537, primarily due to the effect of exchange-rate variations on foreign-currency loans, financing and transactions in the amount of R$175 million and derivative financial instruments, in the amount of R$65 million, and the reduction in deferred taxes on tax losses and negative base for social contribution due to the use of a portion of the balance to reduce the amount paid for joining the Tax Recovery Program — REFIS.

Fixed and biological assets

Our balance of fixed assets showed a decrease of 12%, or R$1,350,057, arising from the following changes: (i) asset base depreciation totaling R$813 million; (ii) R$892 million in derecognitions, primarily impacted by the write-off of lands and improvements arising from the sale to Parkia, completed in December 2013, and (iii) additions to investment in fixed-asset modernization and project development totaling R$330 million.

Biological assets showed an increase of 3%, or R$97,830, due to the following changes: (i) cuts made in the period, totaling R$863 million; (ii) additions arising from planting and refurbishment, in the amount of R$860 million; and (iv) a positive variation in fair value at the end of the reporting period, in the amount of R$102 million.

Liabilities

Fibria’s total consolidated liabilities showed a decrease of 6%, or R$714,855, in 2013, primarily due to variations in items commented below, including amounts classified in current and noncurrent liabilities:

Loans and financing (short and long term)

The balance of loans and financing showed a decrease of R$994,858 in the year, primarily due to the following factors: (i) funding for loans and financing in the amount of R$1,279 million; (ii) accrued interest in the amount of R$576 million; (iii) recognition of an exchange-rate variation net expense of R$927 million; (iv) payment of interest and principal in the amount of R$3,922 million; and (v) proportional repayment of funding costs (Bonds and other), in the amount of R$114 million.

Suppliers

The suppliers balance increased 35%, or R$150,602, primarily due to forfaiting transactions carried out together with Veracel and the Company’s subsidiary, Fibria International Trade, and the increase in acquisition of inputs and contracting of services.

Taxes and fees payable

Taxes and fees payable decreased by 53%, to R$63,055 primarily due to the reversal of the balance of Refis/PAES, in the amount of R$66 million, given that there are no pending debits regarding this tax installment program.

Net Equity

Net equity showed a decrease of 4%, or R$679,553, in 2013 against 2012. Changes in equity during the year related primarily to (i) incorporating losses during the year in the amount of R$706,303, and (ii) the effect of items recognized in “Other comprehensive income”, in the amount of R$17,604, regarding actuarial profits and losses arising from post-employment benefits and foreign-exchange variation on investments classified as available for sale.

Comments on significant changes verifiable in the comparison between the consolidated income statements for the years 2015 and 2014.

Net Revenues

The Company’s net operating revenues amounted to R$10,080,667 thousand in 2015, up by 42% on the amount registered in 2014. This increase is primarily due to a higher average price in US dollars and the appreciation of the US dollar against the Brazilian real, partially offset by a fall in the sales volume.

Pulp sales in 2015 totaled 5.1 million tons, down by 3.5% on the volume traded in the prior year (of 5.3 million), due to a fall in sales to Asia (117 thousand tons, or 8.8%), North America (54 thousand tons, or 4.3%) and Brazil/South America (18 thousand tons, or 3.5%) in 2015 compared with 2014. Sales to Europe remained stable year on year.

Pulp exports accounted for 91.8% of net revenues from pulp sales, and 90.3% of the volume of pulp sales in 2015, compared to 91.6% and 90.3%, respectively, in 2014.

Europe remained as the primary sales destination, accounting for 42.9%, followed by Asia, with 23.7%, North America with 23.6% and Brazil/South America with 9.8%

Discounts are often granted to our clients in Europe and North America.

Cost of goods sold

Cost of goods sold amounted to R$5,878,209 thousand, an increase of R$332,672 thousand (equivalent to 6%) against 2014. This result was mainly due to: (i) the increase in production cash cost, influenced mainly by an increase in non-recurring costs of wood, the appreciation of the US dollar against the Real and lower energy sales due to a fall in prices; and (ii) the effect of exchange rates on logistic costs such as freight, partially offset by lower costs of bunkers, thanks to the price in the price of oil .

Production cash cost for the year was R$618/ton, up by 19% on the cash cost for 2014, which was R$519/ton, mainly due to the increase in non-recurring wood costs, the consequence of (i) a larger share of wood from third parties and from Losango, which increased the average distance from the forests to the plants; (ii) and foreign-exchange effect, due to the appreciation of the US dollar against the Real; (iii) lower income from the sale of utilities (electricity); and (iv) increased stoppage costs for maintenance. The inflation registered in year 2015 was 10.7% (IPCA), and the appreciation of the US dollar against the Brazilian currency reached 47%.

Gross profit

As a result of the combination of the increase in net revenues and the increase in costs of goods sold, gross profit was up by 173% (or R$2,664,392 thousand) in 2015 compared to 2014, with a gross margin of 42% in 2015 against 22% in 2014.

Selling expenses

Selling expenses totaled R$437,253 thousand, up by 20% against the prior year (R$365,215). This increase is mainly due to the rise in the average US dollar rate against the Real, which affected terminal costs in particular, partly offset by a fall in the sale volume. The ratio of selling expenses to net revenues fell from 5.2% in 2014 to 4.3% in 2015.

Administrative Expenses

Administrative expenses totaled R$265,621 thousand in 2015, practically stable in relation to the prior year (R$285,622). The ratio of administrative expenses to net revenues fell from 3.7% in 2014 to 2.6% in 2015.

Other operating revenues (expenses), net

The decrease of 97%, or 725,115 thousand, in this account was mainly due to a combination of the following factors:

(i)                  the recognition of tax credits in the amount of R$852 million in 2014 (substantially, credits from the Befiex Program. as described in note 24(d)(i) to the 2014 financial statements), against R$7 million in 2015;

(ii)               an increase of R$133 million in the fair value of biological assets, from R$52 million in 2014 to R$185 million in 2015;

(iii)            recognition of R$135 million in capital gains on the sale of land in 2015, compared with a loss of R$68 million in 2014, principally due to the sale of 5 thousand hectares of land to Votorantim;

(iv)           recognition of a supplementary provision for loss of ICMS credits from prior years, amounting to R$165 million. Up to September 2015, this provision was the equivalent of 80% of the total for the State of Espírito Santo; however, due to the low probability of being able to realize these credits, the percentage was increased to 100% in October 2015; and

(v)              reversals of provisions for contingencies for R$14 million in 2015, against recognition of a provision for the same amount in 2014.

Financial Result

The financial result totaled net expenses of R$3,685,265 thousand, compared to expenses of R$1,634,725 thousand in 2014, equivalent to an increase of 125% due to:

(i)                  the increase in financial revenues from R$134 million in 2014 to R$222 million in 2015, as result of the recognition of interest rates and currency variation in the amount of R$84 million for adjustment of taxes recoverable (substantially, Befiex credits), and R$132 million in interest on securities;

(ii)               a decrease from R$1,041 million in financial expenses in 2014 to R$570 million in 2015 due to (a) the absence of charges regarding the repurchase of Bonds in 2015, which amounted to R$599 million in 2014; (b) the reduction of R$19 million in expenses from interest and raising costs on loans and financing; and (c) a R$47 million increase in other financial expenses;

(iii)            the effect of foreign exchange variation resulting from the 47% appreciation of the US dollar against the Brazilian currency in 2015, with net expenses of R$2,507 million compared to R$722 million in 2014; and

(iv)           the net loss from derivative financial instruments in the amount of R$830 million in 2015, compared to net losses of R$6.2 million in 2014, due to the appreciation of the US dollar against the Brazilian Real.

Income and social contribution taxes

Income and social contribution tax rates in Brazil reached 34% in 2015 and 2014. The Company and its subsidiaries in Brazil declare tax according to the real income regime. Overseas subsidiaries declare tax in accordance with the rules in force in the countries where they are based.

The Company continues to believe that double taxation treaties will be applicable in the future. However, since a decision is still awaited from the Federal Supreme Court, the Company currently declares tax on earnings in accordance with Law No. 12973/14.

This law replaced Article 74 of Provisional Measure 2.158/01 and determines that the portion of the adjustment of the value of an investment in a direct or indirect subsidiary based overseas, equivalent to its pre-tax earnings, ignoring currency adjustment, should be included in the calculation of real income and in the calculation base for social contribution on net income for the parent company domiciled in Brazil, at the end of each year. The repatriation of these earnings in subsequent years is not subject to further taxation in Brazil. The Company recognizes provisions for tax on the income of overseas subsidiaries on an accrual basis.

The effective rate realized was 321.8% in 2015 and negative by 642.6% in 2014, reflecting a tax benefit of R$517,926 thousand in 2015 and R$140,662 thousand in 2014.

The principal reasons for the difference between 2015 and 2014, in addition to the pre-tax results in each year, are as follows:

(i)                 the effect of foreign exchange variation on assets, which was registered as income from offshore subsidiaries’ translation to the functional currency, or the Brazilian real. Since the Brazilian Real is not used for purposes of taxation in the respective countries, this effect is not recognized for offshore subsidiaries, and it will never be subject to taxation in Brazil. The effect of currency variation on overseas subsidiaries was R$458 million in 2015 and R$123 million in 2014, reflecting the devaluation of the Real against foreign currencies (mainly the US dollar and the Euro); and

(ii)              the tax effect of R$32 million recognized in 2014 for tax credits received on income tax.

Cash disbursements for payment of income and social contribution taxes for the year totaled R$76,395 thousand in 2015, compared to R$28,945 thousand in 2014.

Net income attributable to minority shareholders

Minority interest was R$14,800 thousand in 2015 and R$6,968 thousand in 2014.

Net income for the year

As a result of the considerations above, consolidated net income totaled R$356,985 thousand in 2015, against R$162,552 thousand in 2014. Net income for the year accounted for 4% of revenues in 2015 compared to 2% in 2014.

Comments on significant changes verifiable in the comparison between the consolidated income statements for the years 2014 and 2013.

Net Revenues

The Company’s net operating revenues amounted to R$7,083,603 in 2014, up by 2% on the amount of R$6,917,406 registered in 2013. This increase is primarily due to increased sales and the 9% appreciation of the US dollar against the Brazilian real, since the net average price in Brazilian Reais remained unchanged.

Pulp sales in 2014 totaled 5.3 million tons, up by 2% on the volume traded in the prior year (of 5.2 million), due to the increase in sales to the European market. Europe remained our main sales destination, with a 41% share on sales, followed by Asia with 25%, North America with 24%, and Brazil/Others with 10%.

Pulp exports accounted for 91.6% of net revenues from pulp sales, and 90.3% of the volume of pulp sales in 2014, compared to 92.6% and 91.4%, respectively, in 2013.

Discounts are often granted to our clients in Europe and North America. These discounts totaled R$1,526 million in 2014, against R$1,005 million in 2013.

Cost of goods sold

Cost of goods sold amounted to R$5,545,537, an increase of R$162,849 (equivalent to 3%) against 2013. This result was mainly due to: (i) the increase in production cash cost; and (ii) the effect of exchange rates on logistic costs.

Production cash cost for the year was R$519/ton, up by 3% on the cash cost for 2013, mainly due to the increase in wood costs and foreign-exchange effect, which were partially offset by the increase in income from the sale of utilities. The inflation registered in year 2014 was 6.41% (IPCA), and the appreciation of the US dollar against the Brazilian currency reached 9%, which indicates that our production cash cost was 3.41% below the inflation for the period.

Gross profit

As a result of the combination of the increase in net revenues and the increase in costs of goods sold, gross profit remained stable in 2014 compared to 2013, with a gross margin of 22% in the two periods.

Selling expenses

Selling expenses totaled R$365,214, up by 5% against the prior year (R$347,538). This increase is mainly due to the increase in expenses with third party services and foreign exchange effects. The ratio of selling expenses to net revenues rose from 4.9% in 2013 to 5.2% in 2014.

Administrative Expenses

Administrative expenses totaled R$285,622, a reduction of 5% against the prior year (R$300,131). This result was due to lower expenses with salaries and third party services. The ratio of administrative expenses to net revenues remained unchanged in 2014 compared to 2013 (4%).

Other operating revenues (expenses), net

In 2014, this item totaled R$770,007, down by 6% against 2013, mainly due to (i) the recognition in 2013 of capital gains on the sale of land to Parkia, in the amount of R$527 million; (ii) the reversal of provisions for contingencies, in the amount of R$14 million in 2014, against R$116 million in 2013; (iii) the reduction in variation in fair value registered in 2014 compared to 2013, in the amount of R$51 million (against R$52 million in 2014 and R$102 million in 2013), which was partially offset by (iv) the recognition of tax credits in the amount of R$852 million in 2014 (substantially, credits from the Befiex Program), against R$107 million in 2013; and (v) losses from the write-off and disposal of fixed assets in the amount of R$68 million in 2014, compared to gains of R$221 million in 2013.

Financial Result

The financial result totaled net expenses of R$1,634,725, compared to expenses of R$2,054,023 in 2013, equivalent to a reduction by 20% due to:

(v)              the increase in financial revenues from R$111 million in 2013 to R$134 million in 2014, as result of the recognition of interest rates and currency variation in the amount of R$30.3 million for adjustment of taxes recoverable (substantially, Befiex credits), partially offset by a decrease of R$5.6 million in interest rates on securities, due to redemptions for payment of debts in 2014;

(vi)           the increase from R$1,017 million in financial expenses in 2013 to R$1,041 million in 2014, due to the increase of R$148.3 million in charges regarding the repurchase of Bonds in 2014, partially offset by the reduction of R$100.1 million in expenses from interest rates on loans and financing;

(vii)        the effect of foreign exchange variation resulting from the appreciation of the US dollar against the Brazilian currency, with net expenses of R$722 million in 2014 compared to R$933 million in 2013; and

(viii)     the net loss from derivative financial instruments in the amount of R$6.2 million in 2014, compared to net losses of R$215.3 million in 2013, due to the appreciation of the US dollar against the Brazilian Real.

Income and social contribution taxes

Income and social contribution tax rates in Brazil reached 34% in 2014 and 2013. As from calendar year 2013, the Company started to pay taxes on earnings from its offshore subsidiaries, pursuant to Article 74 of Provisional Measure 2158/01, which determines that the earnings recorded each year by subsidiaries abroad are subject to the payment of income and social contribution taxes in Brazil for the year in question, at a rate of 34% on taxable income of offshore subsidiaries before income tax. The repatriation of these earnings in subsequent years is not subject to future taxation in Brazil. The Company registers provisions for income tax of its offshore subsidiaries based on an accrual basis. The Company decided to start paying said taxes mainly to reduce the risk of future tax assessments. In 2014, Law No. 12973/14 replaced Article 74, and confirmed that earnings from offshore subsidiaries are subject to IRPJ and CSLL taxes in Brazil.

The effective rate realized was negative by 642.6% in 2014 and 103.0% in 2013, reflecting a tax benefit of R$140,662 in 2014 and tax expenses of R$354,006 in 2013.

In addition to the positive result before taxes in 2014 against expenses in 2013, the principal reasons for the difference between the two periods are as follows:

(iii)           the effect of foreign exchange variation on assets, which was registered as income from offshore subsidiaries’ translation to the functional currency, or the Brazilian real. Since the Brazilian Real is not used for purposes of taxation in the respective countries, this effect is not recognized for offshore subsidiaries, and it will never be subject to taxation in Brazil; and

(iv)          the recognition, in 2013, of R$560 million in IRPJ and CSLL expenses due to the Company’s adhesion to the REFIS, which was paid using credits from tax losses and negative base for social contribution on net income, in the amount of R$168,136 and R$392,317, respectively, through cash disbursements made by the Company.

Cash disbursements for payment of income and social contribution taxes for the year totaled R$28,945 thousand in 2014, compared to R$423,325 thousand in 2013.

Net income attributable to minority shareholders

Minority interest was R$6,968 thousand in 2014 and R$8,840 thousand in 2013.

Net income for the year

As a result of the considerations above, consolidated net income totaled R$162,552 in 2014, against losses of R$697,582 in 2013. Net income for the year accounted for 2% of revenues in 2014 compared to (10)% in 2013.

Comments on significant changes verifiable in the comparison between the consolidated income statements for the years 2013 and 2012

Net Revenues

The Company’s net operating revenues amounted to R$6,917,406 in 2013, up by 12% on the amount of R$6,174,373 registered in 2012. This increase is mainly explained by a 16% rise in the average price of pulp, which resulted from the 11% appreciation in the average foreign exchange rate in the period and an increase of 5% in the average pulp prices in US dollars.

Pulp sales in 2013 totaled 5.2 million tons, down by 3% on the volume traded in the prior year (of 5.4 million) due to the need to bring pulp inventories to regular levels in 2013, in addition to the decrease in the number of days in the year. Sales to the sanitary paper segment made up 53% of total sales in 2013, followed by printing and writing papers, with 30%; and special papers, with 17%. Europe remained as the principal destination for our sales, with a 39% share, followed by North America, with 28%; Asia with 24%; and Brazil/Others, with 9%.

Pulp exports accounted for 92.6% of net revenues from pulp sales, and 91.4% of the volume of pulp sales in 2013, compared to 91.7% and 90.1% respectively in 2012.

Discounts are often granted to our clients in Europe and North America. These discounts totaled R$1,005 million in 2013, against R$895 million in 2012, an increase consistent with the increase in revenues in 2013 (12%).

Cost of goods sold

Cost of goods sold amounted to R$5,382,688, an increase of R$145,430 (equivalent to 3%) against 2012. This result was mainly due to: (i) the increase in production cash cost; and (ii) the effect of exchange rates on logistic costs.

Production cash cost for the year was R$505/ton, up by 6.7% on the cash cost in 2012, mainly due to the increase in wood costs and foreign-exchange effect, in addition to greater expenses with inputs. The inflation registered in 2013 was 5.9% (IPCA), and the appreciation of the US dollar against the Brazilian currency reached 11%. Approximately 15% of cash costs are linked to the US dollar. Excluding the foreign-exchange effect of R$7/ton and the R$2/ton non-

recurring impact of rains at the Aracruz Unit, the increase in annual cash cost would be 4.6%, thus, below the inflation rate for the period.

Gross profit

The combined result from the increase in net revenues and increase in cost of goods sold resulted in a 64% increase in gross profit, totaling R$1,534,718 in 2013, compared to R$937,115 in 2012. The gross margin rose to 22% in 2013 against 15% in 2012.

Selling expenses

Selling expenses totaled R$347,538, or an increase of 17% against the prior year (R$298,052). This increase was mainly due to the increase in expenses with terminals, and also to the 11% appreciation of the average US dollar against the Brazilian real. It is important to note that the ratio of sales expenses to net revenues remained stable (5%) compared to the prior year.

Administrative expenses

Administrative expenses totaled R$300,131, an increase of 5% against 2012 (R$286,002). This result arises from greater expenses with charges, indemnities and advisory services. These factors offset the positive effects of the payroll tax exemption benefit announced by the Government, effective during 2013 and 2014.

Other operating revenues (expenses), net

In 2013, this item totaled R$823,398, up by 133% on 2012, mainly due to (i) the recognition of capital gains on the sale of land to Parkia, in the amount of R$527 million; (ii) the variation in the fair value registered in 2013 compared to 2012, which decreased R$196 million (it amounted to R$102 million in 2013, and R$298 million in 2012); and (iii) recognition of losses from the write-off and disposal of fixed assets in the amount of R$221 million in 2013, compared to gains of R$64 million in 2012.

Financial Result

The financial result totaled net expenses of R$2,054,023, compared to expenses of R$1,696,225 in 2012, or a 21% increase.

This difference was due to: (i) the effect of foreign exchange variation as a result of a 15% appreciation in US dollar rates at the end of 2013, which surpassed the 9% appreciation registered in 2012, on the Company’s total indebtedness linked to the US dollar. Due to its exporting nature, the Company has a large portion of its debt denominated in the US currency; and (ii) the increase in expenses from financial charges arising from the repurchase of bonds in 2013

(R$350 million in 2013 against R$151 million in 2012). The volume of the principal repurchased was R$1.9 billion, compared to R$1 billion in 2012.

Income and social contribution taxes

Income and social contribution tax rates in Brazil was 34% in 2013 and 2012.

The effective rate realized was 103%, reflecting an expense of R$619,606 and a deferred tax benefit of R$265,600 in 2013, while the effective rate in 2013 was 29.5%, resulting in expenses of R$42,167 and a deferred tax benefit of R$333,927.

The principal reason for the difference between the nominal and the effective tax rate in 2013 was the recognition of R$560 million in expenses with IRPJ and CSLL due to the Company’s adhesion to the REFIS program, as provided for in MP 627/13, regarding earnings from offshore subsidiaries. On the date of the adhesion (November 27, 2013), the amount of R$168,136 was paid using credits from tax losses and negative base for social contribution on net income, while R$392,317 was paid through cash payments made by the Company.

Cash disbursements for payment of income and social contribution taxes for the year totaled R$423,325 in 2013, compared to R$14,712 in 2012.

Net income attributable to minority shareholders

Minority interest was R$8,840 in 2013 and R$6,736 in 2012.

Loss for the year

As result of the considerations above, loss for year 2013 was R$697,582, against losses of R$697,970 in 2012. Loss for the year accounted for 10% of revenues in 2013 compared to 11% in 2012.

10.2 - Operating and financial result

a. The Company’s results of operations, in particular: (i) description of any important components of revenue (ii) factors that materially affect results of operations

The following are comments from the Company’s Board of Officers corresponding to the analysis of important components of revenue and factors that affect or may materially affect its results. In sections 10.2(b) and 10.2(c) there are commented jointly the variations and/or impact of items such as pulp prices, exchange rates, inflation, interest rates and seasonality.

The Company’s operational results for the years ended on December 31, 2015,

2014, and 2013 were affected and the results of operations will continue to be influenced by several factors, including:

•                  expansion or contraction of overall production capacity of the products sold by the Company and the growth rate of the global economy;

•                  fluctuations in the price of products in international markets, which are priced in or use as a reference the U.S. dollar and that could affect the Company’s net revenues;

•                  the growth rate of the Brazilian GDP, which affects the domestic demand for the Company’s products and, thus, our volume of domestic sales;

•                  our productivity rate, which significantly affects the production costs of the Company’s products and may lead to impairment of assets;

•                  results of operations of the companies in which the Company has or had a minority or egalitarian share interest, such as Veracel Celulose S.A., and part of that is or has been consolidated into the Company’s results of operations, as required by IFRS;

•                  exchange rate changes on the Real/U.S. dollar, including depreciation of the real against the average U.S. dollar by 42% in 2015, 9% in 2014 and 11% in 2013, which affected (1) the quantities expressed in Reais of net revenues, cost of sales and other operations, and other costs that are determined or linked to the U.S. dollar; and (2) the Company’s net financial expenses as a result of the obligations denominated in U.S. dollars, which require the payment of principal and interest on U.S. dollar;

•                  the debt level and the fluctuation of the prime interest rate in Brazil, mainly LIBOR rate, which affects the cost of payment of interest of the Company’s debts with rates denominated in U.S. dollars with floating rate, and DI rate fluctuations, which affects the cost of paying our debts with interest rates denominated in real with floating rate;

•                  inflation rate in Brazil, which was 10.7% in 2015, 6.4% in 2014 and 5.9% in 2013, as measured by IPCA, and the effects of inflation (or deflation) in operating costs in Reais of the Company and its debt denominated Reais that is indexed to inflation or contain interest rates which are partially adjusted for inflation; and

•                  changes in accounting policies and in Law 6404/76, as introduced by Law 11638/07 and the new pronouncements and international accounting standards.

The following table shows the origin of the relevant revenue of the Company in the past three years by type of final product:

	Fiscal year ended on December 31, 2015
	2015	2014	2013
Pulp:
Volume (in thousand tons)
Internal	499	517	447
External	4,619	4,788	4,750
Total	5,118	5,305	5,197

Net revenues (in millions of R$)
Internal	819	591	504
External	9,169	6,412	6,342
Subtotal	9,988	7,003	6,846
Port services	93	80	72
Total	10,081	7,083	6,918

Average price ($ per ton)	1,951	1,320	1,317

b. Variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

This item is informed together with item 10.2. c.

c. Impact of inflation, changes in prices of key inputs and products, foreign exchange and interest rate on the operating and financial results of the company, when significant

The following are comments from the Board of Officers of the Company corresponding to the analysis of impact of items such as pulp prices, exchange rates, inflation, interest rates and seasonality.

Impact of Price Changes of Pulp

In spite of the volatility experienced in 2015, principally in Asia, which affected the PIX/FOEX BHKP and led Fibria to reduce its exposure in the region (20% in 4Q15), the level of short-fiber stocks reported by the PPPC (39 days in December), the growth of 7% in global sales of eucalyptus pulp, and the restrictions on supply resulting from unscheduled stoppages by short-fiber producers still support positive market fundamentals. The 51% average appreciation of the US dollar against the Real contributed to the rise of EBITDA and free cash flow for the quarter to R$ 1.62 billion (a record for the period) and  R$ 866 million in 4Q15, respectively. In 2015, the recurring FCF reached R$ 2.9 billion and EBITDA R$ 5,337 million, 91% above the figure for 2014.

Global sales of eucalyptus pulp in 2015 grew 7% (1.2 million tons), totaling 18.7 million tons, according to the PPPC World-20 report, with all major markets performing well. In addition to the new capacity for paper in China, which has been one of the props for growing demand in recent years, an improvement in macroeconomic indicators, especially in Europe, was one of the main reasons for the advance in demand during the year.

The positive performance during most of 2015 enabled prices to be raised three times during the year, but sales in the final quarter were affected by strong pressure on prices from China. Consequently, Fibria decided to reduce its exposure in Asian to below past average levels.

The decision was supported by evidence of the market fundamentals, in particular the low level of stocks held by both producers and consumers. On the supply side, the last months of the year were marked by a number of unscheduled stoppages by short-fiber producers around the world, for climatic and technical reasons. Together with maintenance stoppages, they accounted for the withdrawal of more than 400 thousand tons from the market during the period.

Global pulp prices are cyclical because the demand for paper depends significantly on the general conditions of the global economy and because the production capacity adjusts to demand slowly. Over the past 3 years, the average price of BEKP in North America, Europe and Asia fluctuated from US$863, US$811 and US$706, in 2013, to US$846, US$745 and US$609, in 2014, respectively. For the financial year ended on December 31, 2015, the average price of BEKP in North America, Europe and Asia was US$890, US$784 and US$641 per ton respectively.

The Company has long-term relationships with substantially all of its pulp buyers in the local and foreign market. Such agreements generally provide that the price of market pulp shall be according to the price which the Company announces monthly. These prices may vary according to the region where the Company’s customers are located. The agreed price for long term contracts are generally consistent with the prices of other sales in the same region and follow the BEKP price list announced by the largest global producers of pulp.

Impact of Variation in Exchange Rate

The financial condition and results of operations has been and will continue to be affected by inflation and the exchange rate of the real against the U.S. dollar.

The table below shows the Consumer Price Index (IPCA), appreciation (depreciation) of the real against the U.S. dollar, average exchange rate and at exchange rate at the end of the periods indicated below:

	2015		2014		2013		2012		2011		2010		2009
Inflation (IPCA)	10.7%		6.4%		5.9%		5.8%		6.5%		5.9%		4.2%
Appreciation (depreciation) of the Dollar x Real	42%		9%		11%		8.2%		11.2%		(4.5)%		(34.2)%
Quote at the end of the period of one year - US$1.00	R$	3.90	R$	2.66	R$	2.34	R$	2.04	R$	1.88	R$	1.66	R$	1.74
Average (weighted daily) (1) of the exchange rate - US$1.00	R$	3.33	R$	2.35	R$	2.16	R$	1.95	R$	1.67	R$	1.76	R$	1.99

(1)         The daily average exchange rate is the sum of the closing rate on each day divided by the number of business days in the period.

The results of Company operations and its financial condition has been and will continue to be affected by the rate of appreciation or depreciation of the real against the U.S. dollar, given that:

•                  important part of the Company’s revenues are denominated in U.S. dollars;

•                  important part of the Company’s costs are denominated in Reais;

•                  some operational expenses such as costs of raw materials and certain other expenses are denominated in or indexed in U.S. dollar;

•                  significant part of the Company’s debt is denominated in U.S. dollars and therefore the payments of principal and interest shall be made in U.S. dollars.

Most of the Company’s pulp sales are made on the international market at prices denominated in U.S. dollars. In general, the Company tries to fix its prices in the local market taking into account the international prices of pulp and variations of the exchange rate of real/U.S. dollar. Thus, although the majority of revenues in the domestic market is denominated in Reais, almost all products are sold at prices that are based on the international market, which are denominated in U.S. dollars.

When the real depreciates against the U.S. dollar, assuming that the international price of products of the Company remain the same, the net proceeds of the Company’s sales come from exports increase and usually the Company seeks to increase the domestic prices in Reais, which can reduce the volume of sales in the local market. On the other hand, when the real appreciates against the U.S. dollar, assuming the U.S. dollar prices remain stable, our net sales decline and generally the value of domestic prices decrease in Reais, which can generate an increase in sales volume in the local market. In periods of high volatility of Real x U.S. dollar, there is usually an interval between the time in which the Company can increase or decrease its prices in Reais for Brazilian buyers. These mismatches are reduced when the exchange rate Real x U.S. dollar is less volatile.

The consolidated debt in U.S. dollars accounted for 90% of the indebtedness of the Company on December 31, 2015 (including currency swaps). Thus, when the real appreciates against the U.S. dollar:

•                  interest costs of the Company’s debt denominated in U.S. dollars decreases in Reais, and this decrease positively affects the Company’s operational results in Reais;

•                  the value of the debt denominated in U.S. dollars decreases in Reais, and the total value of the Company’s debt decreases in Reais;

•                  Net financial expenses tend to decrease as a result of foreign exchange gains with exchange variation included in the Company’s results.

The depreciation of the real against the U.S. Dollar has the opposite effect.

Exports, which allow the Company to generate receivables in foreign currencies, tend to provide a natural protection against the Company’s debt denominated in U.S. dollars, but these items are not completely equivalent. Thus, the company often hires derivative instruments to mitigate the effects of currency fluctuations on its debt. A significant portion of the indebtedness of the Company is connected and paid mainly with the proceeds from exports. Debt denominated in U.S. dollars is generally available at lower cost compared with other sources of resources. The Company generally gives as a pledge part of its export receivables as collateral for its obligations, usually to cover the next installments of principal and interest. These contracts also contain financial ratios that should be observed by the Company, among other obligations.

Impact of the level of debt and Interest Rate Changes

On December 31, 2015, the consolidated debt of the Company was R$12,744 million. The level of debt of the Company results in significant financial expenses that are reflected in the income statements. Financial results consist of expenses with interest payments, foreign exchange Real x U.S. dollar and other assets and liabilities denominated in foreign currencies, gains and losses on derivatives and other items described in Note 32 to the Company’s financial statements for the financial year ended on December 31, 2015.

In 2015, the Company’s net financial expenses totaled R$3,685 million, consisting mainly of R$2,507 million in net losses from exchange rate changes on debt and other assets and liabilities, R$830 million in losses on the fair value of derivative financial instruments, and R$570 million in interest on loans and financing.  In 2014, net financial expenses amounted to R$1,635 million, consisting specially of R$1,041 million in interest on loans and financing and R$722 million in foreign exchange losses on debt and other assets and liabilities.

The rating agencies Standard & Poor’s, Moody’s and Fitch maintain a rating of the Company and certain Company debts. Any downgrade of rating grade in the future may result in increased interest rates and other financial expenses related to loans and debt instruments and may adversely affect the Company’s ability to obtain financing on satisfactory terms and at the amounts needed.

Seasonality Impact

The seasonality pattern in the pulp market has historically been related to the cycle of paper production. World production of paper usually increases at the end of the summer holidays in the northern hemisphere, as well as during the Christmas holidays and New Year. However, having in mind some specific factors, including closing and opening of new plants for the production of paper, changes in the cost structure of the sector and the increase in global demand for pulp, the seasonal trend observed in the past may change in the future. Item 7.3(d) presents more details of issues related to seasonality.

10.3 - Events with significant effects, occurring and expected to occur in the financial statements

a. Introduction or disposal of operational segment

During the financial years of 2015, 2014 and 2013, the Company did not introduce or dispose of any operational segments.

b. Constitution, acquisition or disposal of equity interest

(i) Ensyn Corporation

On October 2, 2012, the Company disclosed a material fact on the execution of a strategic partnership with Ensyn Corporation (“Ensyn”), a privately-held company incorporated in the state of Delaware, United States of America. The transaction involved the purchase of equity interest in Ensyn for US$20 million, as well as the establishment of a joint venture with equal shareholding, to be incorporated in Delaware for future investment in production of liquid and chemicals fuels from biomass in Brazil. This joint venture has not been incorporated yet.

The US$20 million investment made in Ensyn conferred to the Company an equity interest of approximately 6% in the joint-venture, as well as a seat in Ensyn Shareholders’ Board. The Company also has the option to carry out an additional contribution of US$10 million in Ensyn’s capital, and, thus, it may increase its equity interest to approximately 9%.

In 2014, the Company and Ensyn amended the contract for the acquisition of equity interest in the company to include the purchase of a 3% additional equity interest in Ensyn’s capital for US$10 million (or R$25,967 thousand at the time). After this acquisition, the Company’s equity interest in Ensyn’s capital rose to approximately 9%, with the option to invest an additional amount of US$15 million in the future.

In December 2015 the Company purchased 176,803 common shares of Ensyn. The purchase was settled by payment of US$ 5 million in cash (equivalent on that date to R$ 19,593 thousand) plus the delivery of 79,026 share warrants held by the Company, for cancellation.

This investment gave the Company an interest of 12.62% in the capital stock of Ensyn, and the option to invest a further US$ 10 million to acquire more shares in the future.

(ii) WOP - Wood Participações Ltda. (formerly Weyerhaeuser Brasil Participações Ltda.)

On July 31, 2014, the Company purchased 100% of the capital of WOP - Wood Participações Ltda. (formerly Weyerhaeuser Brasil Participações Ltda.) for R$6,716. This company holds an interest of 66.67% in the affiliate Bahia Produtos de Madeira S.A. and, from that date on, the Company has become a direct and indirect holder of 100% of the capital stock of Bahia Produtos de Madeira S.A. On the same date, the Company registered a provision for losses of 100% of the investment made in these subsidiaries.

The Company made a Purchase Price Allocation to acquire control of Bahia Produtos de Madeira S.A. through WOP - Wood Participações Ltda., within the deadline allowed by IFRS 3, and obtained a discount in the purchase amounting to R$ 2,257 thousand, which is considered irrelevant for the Company’s financial and equity position.

(iii) Fibria Innovations Inc.

In January 2015, the Company concluded the process of incorporating its subsidiary Fibria Innovations Inc., based in Vancouver, in Canada, with the business purpose of research and development of bioproducts from biomass.

c. Uncommon Events or Operations

Losango Project

On June 30, 2011, the Company announced its intention to dispose of Losango Project’s assets, which comprise approximately 100 thousand hectares of own land and approximately 39 thousand hectares of eucalyptus plantations in own land and land leased from third parties in the State of Rio Grande do Sul.

The purchase and sale agreement regarding the Project’s assets was signed on September 10, 2012 for the maximum price of R$615 million. On December 28, 2012, the Company and CMPC Celulose Riograndense S.A. (“CMPC”) entered into a purchase and sale agreement worth R$615 million. The first installment of R$470 million was paid in advance upon execution of the agreement, while the second installment, in the amount of R$140 million was deposited in an escrow account and will be released after the granting of other official approvals and other pending conditions. In November 2014, CMPC paid in advance a new installment of R$7 million. The final installment of R$5 million will be settled upon the transfer of existing land lease agreements recorded in assets accounts and after the relevant official approvals. The agreement establishes a term of 48 months (up to 2020) for the obtainment of supplementary regulatory approvals, which may be extended for another 48 months, as decided by

CMPC. If approvals are not obtained, the amount of R$477 million, including interest, will be returned to CMPC, which will redeem the escrow deposit. The Company recorded the advance payments in “Liabilities for assets held for sale.”

Since the execution of the agreement with CMPC, the Company has been working to obtain the approvals required and fulfill all pending conditions, such as the preparation of the documents to be presented to the relevant government authorities.

The Company concluded that such assets should remain recorded as “assets held for sale” and classified as non-current assets as of December 31, 2015. However, the completion of the sale is not under the exclusive management of the Company, and depends on various government approvals that are taking longer than expected. The Company is confident that approval will be given.

The financial value of net assets was compared to their fair value less the expenses arising from the sale, and no impairment was recorded. These assets generated no income in 2015.

As of December 31, 2015, 2014 and 2013, the project’s assets can be summarized as follows:

	Amounts in thousands of Reais
	2014	2014	2013
Noncurrent
Biological assets	284,217	284,217	284,217
Permanent assets — mostly land	305,632	305,632	305,632
Other assets	8,408	8,408

Total assets	598,257	598,257	589,849

Project Losango does not have operations.

Asset Light Project

On November 15, 2013, the Company and Fibria-MS Celulose Sul Matogrossense Ltda. (“Fibria-MS”) entered into a Share Purchase Agreement and Other Covenants with Parkia Participações S.A., for the disposal, by the Company and Fibria-MS, of approximately 210,000 hectares of land located in the States of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo for the amount of R$1,650,000 thousand.

This transaction was completed on December 30, 2013, when the Company, Fibria-MS and Parkia entered into the First Amendment to the Share Purchase Agreement and Other Covenants, whereby the total area transacted was adjusted to a gross area of 205,722 hectares, for a potential total amount of R$1,650,099 thousand, from which the Company received R$500,000 thousand upon the signing of the agreement. The amount of 902,584 thousand was received in the first quarter of 2014, upon the fulfillment of certain obligations and legal registrations by the Company.

The Company may also receive the additional amount of R$247,515 thousand in three installments of up 1/3 of this amount, totaling a potential amount of R$1,650,099 thousand that depends on the appreciation of the land over 21 years. If due, this amount will be settled in three installments, on the 7th, 14th and 21st years of the Share Purchase Agreement and Other Covenants. The amount receivable depends on the appreciation of the land in each year of anniversary, which will be measured according to the assumptions provided for in the agreement, and adjusted by the variation of the IGP-M until the date of each payment.

On December 30, 2013, the Company and Parkia’s subsidiaries (“Counterparty”) entered into two partnership agreements on forestry and standing timber, both maturing in up to 24 years (or up to four rotation cycles of approximately 7 years). During this period the Company will continue to operate the forests located on the areas sold. These agreements do not provide for any renewals or term extensions of term.

In exchange for the Company’s right to use the land for its forestry activities, the forestry partnership agreement confers to the counterparty, which is now the owner of the land, rights on 40% of the wood volume (in m3) produced by the Company in these areas during each rotation cycle, limited to the cap provided for in the agreement.

Based on the standing timber supply agreement, the Company will purchase the 40% volume of wood to which the counterparty is entitled, according to each forestry partnership agreement, for the price defined in the agreement for the m3 of wood. The price per m3 is denominated in US dollars (which is the counterparty’s functional currency) and will be adjusted according to the United States Consumer Price Index - US-CPI. Payments are due on a quarterly basis. At the end of each rotation cycle, the difference between total payments made on a quarterly basis by the Company and the equivalent to 40% of the wood volume produced during the cycle will be settled between the parties only in the event that the quarterly payments made by the Company during the cycle have surpassed the equivalent to 40% of the wood volume produced at the end of the rotation cycle. In this case, the Company will be reimbursed for the excess amount paid.

The Share Purchase Agreement and Other Covenants grants to Parkia the right to harvest, from the forestry partnership and standing timber supply agreements, up to 30% of the agreement’s total area, as long as the pre-defined schedule is complied with. In case the counterparty decides to sell the areas that are not subject to harvesting and that should remain until the termination of the agreement, the Company is entitled to preemptive rights on the purchase, as provided for in the agreements, and/or outbid the offer made by a competitor.

In case of sale to a third party of any portion of the areas not included in the 30% area mentioned above, the new landowner will be entitled to all rights and obligations provided for in the agreement entered into with the Company until the termination of the forestry partnership.

The Share Purchase Agreement and Other Covenants does not include provisions that may grant to the Company an option to repurchase this land during or after termination of the agreement.

Accounting classification of the transaction

The set of agreements on the sale and purchase of land, forestry partnership and supply of standing timber results in the Company’s payment obligation to the counterparty, on a quarterly basis, for the use of land, which will be measured considering pre-cut inventories, limited to the cap established for the transaction. Annual disbursements estimated by the Company regarding the transaction amount to approximately US$46 million. The Company is able and entitled to operate the land during the term of the partnership agreement and it will, at the same time, obtain 100% of forestry production arising from the land, according to its equity interest percentage in the partnership (60%) and through the purchase of standing timber from the counterparty (40%).

Therefore, for accounting purposes, and according to ICPC 03 — Supplementary Aspects of Leasing Operations, the agreements should be considered within the scope of Technical Pronouncement CPC — 06 (R1) — Leasing Operations. In other words, the Company records the transaction as an operational sale leaseback with exclusively contingent payments.

According to CPC 38 - Financial Instruments: Recognition and Measurement, the Company records separately, and at fair value, the embedded derivative that corresponds to the adjustment of the payment price due to the variation in US-CPI, given that is consider that this price adjustment index does not relate to the inflation registered in the economic environments where the areas are located. The fair values of the embedded derivative as of December 31, 2015 and 2014, were R%253,572 thousand and R$120,988 thousand, respectively. Taking into account that the agreements on forestry partnership and supply of standing timber were entered into on December 30, 2013, the fair value of the embedded derivative on that date was approximately zero, and, therefore, was not recognized.

The Company did not separately recognize the fair value of the embedded derivative corresponding to the price of the standing timber supply agreement denominated in US dollars because this is the functional currency of the counterparty. Consequently, the fair value is closely related to the master agreement.

Capital gains on the transaction

The transaction resulted in capital gains for the Company that were recognized in the statements at the moment of the sale, as described below:

R$ thousands

Amount of the sale (less the contingent amount)	1,402,54
(-) Cost of net assets written-off
Fixed assets — Land and improvements - Consolidated	(596,528)
(-) Other expenses	(7,016)

(=) Capital gain before income and social contribution taxes	799,040

(-) Income and social contribution tax expenses	(271,674)

(=) Capital gain net of income and social contribution taxes	527,366

10.4 - Significant changes in accounting practices - Qualifications and emphases in the auditor’s report

The following are comments from the Company’s Officers corresponding to the analysis of significant changes in accounting practices and the effects of these changes. The analysis of these changes was segregated by financial year and, where applicable, the impact on the financial and equity position is presented in tabular form, in its respective financial year. In section 10.4(a), the Officers commented what were the changes in the financial years and qualified the subject matter of these changes. Section 10.4 (b) shows the analysis of the officers on the relevant impacts of these changes and the effects on the financial position of the Company.

a. Significant changes in accounting practices

During the financial years of 2015, 2014 and 2013 the Company made no spontaneous change in accounting practices for the preparation of its financial statements, except as indicated in the following paragraph.

With effect from 2015, the provisions for profit sharing and bonus payments, calculated on the basis of qualitative and quantitative targets determined by Management, are booked as “other operating revenues/expenses, net” instead of “administrative expenses”. As a result, the balances of these two groups of accounts for 2014 and 2013 have been adjusted for the purposes of comparison.

The accounting group changing  for the program of variable compensation to employees from “General and Administrative and directors’ compensation” to, “other operating income, net” , was made in order to pursuit an standard on recognition and presentation of the variable compensation expenses in the statement of income, which had, previous to this change, a recognition and presentation difference between directors variable compensation and bonus expenses in relation to the other executives and employees of the Company. So far, the other executives and employees variable compensation and bonus expenses were recognized at the group “other operating income, net”, while the directors one, at the “General and Administrative and directors’ compensation”. The Management also informs that such amendment (i) had no effects in the final results acquired by the Company in any financial indicator or any other non-accounting metrics, such as EBITDA, adjusted EBITDA, Free Cash Flow, Cash Value Added and financial covenants; (ii) was not related to any financial goal achievement and/or indicator performed by the Company for ascertainment of variable compensation of any executive or other employees, so that change is not benefiting or penalizing the variable  ccompensation.

Below is a detailed description of changes in accounting practices and their impacts and nature, segregated by exercise.

Changes for the financial year 2015

In 2015 there were no significant amendment to accounting practices. The amendments to existing standards have been published and will be mandatory for subsequent accounting periods beginning January 1, 2016. There was no advance adoption of these standards by Fibria.

•                  IFRS 9 - “Financial Instruments”, issued in November 2009 and October 2010. IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the measurement model and establishes two principal measurement categories for financial assets: amortized cost and fair value. This must be determined at the time when the financial instrument is contracted. The classification base depends on the entity’s business model and the contractual characteristics of the cash flow from the financial assets. In the case of financial liabilities, the standard retains the majority of the IAS 39 requirements. The major change refers to cases where the fair value arrived at for financial liabilities has to be segregated so that the part pertaining to the fair value involving the entity’s own credit risk is recognized in “Other comprehensive income” and not in the income for the period. The guidance provided in IAS 39 on the impairment of financial assets and hedge accounting transactions continue to apply. The full version of IFRS 9 was published in July 2014, effective until January 1, 2018. Management is assessing the impacts of adopting it.

•                  IFRS 15 — Revenue from Contracts with Customers — This new standard embodies the principles that an entity will apply in order to determine how revenue is to be measured and when it should be recognized. This standard will take effect on January 1, 2018, and replaces IAS 11 — Construction Contracts, IAS 18 — Revenue and the corresponding interpretations. Management is assessing the impacts of adopting it.

•                  IAS 41 — Agriculture (equivalent to CPC 29 — Biological Assets and Farm Produce) — this standard currently requires farming-related biological assets to be recognized at fair value less cost of sale. On revising the standard the IASB decided that the so-called bearer plants must be booked as a fixed asset (IAS 16/CPC 27), in other words, at cost less depreciation or impairment. Bearer plants are defined as those used to bear fruit for many years, but the plant itself, once mature, experiences no material transformation. Its sole future economic benefit derives from the farm produce it generates. For example, we have apple trees, orange trees and vineyards. In the case of plants whose roots remain in the ground for a second harvest or felling, after which the roots themselves is not sold, then the roots fit the definition of bearer plant, which applies to forests whose management provides for more than one felling. This revision will take effect beginning January 1, 2016. Management has made an assessment of the revised standard and concluded that it will not have any impact on the measurement or presentation of the Company’s biological assets, since they do not come under the definition of “bearer plants”.

•                  IFRS 16 — Leases: this standard was issued by the IASB on January 13, 2016, to replac the previous standard on leasing, IAS 17/CPC 06 (R1) —

Leases, and related interpretations. It sets the principles for the recognition, measurement, presentation and disclosure of leases by both parties to an agreement, i.e. the clients (lessees) and the suppliers (lessors). The lessees are required to recognize a leasing liability to reflect future lease payments and a “right to use an asset” for practically all lease agreements, with the exception of certain short-term leases and low-value contracts. For lessors, the accounting treatment is practically unchanged, with leases being classified as operating leases or financial leases, with the two types of agreement being booked differently. This revision will come into effect as from January 1, 2019. Management is assessing its impact.

Changes for the year 2014.

There were no significant changes in accounting policies in 2014. Changes to the following standards have been published and must be adopted for subsequent accounting periods, i.e. as from January 1, 2015. Fibria has not adopted these standards in advance.

•                  IFRS 9 — Financial Instruments (as described above)

•                  IFRS 15 — Revenues from contracts with customers (as described above)

•                  IAS 41 — Agriculture (equivalent to CPC 29 — Biological Assets and Agricultural Produce) (as described above)

The following new interpretation of the standard was issued by the IASB with effect from January 1, 2014:

•                  IFRIC 21 — “Levies” deals with the booking of levies imposed by the Government, involving an interpretation of IAS 37 — Provisions, contingent liabilities and contingent assets. The interpretation typifies levies and the events that give rise to the liability for payment, clarifying exactly when they must be recognized. The Company is currently not subject to significant levies, and for that reason the impact is not relevant.

Changes for the financial year 2013

The following new standards, amendments and interpretations of standards were issued by the IASB and the CPC to take effect as of January 1, 2013:

•                  IAS 1 / CPC 26 (R1) — Presentation of Financial Statements

•                  IAS 19 (R) / CPC 33 (R1) - Employee Benefits

•                  IAS 28 (R) / CPC 18 (R2) — Investments in Associates and Joint Ventures

•                  IFRS 7 / CPC 40 (R1) — Financial Instruments: Disclosure

•                  IFRS 10 / CPC 36 (R3) — Consolidated Financial Statements

•                  IFRS 11 / CPC 19 (R2) — Joint Arrangements

•                  IFRS 12 / CPC 45 — Disclosure of Interests in Other Entities

•                  IFRS 13 / CPC 46 — Fair Value Measurement

The following new standards, amendments and interpretations of standards issued by the IASB and the CPC apply to the Company:

IAS 1/CPC 26 (R1) — Presentation of Financial Statements, including the principal amendments regarding the presentation of the “Statement of Comprehensive Income”.

The principal amendment is that components of other comprehensive income are divided into two groups: to be charged against income or to remain in equity. The amended standard applies as of January 1, 2013 and its adoption is only expected to affect the presentation of the “Statement of Comprehensive Income.”

IFRS 7 /CPC 40 (R1) — Financial Instruments: Disclosure

The amendment to the standard includes new requirements for disclosing asset and liability set-off. The amendment to the standard came into effect as of January 1, 2013 and has produced no material impact on Fibria’s financial statements.

IFRS 10 / CPC 36 (R3) — Consolidated Financial Statements

This standard is based on existing principles regarding the identification of the concept of control as a determining factor as to when an entity must be consolidated into the financial statements. The standard provides additional guidance to assist in determining control when doubts exist in the assessment. The standard came into effect as of January 1, 2013 and has produced no material impact on Fibria’s financial statements.

IFRS 11 / CPC 19 (R2) — Joint Arrangements

The principal alteration introduced by these standards is that they do not permit proportionate consolidation of entities in which control of net assets is shared under an agreement between two or more parties and is classified as a joint venture.

IFRS 11 defines two types of arrangements:

•                      joint operations - when the parties jointly control assets and liabilities, whether or not these assets are in a separate entity (separate vehicle), in accordance with the contractual provisions and the essence of the operation. Under these arrangements, assets, liabilities, revenues and expenses are recognized in the entity participating in a joint operator arrangement in proportion to its rights and obligations.

•                      Joint ventures - when the parties jointly control the net assets under an agreement structured through a separate entity and earnings from these assets are shared between them. In these arrangements, the entity’s share must be recognized by the equity equivalence method and shown under the “Investments” heading.

The proportional consolidation method is no longer permitted for cases of joint control. The standard is applicable as of January 1, 2013.

As of January 1, 2013 the companies Veracel Celulose S.A. (“Veracel”), Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and VOTO — Votorantime Overseas Trading Operations IV Limited (“VOTO IV”) began to be considered as joint operations in accordance with the concept introduced by IFRS 11 and CPC 19 (R2) — Joint Arrangements. This amendment to the classification of the investments introduced by IFRS 11 and CPC 19(R2) had no impact on the Company’s consolidated balances when compared to the proportional consolidation methodology permitted by the standard up until December 31, 2012, since assets and liabilities and revenues and expenses are recognized based on their share of the joint operation.

These joint ventures are businesses in which the Company shares control, established by agreement, of their economic activities and which exists only when strategic, financial and operational decisions concerning the activity require the unanimous consent of the parties sharing control.

IFRS 12 / CPC 45 - Disclosure of Interests in Other Entities with an impact for the purposes of disclosure in the financial statements.

This deals with disclosure requirements for all forms of interests in other entities, including joint arrangements, associations, interests for specific purposes and other non-recognized interests. The standard came into effect as of January 1, 2013. Management believes that this standard did not materially impact the consolidated financial statements.

“IFRS 13 / CPC 46 - Fair Value Measurement”.

The purpose of the standard is to improve consistency and reduce complexity in disclosures required by IFRS. The requirements do not extend the use of fair value accounting, but advises on how it should be applied when its use is required or permitted by another standard. The standard came into effect as of January 1, 2013, and there is an exemption to the application of new disclosure requirements for comparative periods. There was no material impact on Fibria’s financial statements.

IAS 19(R) / CPC 33 (R1) — Employee Benefits

The Company’s accounting practice, up until December 31, 2012, was to book actuarial gains and losses using the “corridor” method in which actuarial gains and losses were recognized in the income statement to the extent that they exceeded the “corridor” amount, and were amortized over the estimated remaining average life of the population receiving the benefits, insofar as these actuarial gains and losses do not exceed the “corridor” amount; therefore, the actuarial gains and losses measured during a period were not immediately recognized. As a result of this method, the amount recognized under liabilities differed from the estimated present value of the obligations for actuarial gains and losses not yet recognized.

The major impact from adopting the new standard in the financial statements of December 31, 2013, retroactive to the Company’s financial statements for the year ended December 31, 2012 and the opening balance on January 1, 2012 was the recognition of actuarial gains and losses that were not recognized against “Other Comprehensive Income”, since the “corridor” method was extinguished for recognizing actuarial results.

Below is the reconciliation of the new equity balances of the actuarial obligations for the year ended December 31, 2012 and the opening balance on January 1, 2012 affected by the amendment to the standard:

(in thousands of Reais)	December 31, 2012	January 1, 2012

Balance of actuarial liabilities in accordance with the previous accounting practice	60,362	55,715

Effect of adopting CPC 33(R10	33,572	10,587

Balance of actuarial obligations after changing the accounting practice(*)	93,934	66,302

(*) The balance of actuarial obligations is shown in the item “Other accounts payable” under current liabilities in the financial statements for the year ended December 31, 2013.

On account of the adjustment described above, arising from having adopted CPC 33(R1), the balances of the items “Deferred taxes” under current assets, “Other accounts payable” under non-current liabilities and “Adjustment of equity valuation” under net equity on December 31, 2012 and January 1, 2012 for the periods compared to the balance on December 31, 2013 were adjusted as follows:

	Parent Company
	December 31, 2012				January 1, 2012
((in thousands of Reais)	Original balance	Adjustment	Restated balance	Original balance l	Adjustment	Restated balance

Non-current assets
Deferred taxes	798,492	11,414	809,906	750,154	3,600	753,754

Non-current liabilities
Other accounts payable	92,356	33,572	125,928	87,801	10,587	98,388

Net
Adjustment to equity valuation	1,618,824	(22,158)	1,596,666	1,618,824	(6,987)	1,611,837

b. Significant effects of changes in accounting practices

Apart from those described in section 10.4.a. above, the only changes in accounting practices were those related to the year 2013, on account of the issue of revised IFRS/CPCs and the retroactive application of the effects of their adoption to the comparative balances of December 31, 2012 and January 1, 2012.

c. Qualifications and emphases in the auditor’s opinion

The opinion of the independent auditors for the year ended December 31, 2015 contains no qualifications or emphases.

For the year ended December 31, 2013 there was a qualification on account of the differences encountered between certain normative aspects of accounting adopted in Brazil and international accounting (IFRS); however, beginning in 2014 the accounting practices adopted in Brazil and applicable to individual financial statements in no way differ from the IFRS applicable to separate financial statements; since it was thereafter permitted to apply the equity method in subsidiaries in the separate statements, these also comply with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Below the Officers comment of the emphasis paragraph included in the audit report for the financial years ended on December 31, 2013.

This paragraph included by the Company’s independent auditors, as mentioned above, is related to differences in certain regulatory aspects of accounting adopted in Brazil and international accounting (IFRS), and therefore does not refer exclusively to the procedures adopted by the Company or any breaches of the rules.

As mentioned in the explanatory note no. 2.2.2 to the financial statements for the financial years ended on December 31, 2013, individual financial statements of the parent company were prepared in accordance with international accounting standards, except only for the evaluation of investments in subsidiaries, and associated companies by the equity method. As required by IFRS, these investments should be valued at cost or fair value.

This matter was the subject of focus by the Company’s independent auditors for the financial year 2013, whose opinion is in conjunction with the Company’s financial statements and is dated as of January 29, 2014. Thus, the Company’s Officers believe that there was no regulatory noncompliance in preparing its financial statements since that difference in accounting is from the respective Brazilian accounting standards and international accounting standards, and is widely recognized in the rulings announced by the entities responsible by their emission.

10.5 - Critical accounting policies

The Company’s Officers believe that the critical accounting principles are important to describe the financial condition and results of operations and require difficult judgments to be made, subjective or complex, often because of the need to make estimates about the effect of matters for which uncertainty is inherent. As you increase the number of variables and assumptions affecting the possible future resolution of the uncertainties, the judgments become more subjective and complex. In order to understand how the Board evaluates future events, including the variables and assumptions inherent in the estimates, and the sensitivity of those judgments in relation to varying circumstances, we have identified the critical accounting principles.

The critical accounting principles are continually evaluated and are based on historical experience and other factors, including expectations of future events, considered reasonable in the circumstances. Full details of the accounting practices adopted by the Company were made in explanatory note no. 2 to the financial statements of the financial year of 2015.

The accounting estimates will seldom be equal to their actual results. The estimates and assumptions that present a significant risk, with probability of causing a relevant adjustment to the accounting value of assets and liabilities for the next financial year, are addressed below.

The Company’s Officers believe that the critical accounting estimates and assumptions are related to estimated goodwill impairment, income taxes, employee benefits, fair values of derivative instruments and other financial instruments, biological assets, impairment of accounts receivable, revision of useful life and recovery of property, plant and equipment, and assets and liabilities and legal obligations, since these accounting estimates involve highly complex and subjective judgments. The items (a) to (h) below detail the reasons that make these accounting practices to be critical in the evaluation of the Company’s Officers.

(a)         Estimated impairment of goodwill

Every year or shorter period if there is any change in circumstances which would result in reducing the recoverable amount of the cash generating units for which there is goodwill recorded, the Company conducts tests for possible impairment on goodwill, according to the accounting policy described in Note 2.16 of the financial statements for year 2014. The recoverable amounts of UGCs (Cash Generating Units) are determined based on the value in use calculations, made based on estimates. See note 37(a) to the financial statements for the year 2015.

(b)         Taxes on income

The deferred tax assets and liabilities are based primarily on temporary differences between accounting values in the financial statements and tax base. If the Company and its subsidiaries are to operate at a loss or are not able to generate sufficient future taxable income, or if there is a material change in current tax rates or time period in which the underlying temporary differences become taxable or deductible, it would require a reversal of a significant portion of the deferred tax assets, which could result in an increase in the effective tax rate.

The Company shows a track record of taxable income that has consistently absorbed deferred assets. Management believes, based on the forward-looking statements approved at the appropriate level, that it is probable that deferred credits will be realized.

(c)          Employee Benefits

The current value of obligations for the medical care plan depends on a number of factors that are determined based on actuarial calculations and use a series of assumptions. Among the assumptions used in determining the net cost

(revenue) for the balances of actuarial liabilities, there is the discount rate calculated using the returns offered by the government, and they are denominated in the currency in which the benefits will be paid, while their maturity periods are close to those of the respective obligations of the healthcare plan.

The provision for share-based compensation referring to the Phantom Stock Options (PSO) is recorded at fair value of the option, which is calculated by the Company based on the Binomial-Trinomial Tree model.

The fair value of each option issued with regard to the Stock Options Plan is estimated on the date it is granted, based on the Black & Scholes options pricing model.

Any changes in assumptions used to calculate these obligations affect the accounting value at the balance sheet date.

(d)                                Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. The Company uses its judgment to choose a variety of methods and define assumptions which are mainly based on market conditions existing at the balance sheet date. The Company also uses its judgment to define the settings and values in the sensitivity analysis.

Any changes in the assumptions used for the calculations involving the fair value of financial instruments could significantly affect the financial position of the Company. The sensitivity analysis of the Company’s derivatives and other financial instruments as of December 31, 2015 is shown in Note 5 to the 2015 financial statements.

(e)                                 Biological assets

The calculation of fair value of biological assets takes into account various assumptions with a high degree of judgment. Any changes in those assumptions used might imply a change in the outcome of the discounted cash flow and hence the appreciation or depreciation of these assets.

We give below the principal assumptions used by Management in calculating the fair value of the biological assets and the correlation between the changes in these assumptions and in the fair value of the biological assets:

Assumptions used	Impact on the fair value of the biological assets
Actual planted area (hectares)	The higher the assumption, the greater the fair value
Average annual increase (AAI) – m3/hectare	The higher the assumption, the greater the fair value
Average net selling price – m3	The higher the assumption, the greater the fair value
Compensation of own assets that contribute - %	The higher the assumption, the lower the fair value
Discount rate - %	The higher the assumption, the lower the fair value

(f)                                  Impairment of receivables

The provision for reduction of the receivables value of these credits is provided in an amount sufficient to cover probable losses in its realization. The accounting policy to establish the provision requires the analysis of individual balances of delinquent customers.

(g)                                Review of service life and recovery of property, plant and equipment

The recoverability of assets used in the Company’s activities is evaluated whenever events or changes in circumstances indicate that the accounting value of an asset or asset group may not be recoverable based on future cash flows. If the accounting value of these assets exceeds their recoverable amount, the net value is adjusted and its service life is readjusted to new heights. In the financial years ended on December 31, 2015, 2014 and 2013, the Company made tests for impairment, as detailed in explanatory note 37 to the financial statements for 2015, 2014 and 2013.

(h)                                Contingent assets and liabilities and legal obligations

The Company is involved in labor, civil and tax legal proceedings in many instances. Provisions for contingencies, set up to face potential losses from the ongoing proceedings, are established and updated based on the Management’s assessment, based on the opinion of its legal counsel and require a high degree of judgment on the matters involved. The Company assesses a substantial portion of the proceedings to which it is an individual party.

10.6 — The officers must describe any material items not shown in the issuer’s financial statements, indicating:

a)             assets and liabilities held as off-balance sheet items by the issuer, directly or indirectly, such as:

i.                                         operating leases, both assets and liabilities;

ii.                                     portfolios of receivables written off for which the entity still has risks and responsibilities, indicating the corresponding liabilities

iii.                                 forward purchase and sale agreements for products or services

iv.                                  uncompleted construction contracts

v.                                      agreements for future receipts of financing

b) Other off-balance sheet items

a)                 Off-balance sheet items:

(i)            Operating leases

The Company is a party to operating leases whose  balances are not shown in the balance sheet, due to their nature and accounting situation, as indicated in note 21(b) to the financial statements for 2015.

(ii)        Take or Pay Contracts

The Company has long-term Take or Pay contracts with a number of suppliers, as described in note 27 to the financial statements for 2015.

b)                 other off-balance sheet items

There are no other off-balance sheet items in our financial statements.

10.7 — In relation to each item not evidenced in the financial statements indicated in item 10.6, the officers must comment:

a. How such items change or may change the revenues, expenses, operating income, financial expenses or other items of the financial statements of the company;

b. nature and purpose of the operation;

c. nature and amount of the obligations and rights created in favor of the issuer as a result of the operation.

(iii)    Operating lease agreements

The operating lease agreements are divided as follows:

(i)                                    Minimum mandatory payments

•             Land leasing - the Company leases timber plantation areas based on operating leases from third parties as a source of raw materials for products. Leases are generally made for a period of up to 21 years. Lease payments, equivalent to the market value of timber are made as provided for in the agreement. These agreements can be renewed at market value.

The costs of these leases are firstly classified as costs of forest formation, under biological assets, and when timber is cut between the 6th and 7th years, these are depleted with other costs incurred in the asset formation.

•             Maritime transportation (domestic) - the Company has a 20-year term maritime transport services agreement, expiring in 2023, for operation of maritime cabotage, through the use of tugs and sea barges to transport raw material (timber) from Caravelas Terminal (BA) to Portocel (ES).

•             Maritime transportation (exports) - the Company has entered into an agreement with STX Pan Ocean Co. Ltd. for provision of maritime freights for a period of 25 years, expiring in 2039, regarding the transportation of pulp from Brazil to various countries in Europe, North America and Asia.

The costs of maritime transportation agreements (domestic and exports) are recognized in profit or loss for the period in which these are incurred, impacting the costs of goods sold, such as variable cost of production or freight, depending on its nature.

On December 31, 2015, the future operating lease minimum payments were the following:

	In thousands of Reais
Years	Land lease	Maritime transportation (domestic)	Maritime transportation (exports)

2016	119,427	65,544	146,315
2017 to 2018	220,637	131,089	292,630
2019 to 2021	336,561	196,633	438,945
2022 onwards	407,267	131,089	2,404,443

	1,083,892	524,355	3,282,333

(ii)                                Contingent payments

•             Forest partnership agreements — On December 30, 2013, the Company entered into 24-year forest partnership and standing timber supply agreements, with contingent payments through the repurchase of standing timber volume that the counterparty is entitled to due to the forest partnership, for a price in US dollars contractually defined and adjusted according to the US-CPI.

Since there is no mandatory volume of timber repurchase under the forest partnership agreement ensuring to the counterparty minimum payments to be made by the Company, there are no minimum future payments to be disclosed.

The amounts paid in these forest partnership agreements are firstly recognized as costs of forest formation under biological assets, and depleted when timber is cut, between the 6th and 7th years.

(iv)     Take-or-pay contracts

The Company has entered into long term Take or Pay agreements with suppliers of power, transportation, diesel fuel, chemicals and natural gas by an average of approximately 9 years. The agreements provide for termination and suspension clauses of supply for reasons of breach of fundamental obligations.

Overall, the Company buys the minimum amounts contractually agreed upon and, for this reason, there are no liabilities recorded on December 31, 2015. The contractual obligations on December 31, 2015 account for R$260,354 thousand per annum (R$202,361 thousand on December 31, 2014).

The table below shows the amounts which may affect the Company’s results over the next fiscal years:

	Estimated disbursements per period
	Until 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	(thousands of Reais)

Take or pay contracts	422,694	717,232	357,421	841,169	2,338,516

10.8 - The officers must indicate and comment on the principal components of the issuer’s business plan, specifically exploring the following topics:

a.              Investments, including:

i.                                         quantitative and qualitative description of the investments in progress and planned investments

ii.                                     sources of investment financing

iii.                                 relevant investments in progress and planned divestitures

b.              if already disclosed, indicate the acquisition of plant, equipment, patent or other assets which are expected to materially influence the issuer’s production capacity.

c.               new products and services, indicating:

a.              description of research in progress already disclosed

b.              total amounts spent by issuer in research to develop new products or services

c.               projects under development already disclosed

d.              total amounts spent by issuer in the development of new products or services

a.i. Quantitative and qualitative description of the investments in progress and planned investments

Capex in 2015 amounted to R$2,358 million, up by 48% over 2014, mainly due to the acquisition of land in December 2015 from Votorantim S.A. (current name of Votorantim Industrial S.A.), as evidenced in Note 16 (a)(iii) to the 2015 financial statements, the industrial expansion of Três Lagoas unit (Horizonte 2 Project) and increased acquisition of timber with third parties.

In 2015, the Company’s capital investments were allocated as follows:

Investments (R$ million)

Industrial Expansion	219
Forest Expansion	74
Subtotal Expansion	293
Safety / Environment	25
Forestry Maintenance	1,271
Maintenance / IT / R&D / modernization	317
Subtotal Maintenance	1,613
Land acquisition	452
Total Capex	2,358

For 2016, the Company’s Management has budgeted capital investments amounting to R$8,189 million, as indicated below:

Investments (R$ million)

Safety / Environment	52
Forest Maintenance	1,499
Maintenance / IT / R&D / modernization	582
Subtotal Maintenance	2,133
Horizonte 2 (expansion)	5,366
Pulp logistics	690
Total Capex	8,189

a.ii. Sources of investment financing

The investments planned for 2016 will be financed by equity of the Company or financing provided by Brazilian Development Bank - BNDES, or other form of funding according to the market scenario and convenience to the Company. For long term investments, the Company primarily uses funding sources, such as BNDES, export prepayment and international issues.

a. iii. Relevant divestitures in progress and planned divestitures

On the date of this Reference Form, the single divestiture in progress is the disposal of Losango Project assets, as described in item 10.3 of this Reference Form. There are no other relevant divestitures estimated in 2016.

b. If already published, indicate the acquisition of plant, equipment, patents or other assets that may materially affect the company’s production capacity

Not applicable, as the Company had not purchased plants, equipment, patents or other assets that can materially affect its productive capacity.

c. New products and services, including:

c.I. Description of research projects in progress that have been disclosed

By means of continued investments in technological research and innovation, Fibria seeks to understand the interactions between fibers x industrial processes x final products, thus, generating a competitive advantage capable of maintaining the company’s leadership in the pulp market. When identifying pulp’s characteristics essential to produce high quality paper, we introduce new challenges to our genetic improvement program and develop the industrial processes, in order to create innovative and higher value-added products. The research and technological innovation activities carried out by Fibria’s Technology Center aim at increasing the productivity of our forests and improve the quality of eucalyptus pulp, on a sustainable basis. These efforts are carried out not only in our laboratories, but also in partnership with universities, suppliers and research institutes, worldwide.

At the Technology Center we structure the scientific basis to achieve these results, including genetic improvement and development of forest management techniques, aiming at the continuous and sustainable increase of productivity of our planted forests. To this end, great initiatives mobilized our scientists in 2015, as shown in the following examples.

We implemented the Integrated System for Recommendation of Fertilization (or SIRA), which allows us to recommend the most appropriate fertilizer for each phase of forest growth, taking into account the Company’s approximately 23,000 forest stands, with large soil variety. Correct fertilizing and no waste result in lower costs, healthy forest and higher forest productivity levels, on a sustainable basis.

Risk management is also one of the Technology Center’s priority. In this regard, in 2015 we increased by approximately four times the number of clones planted in operational scale. The greatest benefit of this strategy is the mitigation or risks inherent to climate changes. By increasing genetic variation, we can affirm that currently our forests are better prepared to adjust to climate changes.

Fibria has advanced in Genetically Modified Eucalyptus (EucaGM). We created a multidisciplinary commitment group, so that the internal public is aware of and understands Fibria’s works and objectives in this segment. We intensified feasibility studies for the use of EucaGM and we have been hearing representatives of our production chain, in Brazil and abroad. Based on a diagnosis of risks and opportunities, we started working with external experts from different currents of thoughts, which together with Fibria, must assess the environmental, social and economic impacts of this new technology.

In 2015, Fibria took a leap forward in the lignin research by acquiring assets from the Canadian company Lignol Innovations, currently Fibria Innovations. With such acquisition, Fibria now owns relevant intellectual property in this matter, besides establishing a relevant point of connection with one of the main universities in Canada, the University of British Columbia, expanding its alternatives in the pursuit of new scientific knowledge. Currently, the Company is working in the qualitative valuation of its patent portfolio and in the development of higher value-added applications for lignin.

In addition, in 2015, the Company also achieved substantial evolution in the development of research and innovation connected with its business diversification, focused on bio products. It is worth mentioning the works carried out to enable the first bio-oil plant in Brazil and the development of nanocellulose research.

c.II. Total amounts spent by the company in research to develop new products or services

In 2015, total expenditures made by the Company in development research, which comprises from plant improvement and forest management advances to the development of new products came to R$50 million.

c.III. Projects in development already released

See 10.8.c.I. above.

c.IV. Total amounts spent by the company in the development of new products and services

In 2015 expenditures by the Company in research and development, which comprises from plant improvement and forest management advances to the development of new products came to R$50 million.

10.9 - Comment on other factors materially influencing the operating performance and neither identified nor commented in other items of this section

There are no other factors that have materially influenced the Company’s operating performance other than those identified in this section, including material information about advertisement, sponsorship, partnership and agreement expenses.

EXHIBIT III - INFORMATION ON THE ALLOCATION OF NET INCOME REQUIRED UNDER CVM INSTRUCTION NO. 481/2009

PROPOSED ALLOCATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2015 PREPARED BY THE MANAGEMENT OF FIBRIA CELULOSE S.A. TO BE SUBMITTED FOR THE APPRECIATION AND RESOLUTION OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING SCHEDULED FOR APRIL 27, 2016, PURSUANT TO ITEM II, PARAGRAPH 1 OF ARTICLE 9 OF CVM INSTRUCTION No. 481/09.

EXHIBIT 9-1-II ALLOCATION OF NET INCOME

1.      Inform the net income for the year.

2015 (R$ thousands)
342,185

2.      Inform the overall amount and amount per share of dividends, including prepaid dividends and interest on shareholders’ equity already declared.

The Company did not declare or prepay dividends, nor interest on shareholders’ equity during 2015.

3.      Inform the percentage of net income for the year distributed.

2015 (%)
92.29%

This percentage refers to adjusted net income for 2015, after allocation to the legal reserve.

4.      Inform the overall amount and amount per share of dividends distributed based on profits from previous years.

On May 14, 2015, the Company paid as dividends the amount of R$147,804,421.33, corresponding to R$0.266991699 per common share issued by the Company on that date, corresponding to 100% of adjusted net income for the fiscal year ended December 31, 2014, and (a) the amount of R$36,951,105.33, corresponding to R$0.066747925 per common share issued by the Company on that date, was distributed as minimum mandatory dividend; and (b) the amount of R$110,853,316.00, corresponding to R$0.200243775 per common share issued by the Company on that date, was distributed as additional dividends, as approved at the Annual General and Special Shareholders’ Meeting of the Company held on April 28, 2015.

On December 9, 2015, the Company extraordinarily paid interim dividends in the amount of R$2,000,000,000.00, corresponding to R$3.612778081 per common share issued by the

Company on that date, which were paid against the Company’s Reserve for Investments account as approved at the Company’s Special Shareholders’ Meeting held on November 30, 2015.

No dividends were distributed in the fiscal years ended in December 31, 2014 and 2013, since the Company recorded losses in the fiscal years ended on December 31, 2013 and 2012, respectively.

5.      Inform, after deducting prepaid dividends and interest on shareholders’ equity already declared:

a.      The gross amount of dividend and interest on shareholders’ equity, separately, by share of each type and class.

	2015 (R$ thousands)	Per Share
Dividend	300,000	0.541916
Interest on shareholders’ equity (gross)	—	—
Interest on shareholders’ equity (net)	—	—

The capital of Fibria Celulose S.A. on December 31, 2015 was composed only of 553,934,646 common shares; there are no preferred shares.

The Company has not declared or paid dividends in advance, or interest on shareholders’ equity in 2015.

b.      The form and term of payment of dividends and interest on shareholders’ equity.

The form and term of payment of dividends will be approved at the Annual General Shareholders’ Meeting scheduled for April 27, 2016.

c.      Possible application of restatement and interest on dividends and interest on shareholders’ equity.

No restatement and interest apply on dividends proposed and no payment of interest on shareholders’ equity was made based on the fiscal year ended December 31, 2015.

d.      Date of declaration of payment of dividends and interest on shareholders’ equity considered for identification of shareholders entitled to receive it.

The payment of dividends based on the net income for the 2015 fiscal year shall be resolved at the Annual General Shareholders’ Meeting scheduled for April 27, 2016.

The dividends, if approved, will be paid according to the shareholding positions verified at the close of BM&FBOVESPA’s trading session of April 28, 2016 (base date). The Company’s shares will be traded “ex-dividends” as of April 29, 2016, inclusive.

The Company declared no payment of interest on shareholders’ equity based on the fiscal year ended December 31, 2015.

6.      In the case of a declaration of dividends or interest on shareholders’ equity based on profits determined in half-yearly balance sheets or for shorter periods.

a.      Identify the amount of dividends or interest on shareholders’ equity already declared.

Not applicable, as the Company did not declare dividends or interest on shareholders’ equity based on profits determined in half-yearly balance sheets or for shorter periods.

b.      Inform the date of payments.

Not applicable, as the Company did not declare dividends or interest on shareholders’ equity based on profits determined in half-yearly balance sheets or for shorter periods.

7.      Provide a comparative table indicating the following amounts per share of each type and class:

a.      Net income for the year and three (3) preceding years.

2015 (R$ thousands)	2014 (R$ thousands)	2013 (R$ thousands)	2012 (R$ thousands)
0.62	0.28	(1.28)	(1.34)

The Company recorded losses in 2012 and 2013.

b.      Dividend and interest on shareholders’ equity paid in three (3) previous years.

-	2015 (R$ thousands)	2014 (R$ thousands)	2013 (R$ thousands)
Dividend	3.88	—	—
Interest on shareholders’ equity (gross)	—	—	—

8.      In the case of allocation of income to legal reserve.

a.      Inform the amount allocated to the legal reserve.

2015 (R$ thousands)
17,109

b.      Detail the manner of calculation of legal reserve.

Net Income 2015 (R$ thousands)
342,185

(X) Percentage allocated to legal reserve - 5%
17,109

9.      If the company owns preferred shares entitled to fixed or minimum dividends.

a.      Describe the method for calculation of fixed or minimum dividends.

Not applicable because the Company has no preferred shares.

b.      Inform whether the income for the year is sufficient for full payment of fixed or minimum dividends.

Not applicable because the Company has no preferred shares.

c.      Identify whether any unpaid portion is cumulative.

Not applicable because the Company has no preferred shares.

d.      Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable because the Company has no preferred shares.

e.      Identify the fixed or minimum dividends to be paid per preferred share of each class.

Not applicable because the Company has no preferred shares.

10.    In relation to the mandatory dividend.

a.      Describe the method of calculation provided in the bylaws.

The Company Bylaws, in article 30, item III, provides for the allocation of 25% of net income, calculated according to article 202 of Law No. 6404/1976, to payment of the mandatory annual dividend. Whereas the Company’s capital stock is represented only by common shares, the mandatory dividend is calculated by dividing the equivalent to 25% of net income, after adjustments provided for by the law, by the number of common shares issued by the Company, after deduction of treasury shares.

b.      Inform whether it is being paid in full.

The minimum mandatory dividend, calculated as described in section 10(a), will be paid in full in related to the net income recorded in the 2015 fiscal year.

c.      Inform the amount to be withheld.

Not applicable, since there will be no withholding of the mandatory dividend.

11.    In the case of withholding of the mandatory dividend due to the company’s financial situation.

a.      Inform the amount withheld.

Not applicable, since there will be no withholding of the mandatory dividend.

b.      Describe in detail the financial situation of the company, including aspects related to liquidity analysis, working capital and positive cash flows.

Not applicable, since there will be no withholding on dividend payments.

c.      Justify the withholding of dividends.

Not applicable, since there will be no withholding on dividend payments.

12.    If there is allocation of income to the reserve for contingencies.

a.      Identify the amount allocated to the reserve.

Not applicable, since there is no allocation of income to the reserve for contingencies.

b.      Identify the loss considered likely and its cause.

Not applicable, since there is no allocation of income to the reserve for contingencies.

c.      Explain why the loss was considered likely.

Not applicable, since there is no allocation of income to the reserve for contingencies.

d.      Justify the establishment of the reserve.

Not applicable, since there is no allocation of income to the reserve for contingencies.

13.    In the case of allocation of income to the reserve for unrealized profits.

a.      Inform the amount allocated to the reserve for unrealized profits.

Not applicable, since there is no allocation of income to the reserve for unrealized profits.

b.      Inform the nature of unrealized profits that gave rise to the reserve.

Not applicable, since there is no allocation of income to the reserve for unrealized profits.

14.    In the case of allocation of income to the statutory reserves.

a.      Describe the statutory provisions that establish the reserve.

Not applicable, since there is no allocation of income to the statutory reserves.

b.      Identify the amount allocated to the reserve.

Not applicable, since there is no allocation of income to the statutory reserves.

c.      Describe how the amount was calculated.

Not applicable, since there is no allocation of income to the statutory reserves.

15.    In the case of retention of earnings under the capital budget.

a.      Identify the amount withheld.

The proposed allocation of net income attributed to the shareholders of the Company for the year ended 2015, shown in the Financial Statements of the Company, provides that after the adjustments referred to in the articles 193 and 202 of the Brazilian Corporate Law, earnings will be retained in the amount of R$25,076 thousand, for the Profit Reserve, intended to meet the investment plan of the Company.

b.      Provide a copy of the capital budget.

A copy of the capital budget is included in Exhibit IV to this Proposal.

16.    In the case of allocation of income to the tax incentive reserve.

a.      Inform the amount allocated to the reserve.

Not applicable, since there is no allocation of income to the tax incentive reserve.

b.      Explain the nature of the allocation.

Not applicable, since there is no allocation of income to the tax incentive reserve.

EXHIBIT IV — THE COMPANY’S PROPOSED CAPITAL EXPENDITURE BUDGET

To the Shareholders of

FIBRIA CELULOSE S.A.

Proposed Capital Expenditure Budget (EXHIBIT IV)

As provided for in Article 196 of Law 6404/76, with the wording given by Law No. 10303 of October 31, 2001, the management of Fibria Celulose S.A. (“Fibria” or “Company”) hereby submits its proposed Capital Expenditure Budget.

The proposal to allocate net income for the fiscal year 2015 mentioned in Fibria’s Financial Statements, aiming at complying with its investment plan, foresees that after the adjustments set forth in Articles 193 and 202 of Law No. 6404/76, earnings will be retained in the amount of R$25,075 thousand, allocated to the Profit Reserve for Investments, which will be added to this reserve’s current balance, amounting to R$805,870 thousand.

The investment plan for 2016, duly approved by the Board of Directors meeting held on December 17, 2015, totals the amount of R$8,189 million, distributed as follows:

R$ Million
Maintenance	383
Modernization	169
Research and Development	8
Information Technology	22
Forest — Renovation	1,499
Safety/Environment	52
Pulp Logistics	690
Horizonte 2	5,366

Total Capital Expenditure Budget	8,189

These investments will be made primarily with earnings retained in the Profit Reserve for Investments amounting to R$830,945 thousand. The difference, in the amount of R$7,358 million, for total investments proposed by Management will be made with own funds (generated from operations during the year) and asset management.

Summary Table of Sources and Uses of Funds

Sources of funds	R$ million

Earnings retention for investments
Balance of profit reserve for investments	806
Earnings retained in 2015	25

Own funds (generated from operations during the year) / Third parties	7,358

TOTAL	8,189

Uses

Investments	8,189

This being the intended proposal, please do not hesitate to cantact the Management if you have any question.

São Paulo, January 27, 2016

MANAGEMENT

EXHIBIT V QUALIFICATIONS OF CANDIDATES FOR THE FISCAL COUNCIL (ITEMS 12.5 TO 12.10 OF EXHIBIT A TO CVM INSTRUCTION 552/2014)

12.5 In relation to each member of the issuer’s fiscal council, indicate in table format:

a. name

b. Date of Birth

c. profession

d. CPF or passport number

e. position held

f. date of election

g. date of investiture

h. term of office

i. other positions held or functions exercised in the issuer

j. whether elected by controlling shareholder or not

k. if independent member and, if positive, the criterion adopted by the issuer to determine independence

l. number of consecutive terms of office

m. information about:

i. main professional experience over the last 5 years, indicating:

•             company name and activity sector

•             title

•             whether the company is part of (i) the issuer’s economic group, or (ii) is controlled by any of the issuer’s shareholder holding direct or indirect interest of 5% or more in any one class or type of the issuer’s securities

ii. indication of all the management positions held in other companies or third sector organizations

n. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in relation to a Brazilian Securities Commission administrative proceeding and the penalties applied

iii. any final and unappealable court decision, at the judicial or administrative levels, that suspended or disqualified him/her from the practice of any professional or commercial activity

In relation to the Company’s management, the item shall not apply, as Management will not be elected at the Annual General Shareholders’ Meeting to be held on April 27, 2016. Also, regarding information below about the dates of election and dates of investiture, it is worth mentioning that these will be subject to approval at the General Shareholders’ Meeting, the installation of the Fiscal Council, determination of the number of members to comprise the Fiscal Council, as well as the election of members of said body. Thus, the Company presents the information required about those appointed to comprise its Fiscal Council:

Name	Tax ID No. (CPF)	Date of Birth	Profession
Mauricio Aquino Halewicz	694.701.200-78	03/27/1973	Accountant

Management body	Elected position held	Other issuer positions held or duties
Fiscal Council	Chairman of the Fiscal Council	N/A

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/27/2016	04/27/2016	Until 2017 Annual General Shareholders’ Meeting (1 year)	Yes

Independent Director	Criteria used to determine Independence	Consecutive terms of office
No	N/A	3

Experience

Education: Mr. Halewicz holds a bachelor’s degree in Accounting from the Federal University of Rio Grande do Sul and Economic Engineering from the Mackenzie Presbyterian University. Mr. Halewicz also holds an MBA in Corporate Finance from the Getúlio Vargas Foundation — FGV, a graduate degree in Economic Engineering from the Mackenzie Presbyterian University and specialization in administration from the University of Virginia (Darden School of Business Administration).

Professional Experience: Mr. Maurício Halewicz has been the Chairman of the Company’s Fiscal Council since April 2013 and was a member of the Audit and Risk Committee between 2009 and April 2013 (the Company operates in the pulp and paper sector). He was also a deputy member of the Board of Directors of Fibria from 2009 to April 2013. Since November 2012 he has been the Chief Financial Officer of Pacific Hydro Energias do Brasil Ltda. (a company operating in the clean energy sector). Previously he held the positions of Investor Relations Officer, Controllership Officer and Corporate Controller of Rede Energia S.A. — under Judicial Reorganization (publicly-held energy corporation). He joined this company in 2005. None of the companies mentioned above (except for the Company) comprise the same economic group of the Company, nor are controlled by Company’s shareholders holding interest of 5% or more of the same class or type of the Company’s securities.

Currently, Mr. Maurício Halewicz is a deputy member of the Fiscal Council and a member of the Audit Committee of Eneva S/A. and chief financial officer of Pacific Hydro Energias do Brasil Ltda.

None of these companies comprise the economic group of Fibria Celulose S.A.

Declaration of any convictions

Mr. Mauricio Aquino Halewicz has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Mauricio Aquino Halewicz declares that he is not considered a Politically Exposed Person, pursuant to applicable rules, since he neither holds, nor held, over the past five years, in Brasil or foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	TAX ID No. (CPF)	Date of Birth	Profession
Geraldo Gianini	531.905.488-20	05/19/1950	Accountant

Management body	Elected position held	Other issuer positions held or duties
Fiscal Council	Deputy member of the Fiscal Council	N/A

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/27/2016	04/27/2016	Until 2017 Annual General Shareholders’ Meeting (1 year)	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	7

Experience

Education: Mr. Gianini holds a bachelor’s degree in Accounting Sciences and a Master’s degree in Accounting Science and Finance from the Pontifical Catholic University of São Paulo — PUCSP.

Professional Experience: Mr. Geraldo Gianini has been a deputy member of Fibria Celulose S.A.’s Fiscal Council since December 2009. In addition, Mr. Geraldo has also been a partner auditor of the audit firm Audibanco Auditores Independentes since 1990. He is also a court expert at the 10th court of federal executions of São Paulo in the court expert sector, a University Professor and Advisor to the Deputy Dean Office of the Pontifical Catholic University of São Paulo.

None of the companies mentioned above, except for the Company, comprise the Company’s economic group, nor are controlled by Company’s shareholders holding direct or indirect interest of 5% or more of the same class or type of the Company’s securities.

Mr. Geraldo Gianini is a member of the Fiscal Council of Hospital Ana Costa S.A. (a company operating in the health sector) and Santos Administração Participações S.A. (an economy and financial consulting firm), and partner auditor at Audibanco Auditores Independentes.

Declaration of any convictions

Mr. Geraldo Gianini has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge even though not under final judgment, (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Geraldo Gianini declares that he is not considered a Politically Exposed Person, according to the applicable regulation, since he neither holds, nor held, over the past five years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	TAX ID No. (CPF)	Date of Birth	Profession
Gilsomar Maia Sebastião	174.189.288-07	12/06/1975	Accountant

Management body	Elected position held	Other issuer positions held or duties
Fiscal Council	Sitting member of the Fiscal Council	N/A

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/27/2016	04/27/2016	Until 2017 Annual General Shareholders’ Meeting (1 year)	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	3

Experience

Education: FIPECAFI — Foundation Institute of Accounting, Actuarial and Financial Research, São Paulo, Brazil — Lato Sensu MBA in Capital Markets, November 2004. Mackenzie Presbyterian University, São Paulo, Brazil — bachelor’s degree in Accounting Science, March 2001.

Professional Experience: Mr. Gilsomar Maia Sebastião has been a sitting member of Fibria’s Fiscal Council since April 2013. He has been also the Chief Financial Officer of TOTVS S.A. (a publicly-held company operating in the computerized systems development), since January 2013, where he also acted as Planning Officer (between 2009 and 2012). TOTVS S.A. does not comprise the Company’s economic group, nor is controlled by Company’s shareholders holding direct or indirect interest of 5% or more of the same class or type of the Company’s securities.

Mr. Gilsomar Maia Sebastião does not hold other positions rather than those described above.

Declaration of any convictions

Mr. Gilsomar Maia Sebastião has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge even though not under final judgment, (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Gilsomar Maia Sebastião declares that he is not considered a Politically Exposed Person, according to the applicable regulation, since he neither holds, nor held, over the past five years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Tax ID No. (CPF)	Date of Birth	Profession
Antônio Felizardo Leocadio	129.803.248-25	11/18/1972	Accountant

Management body	Elected position held	Other issuer positions held or duties
Fiscal Council	Alternate member of the fiscal council	N/A

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/27/2016	04/27/2016	August 2017 (1 year)	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	2

Professional Experience

Education: PUC — Pontifical Catholic University of São Paulo — Master of Accounting and Finance; USP — University of São Paulo — MBA in Capital Markets; Mackenzie University — Accounting Science.

Professional Experience: Mr. Antônio Felizardo Leocario has been an alternate member of the Company’s Fiscal Council since April 2014 (the Company operates in the paper and pulp industry). Mr. Antônio Felizardo Leocadio is the Chief Financial Officer at Gucci Brasil Importação e Exportação Ltda. (a company that operates in the sales of luxury products) since 2012. Before joining the Company, he was Chief Controllership Officer at Walmart Brasil Ltda. (a company that operates in the retail segment) from 2008 to 2012, being responsible for the accounting, controlling and SOX areas.

Except for the Company itself, none of the companies described above is a member of the Company’s economic group, nor is controlled by a shareholder of the Company holding, directly or indirectly, an interest equal to or higher than 5% in the same class or type of security issued by the Company.

Mr. Antônio Felizardo Leocadio holds no management position in any company other than those described above.

Declaration of any convictions

Mr. Antônio Felizardo Leocadio has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge pending final judgment, (ii) conviction in administrative proceedings before CVM pending final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Antônio Felizardo Leocadio declares that he is not considered a Politically Exposed Person under the applicable regulation, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependences, relevant government positions, jobs or functions, as well as his representatives, family members and other close persons.

Name	Tax ID No. (CPF)	Date of Birth	Profession
Antônio Sergio Riede	201.299.809.78	09/11/1956	Manager

Management body	Elected position held	Other issuer positions held or duties
Fiscal Council	Permanent member of the fiscal council	N/A

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/27/2016	04/27/2016	August 2017 (1 year)	No

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	1

Professional Experience

Education: Degree in Social Communication and Journalism from UNICEUB and Master of Business Management from Getúlio Vargas Foundation;

Professional Experience: Mr. Antonio Sergio Riede is a permanent member of the Company’ Fiscal Council (the Company operates in the paper and pulp industry). He built his carrier at Banco do Brasil until his retirement in 2010. Thereafter, he held positions in the fiscal councils of several companies, as chairman of the Fiscal Council of Investimentos e Participações em Infraestrutura S.A — Invespar (a publicly-held company that operates in the infrastructure segment) and of the Company. In addition, he has been Chief Executive Officer at ANABB — Associação Nacional dos Funcionários do Banco do Brasil (association of the Banco do Brasil employees) since 2012.

He was a professor in the graduate degree programs of Getúlio Vargas Foundation and IBMEC in the Business Ethics and Sustainability areas. Except for the Company itself, none of the companies described above is a member of the Company’s economic group, nor is controlled by a shareholder of the Company holding, directly or indirectly, an interest equal to or higher than 5% in the same class or type of security issued by the Company.

Currently Mr. Antônio Felizardo Leocadio is an Executive Director of ANABB — Associação Nacional dos Funcionários do Banco do Brasil.

Declaration of any convictions

Mr. Antônio Sergio Ried Leocadio has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge pending final judgment, (ii) conviction in administrative proceedings before CVM pending final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Antônio Sergio Riede declares that he is not considered a Politically Exposed Person under the applicable regulation, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependencies, relevant government positions, jobs or functions, as well as his representatives, family members and other close persons.

Name	Tax ID No. (CPF)	Date of Birth	Profession
José Ismar Alves Tôrres	186.088.769-49	03/15/1955	Business Manager

Management body	Elected position held	Other issuer positions held or duties
Fiscal Council	Alternate member of the fiscal council	N/A

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/27/2016	04/27/2016	August 2017 (1 year)	No

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	0

Professional Experience

Education: Undergraduate degree in Business Administration (1981) and graduate degree in Basic General Education for Top Executives from University of São Paulo (USP), 1994.

Professional Experience: In the past five years, he held positions as technical advisor for Confederação Nacional das Empress de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização — Cnseg (an insurance industry companies association), from 2008 to 2010, and since 2011 he has also been an executive director at Federação Nacional de Capitalização FenaCap (a civil entity representing special savings companies in the Brazilian territory). Additionally, he is Administrative and Finance Vice-President (since 2014) at CBMA — Centro Brasileiro de Mediação e Arbitragem), a Brazilian arbitration and mediation chamber. None of the companies described above is a member of the Company’s economic group, nor is controlled by a shareholder of the Company holding, directly or indirectly, an interest equal to or higher than 5% in the same class or type of security issued by the Company.

Declaration of any convictions

Mr. José Ismar Alves Tôrres has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge pending final judgment, (ii) conviction in administrative proceedings before CVM pending final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. José Ismar Alves Tôrres declares that he is not considered a Politically Exposed Person under the applicable regulation, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependencies, relevant government positions, jobs or functions, as well as his representatives, family members and other close persons.

12.6        In relation to each of the persons who acted as members of the board of directors or the fiscal council in the previous fiscal year, provide tabulated data showing percentage attendance at meetings held by the respective body in the same period, as of their taking office:

Members of the Fiscal Council	Meetings attended (%)
Antônio Felizardo Leocadio	0%
José Ismar Alves Tôrres	0%
Geraldo Gianni	0%
Gilsomar Maia Sebastião	100%
Maurício Aquino Halewicz	100%
Antônio Sérgio Riede	67%

12.7.                    Provide the information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, finance and compensation committees, even if such committees or structures are not statutory:

Not applicable since the members of the Fiscal Council appointed in this Proposal are not members of any of the Company’s committees.

12.8                       In relation to each of the persons who acted as members of statutory bodies, or of the audit, finance or compensation committees, even if said committees are not statutory, provide tabulated data showing percentage attendance at meetings held by the respective body in the same period, as of their taking office:

Not applicable since the members of the Fiscal Council appointed in this Proposal are not members of any of the Company’s committees.

12.9        Inform the existence of marital, civil partnership or kinship relation to the second degree between:

•                  members of issuer’s senior management

•                  (i) members of issuer’s senior management and (ii) members of senior management of issuer’s directly or indirectly controlled subsidiaries

•                  (i) members of issuer’s senior management and those of its directly or indirectly and controlled subsidiaries and (ii) issuer’s direct and indirect controlling shareholders

•                  (i) members of issuer’s senior management and (ii) members of senior management of issuer’s directly or indirectly controlling companies

There are no marital, civil partnership or kinship relations between (a) members of the company’s senior management; (b) members of the Company’s senior management and those of its directly or indirectly controlled subsidiaries; (c) members of the Company’s senior management or its directly or indirectly controlled subsidiaries, or its direct or indirect controlling shareholders; (d) members of the Company’s senior management or its directly or indirectly controlling companies.

12.10 — Report any relations of subordination, services provided or control in the last three (3) fiscal years between members of issuer’s senior management and: (a) company directly or indirectly controlled by issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital; (b) issuer’s direct or indirect controlling shareholder; and (c) if material, a supplier, client, debtor or creditor of issuer its subsidiary or controlling companies or subsidiaries of any of these persons.

There is not subordination relationship between members of the Fiscal Council and (a) a company directly or indirectly controlled by the Company; (b) a direct or indirect controlling shareholder of the Company; or (c) a vendor, client, debtor or creditor of the Company, its parent company or subsidiaries or subsidiaries of any of the above.

EXHIBIT VI MANAGEMENT’S COMPENSATION (ITEM 13 OF CVM INSTRUCTION 480/2009)

13.1.                    Describe the policy or practice of compensation of the board of directors, statutory and non-statutory board of officers, fiscal council, statutory committees and audit, risk, financial and compensation committees, covering the following aspects

a.                                     objectives of the policy or compensation practice

The compensation policy practiced of the Company for members of the Board of Directors, Statutory and Non-statutory Board of Officers, Fiscal Council, Audit Committee and other advisory committees to the Board of Directors has the following objectives and assumptions:

•                  To attract, retain and motivate directors, providing the necessary conditions for the development and implementation of business strategies of the Company;

•                  To align the interests of managers, shareholders and the Company to create value to Fibria, sustainably;

•                  To motivate and reward individual performance of directors, with a view to achieving financial and strategic targets of the Company;

•                  To reflect the culture and values of the Company: ethics, strength, respect, entrepreneurship and union;

•                  To provide to its managers pay levels competitive with those of selected markets;

•                  To provide an appropriate balance between fixed and variable pay, short and long term, according to the culture of the Company; and

•                  To allow communication between directors, the Company and its employees as to the understanding and implementation of the compensation policy.

The basis of the compensation policy - fixed and variable - are maintained according to market research in companies selected by an independent external company.

b.                                     composition of compensation, stating:

i)                                       description of the compensation elements and objectives of each

Board of Directors

The compensation of the members of the Board of Directors of the Company is composed solely of a monthly fixed compensation. If the member of the Board of Directors also participates in advisory committees, he shall be paid an additional monthly fixed amount consisting of the fixed compensation of the Board of Directors, as provided for in item 13.2 hereof under section “compensation for participation in committees” — in line with the segregation established by CVM Instruction 480/09.

Only the Chairman of the Board of Directors receives the direct and indirect benefit of medical care. Other members are not eligible for the benefit of medical care. This practice, adopted for the years 2013, 2014 and 2015, is also expected to be used in the financial year 2016.

It must be said that, in the last three financial years, a member of the Company’s Board of Directors appointed by the shareholder BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), a signatory to the Company’s Shareholders Agreement entered into on October 29, 2009, as amended on October 29, 2014, shall receive no payment for holding such position, because he waived the right to receive his compensation. Other members of the Board of Directors, including those appointed by Votorantim S.A., also a signatory to such Shareholders Agreement, who initially waived the right to compensation as a member of the Board of Directors, started to receive it as from May 2013.

It should also be noticed that, for members of the Board of Directors, there is no policy or practice of variable compensation or share-based compensation, whether for years 2013, 2014, and 2015, or regarding the forecasts for year 2016.

The amount of the fixed compensation of the Board of Directors is set based on a market research conducted by an external, independent company, which parameters are companies of the same size of the Company, operating in Brazil, Europe and the United States. After the definition of the global compensation amounts by the General Shareholders’ Meeting, the individual compensation policy and the amount assigned to each member of the Board of Directors are established and approved at a meeting of said body.

The fixed compensation of the Board of Directors mentioned above has the purpose of properly compensating directors for exercising the functions assigned to them, and the additional benefit granted to the Chairman of the Board of Directors is paid as a consideration for the additional functions assigned to him.

Statutory and Non-statutory Board of Officers

The total compensation of the Statutory and Non-statutory Board of Officers of the Company consists of the following elements:

•                                         Monthly Fixed Compensation: aims to recognize and reflect the value of the position internally and externally (market), as well as individual performance, experience, training and executive knowledge (for more information, see item 13.1 b III, Fixed Compensation).

•                                         Benefits: aims to complement the official social security benefits and offer greater security to Statutory and Non-statutory Board of Officers, allowing them to keep the focus on the performance of their functions. The benefits granted are: medical care, dental care, group life insurance, car (a benefit excluded in May 2015), supplementary pension plan, holidays, 13th salary, FGTS, Social Security, post employment and post termination of tenure. The benefits aim to ensure the competitiveness of compensation practices in order to attract and retain quality staff in key positions (for more information, see item 13.1 b III, Benefits). There is no other benefit than those described in this paragraph.

•                                         Variable Compensation: aims to reward to achievement and overcoming of individual and Company goals, aligned to the budget, strategic planning and market (for more information, see item 13.1 b III, Variable Compensation and Synergies Awards). The Variable Compensation consists of: Long Term Incentives Plan; Termination Bonus, Invested Variable Compensation; Deferred Bonus and any special awards.

(i)                                    Long Term Incentives Plan: aims to improve levels of retention of key executives and align their interests with those of shareholders, creating value through consistent and long term results. Below is a description of the Long Term Incentives Plan of the Company: (a) Long Term Incentives Plan based on the concept of phantom stock options (“Phantom Stock Options”), which consisted of the grant of a financial award to the Statutory and Non-Statutory Board of Officers of the Company denominated “option”, without the physical delivery of shares, based on the appreciation of the Company over the long term, measured by the variation of Fibria shares value in stock exchanges. Such Phantom Stock Options were effective until December 31, 2013; thereafter only options acquired during their effectiveness and not exercised by the Company’s officers were and shall be honored by the Company; and (b) General Plan for Granting of Stock Options of Fibra Celulose S.A.(2) (“Option Plan”) approved by the General Shareholders Meeting of the Company held on April 25, 2014, to which members of the Statutory and Non-Statutory Board of Officers of the Company and management members are eligible, subject to appointment and approval by the Board of Directors. Through the Stock Options Plan, the beneficiaries shall elect to acquire shares of the Company and actually become shareholders, sharing the business achievements resulting from appreciation of its shares, as well as the risks inherent to the capital markets. The expected results are a better alignment between managers that are beneficiaries of the Stock Options Plan and the shareholders, long term behavior and

(2)  The Company completed this item 13 of the Reference Form based on CVM regulation and the accounting rules applicable to the matter. It is worth noting, however, that, taking into account its Share Option Plan characteristics, amounts related to share-based compensation shall not be deemed as “compensation” for labor, tax and social security purposes. For accounting purposes, such as provided for in the Standard No. 10 issued by the Accounting Standard Committee (CPC 10), amounts related to share option plans granted to the Company’s employees are accounted for as share-based payment, and shall be registered in the financial statements accordingly.

vision, and creation of value to the Company (for more information, see item 13.1 b III, Long Term Incentives Plan). The Stock Options Plan may be extinguished at any time by resolution of the General Shareholders Meeting, and its effects shall be retroactive to its approval. The end of the effectiveness of the Stock Options Plan shall not affect the effectiveness and validity of the awards granted until then, and which may still be in force under the terms thereof.

(ii)                                 Termination Bonus: The Officers are eligible to a bonus for termination. However, on the date hereof, there is no contractual agreement providing a termination bonus for the Board of Officers (for more information, see item 13.1 b III, Termination Bonus)

(iii)                              Invested Variable Compensation: such program considers the option of the Statutory and Non-Statutory Board of Officers to elect, individually and voluntarily, to invest part of the variable compensation in the Company for a period of two years, it being understood that, upon receipt of such invested amount, the increase in the company value, measured by its share value during the period of two years, shall be taken into account.

(iv)                             Deferred Bonus: a bonus to be paid in Reais only to Non-Statutory Officers as a retention plan, conditioned upon their remaining in the Company for a minimum period of three years, provided that at the moment of the receipt of such amount shall be considered the variation of Company’s shares in the period.

The Board of Directors may also grant or establish extraordinary awards for Statutory and Non-statutory Officers, in terms of specific goals relating to major projects or certain events. Variable compensation of this type is reported in this Form in section 13.2. (c) “i” in the category “other”.

Based on the assumptions listed above, the Company regularly participates in researches on total compensation for executives, conducted by specialized external consultants, and uses the results of these surveys to level the reimbursement paid to its Officers (compensations, fees and benefits) to the average compensation paid by the market. The direct compensation (variable compensation and long-term incentives), considering the statistical measures used in preparing the compensation policy for consulting firms to pay evenly with the market the compensation of executives of a particular company to be compared with, according to the result obtained in these studies, is equal to 75% of the total compensation amount received by the Officers. It should be mentioned that the payment of variable short- and long-term compensation in line with the third quartile of the market is subject to overcoming the goals provided for in the business plan of the Company in performance level 400, the ruler used by the company that goes from 100 to 500 for evaluation of the goals contracted for the payment of variable compensation for the financial year. The performance level 400 corresponds to the average between the goal target to be achieved and the goal of overcoming the most outstanding performance.

The panel of researched companies that form the basis of the market for the Company is selected taking into account one or more of the following:

•                                         Size (revenues) similar to the Company;

•                                         Industries from different sectors, but mainly commodities producers;

•                                         National capital companies and subsidiaries of foreign companies leaders in their respective business segments, and

•                                         Compensation practices consistent and recognized in the market.

Fiscal Council

The Company’s Fiscal Council for the years 2013, 2014 and 2015, had their compensation based only on monthly fixed compensation and no direct or indirect benefit.

The monthly compensation of the Fiscal Council, as provided for in § 3 of article 162 of Law 6404/76, is established in an amount equivalent to at least 10% of the average monthly compensation of each Officer of the Company, not including benefits, allowances and profit sharing.

By reason of his duties to prepare and chair Fiscal Council meetings, the compensation of the Fiscal Council chairman is about 45% higher than that received by other members, according to a market survey requested by the Company to a company specializing in compensation so as to compare the compensation of the Fiscal Council chairman to that received by his peers in other companies. The Company’s policy states that the compensation of the Fiscal Council chairman should not exceed 20% of the average monthly compensation of other Officers.

Any type of variable compensation, post-employment benefits, benefits motivated by the termination of tenure, or share-based compensation was not provided for in the compensation policy for the Fiscal Council for financial years of 2013, 2014, and 2015, and it is not expected for year 2016.

Risk and Audit Committee

The Company’s Risk and Audit Committee was extinguished in April 2013 due to the creation and establishment of the Statutory Audit Committee. For that reason, the Risk and Audit Committee members received their compensation only until April 2013, inclusive.

The Committee members received only a fixed compensation, with no direct or indirect benefits.

Such compensation was established based on data from a survey conducted by a company specialized in compensation, so as to bring compensation of members of the Committee in line with market practice. In the year 2013 only the Committee coordinator had a different compensation from his peers, in view of the level of responsibility and duties conferred upon him. Accordingly, he received a fixed monthly amount 50% higher than that attributable to other members of the Committee.

Variable compensation, direct, indirect, or post-employment benefits, benefits motivated by the termination of tenure, or share-based compensation, were not part of the compensation policy of the Risk and Audit Committee for the financial year 2013, and there is no such provision for the year 2013.

Finance Committee

It is composed only of Fibria executives, members of the Board of Directors and other members appointed by the shareholders. All members of the Finance Committee started to receive, as from May 2013, their compensation only based on monthly fixed compensation, without any direct or indirect benefit.

Personnel and Compensation Committee

Members of the Personnel and Compensation Committee are only entitled to a monthly fixed compensation, and no direct or indirect benefit, established according to comparison with its pairs in the market, based on a research conducted by a company specialized in compensation. The compensation policy for the Personnel and Compensation Committee for the years 2013, 2014 and 2015 does not include, and is not expected to include in the year 2016, any kind of variable compensation, post-employment benefits or benefits due to termination of tenure, or compensation based on the share value of the Company.

Three out of the five members of the Personnel and Compensation Committee have been receiving compensation since May 2013. The other members of the Committee do not receive compensation.

A member of this Committee, who is also a permanent member of the Board of Directors, receives an additional fixed monthly fee, which is part of the fixed annual compensation of the Board of Directors, under the heading “compensation for participation in committees” - following the segregation determined by CVM Instruction 480 -, as previously mentioned in item 13.1.b.i - Board of Directors.

Sustainability Committee

The members of the Sustainability Committee are entitled to a yearly fixed compensation, established with the help of a company specialized in the pay of talkers or teachers per work day. Additionally, no direct or indirect benefit is granted to members of this Committee. The compensation policy for the Sustainability Committee for the years 2013, 2014 and 2015 does not include, and is not expected to include for the year 2016, any kind of variable compensation, post-employment benefits or benefits due to termination of tenure, or compensation based on the share value of the Company.

The compensation of the members of this Committee is set at an annual amount that was established taking into account a forecast of three meetings to be held throughout the year. However, this value does not change if during the years there is a greater or lesser number of meetings.

Only four out of the eight members of the Sustainability Committee receive compensation.

Innovation Committee

The members of the Innovation Committee are entitled to a fixed monthly compensation with no direct or indirect benefits. Such compensation is established according to the comparison with peers on the market, as per a survey conducted by a company specializing in compensation.

Four out of the seven members of the Innovation Committee have been receiving compensation since May 2013.

The members of this Committee who are also members of the Board of Directors receive an additional monthly fixed amount that is part of the annual fixed compensation received by the Board of Directors and registered in “Compensation for participation in Committees” — according to CVM Instruction 480 — as mentioned in item 13.1.b.i hereof — Board of Directors.

Statutory Audit Committee — CAE

The creation of the Statutory Audit Committee was approved by the Annual and Special Shareholders Meeting held on April 26, 2013, and its members were elected by the Board of Directors at a meeting held on May 26, 2013. The Statutory Audit Committee members are entitled to a monthly fixed compensation with no direct or indirect benefit, which is established by comparison with its market peers, as per a survey conducted by a company specialized in compensation.

The compensation policy for the Statutory Audit Committee for the years 2013, 2014 and 2015 does not include, and is not expected to include for the year 2016, any kind of variable compensation, post-employment benefits or benefits due to termination of tenure, or compensation based on the share value of the Company.

ii)                                   proportion of each element in total compensation

Financial Year 2015

Compensation Elements	Board of Directors	Fiscal Council	Statutory Board of Officers	Non- statutory Board of Officers	Personnel Committee	Finance Committee	Sustainability Committee	Innovation Committee	Statutory Audit Committee
Fixed Compensation	100%	100%	12%	37%	100%	100%	100%	100%	100%
Benefits (1)	0%	0%	2%	11%	0%	0%	0%	0%	0%
Variable Compensation (2) (3)	0%	0%	61%	31%	0%	0%	0%	0%	0%
Long Term Incentive Plan (4)	0%	0%	25%	21%	0%	0%	0%	0%	0%
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%

Legend:

(1)             Benefits included here, as of right:

a.                  Medical and/or dental care

b.                 Life insurance

c.                  Vehicle and its expenses until May 2015

d.                 Private Pensions

e.                  Vacations, 13th salary, FGTS, Social Security

f.                   Post-employment

g.                  Termination of exercise of office

(2)             The Variable Compensation comprises the elements described in item 13.b.i above. The amount for the variable compensation reported herein refers to the amount recognized for the year 2015, and paid on February 28, 2016.

(3)             The amount for the long term incentives plan compensation takes into account the grants of phantom stock options outstanding in the year 2015, and also the options granted under the Stock Options Plan in 2015.

Note:

The amounts referring to benefits granted to the Chairman of the Board of Directors were not taken into account for the purposes of the table referred to above, given that these amounts are insignificant when compared to the total amount of compensation of the members of the Board of Directors.

Fiscal Year 2014

Compensation Elements	Board of Directors	Fiscal Council	Statutory Board of Officers	Non- Statutory Board of Officers	Personnel Committee	Finance Committee	Sustainability Committee	Innovation Committee	Audit/Statutory Committee
Fixed Compensation	100%	100%	15%	40%	100%	100%	100%	100%	100%
Benefits (1)	0%	0%	7%	13%	0%	0%	0%	0%	0%
Variable Compensation (2) (3)	0%	0%	61%	47%	0%	0%	0%	0%	0%
Long Term Incentive Plan (4)	0%	0%	17%	0%	0%	0%	0%	0%	0%
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%

Legend:

(1)             Benefits included here, as of right:

a.                  Medical and/or dental care

b.                 Life insurance

c.                  Vehicle and its expenses

d.                 Private Pensions

e.                  Vacations, 13th salary, FGTS, Social Security

f.                   Post-employment

g.                  Termination of exercise of office

(2)             Variable Compensation comprises the elements described in item 13.b.i. above.

(3)             The amount of variable compensation informed herein refers to the amount recognized in the fiscal year 2014 and paid on February 27, 2015.

(4)             The amount of compensation under the long-term incentive plan takes into account the granting of phantom stock options outstanding in the fiscal year 2014 and the granting of options under the Stock Options Plan for 2014.

Note:

The amounts referring to benefits granted to the Chairman of the Board of Directors were not taken into account for the purposes of the table referred to above, given that these amounts are insignificant when compared to the total amount of compensation of the members of the Board of Directors.

Fiscal Year 2013

Compensation Elements	Board of Directors	Fiscal Council	Statutory Board of Officers	Non- Statutory Board of Officers	Audit/Risk Committee (4)	Personnel Committee	Finance Committee	Sustainability Committee	Innovation Committee	Audit/Statutory Committee
Fixed Compensation	100%	100%	20%	53%	100%	100%	100%	100%	100%	100%
Benefits (1)	0%	0%	13%	14%	0%	0%	0%	0%	0%	0%
Variable Compensation (2)	0%	0%	32%	26%	0%	0%	0%	0%	0%	0%
Long-Term Incentive Plan (3)	0%	0%	35%	7%	0%	0%	0%	0%	0%	0%
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Legend:

(1)             Benefits included here, as of right:

a.                  Medical and/or dental care

b.                 Life insurance

c.                  Vehicle and its expenses

d.                 Private Pensions

e.                  Vacations, 13th salary, FGTS, Social Security

f.                   Post-employment

g.                  Termination of exercise of office

(2)             The amount of variable compensation informed herein refers to the amount recognized in the fiscal year 2013 and paid on February 28, 2014.

(3)             In the fiscal year 2013, as detailed in note 29 to the standardized financial statements for 2013, the fair value of options as of December 31, 2013, was R$27.90. Additionally, as mentioned in 13.1(b) (iii) — long-term incentives, only the members of the Statutory

Board os Officers and Non-Statutory Board of Officersare eligible for this compensation.

(4)             The Audit and Risk Committee was extinguished in April 2013 due to the creation and establishment of the Statutory Audit Committee. For this reason, the members of the Audit and Risk Committee were remunerated until and including April 2013 only.

Note:

The amounts referring to benefits granted to the Chairman of the Board of Directors were not taken into account for the purposes of the table referred to above, given that these amounts are insignificant when compared to the total amount of compensation to the members of the Board of Directors

iii)                               calculation and adjustment methodology for each compensation element

Fixed Compensation

Fixed compensation is calculated and adjusted by considering the following parameters:

•                       Market data for similar responsibility roles obtained through salary surveys and considering the positioning strategy of the Company for fixed compensation (average);

•                       Value of the position internally, i.e., in face of positions of other areas (internal equity);

•                       Individual performance according to the evaluation system adopted by the Company;

•                       Experience and maturity of executive in the function; and

•                       Other possible factors such as high potential executives for succession, risk retention, specific skills and expertise scarce in the market.

Market data were obtained through salary surveys conducted by a company specializing in compensation and engaged by the Company. The study considered a group of relevant companies comparable to the Company in terms of size, sector and origin of capital.

Benefits

The benefits are determined and adjusted based on market practice and according to the positioning desired by the Company (average). Market data were collected through salary surveys conducted by a company specializing in compensation and engaged by the Company. The study considered a group of relevant companies with comparable size, sector and origin of capital.

Variable Compensation

The Variable Compensation of the Statutory and Non-statutory Board of Officers is based on the concept of profit sharing, in which there is a goal of target award (“target” or “goal 300”), established in multiple salaries and based on the Company’s compensation philosophy, which are associated to pre-set goals. The so-called “goal 500” is the “stretch” or “overcoming” goal, and results in an award 50% higher than the target award (goal 300 or “target”). The goals are set for financial and strategic indicators weighted in the categories of: (i) company, (ii) area, and (iii) individual. The indicators are reviewed annually in accordance with the Company’s business strategies. For 2013, 2014 and 2015, the CVA (Cash Value Added) and FCF (Free Cash Flow) were defined as financial metrics. The financial goals are based on the budget approved by the Board of Directors. At the end of the financial year the achievement of goals is evaluated and the resulting awards are calculated through an average additive formula. The final award can range from 0 to 150% of target awards (“target”). The award is paid in the month of February following the financial year used as a basis for evaluating the results. This program was reviewed and approved by the Board of Directors in February 2012.

Invested Variable Compensation

This program considers the possibility of the Statutory Board of Officers and Non-Statutory Board of Officers to individually and spontaneously opt to invest a portion of the Variable Compensation after two years, and the increase in the value of the Company, measured as the value of its shares for the period of two years, will be taken into account when such amount is received.

Synergies Award

With respect to the award for the obtaining of synergies in the Votorantim Celulose e Papel S.A. (“VCP”) (former trade name of the Company) and Aracruz Celulose S.A. (“Aracruz”) integration process to create Fibria, although no longer in force as of the date of this Reference Form, the Synergy Award had been paid until 2014.

Long Term Incentives

Phantom Stock Options: financial award based on the future and potential appreciation of shares (without physical delivery of shares)

Only Statutory and Non-Statutory Board of Officers were eligible for Phantom Stock Options, which had remained in force until December 31, 2013. After this date, only options acquired during the effectiveness of the plan and not exercised by the Statutory and Non-Statutory Board of Officers of the Company have been and will be honored by the Company.

Phantom Stock Options were based on the granting of a future financial award opportunity called “option”(3), based on the appreciation of the Company in the long run, as measured by the variation of Fibria shares on the stock exchange between the dates of granting and exercise of the option. Under the Phantom

(3)  Option”, as provided for herein, for the purposes of phantom stock options, is a mere right to long-term compensation and it should not be mistaken with stock option, under the Option Plan.

Stock Options plan, yearly the Board of Directors, advised by the Personnel and Compensation Committee, could create new licenses of the plan (“programs”), classifying the eligible Statutory and Non-Statutory Board of Officers, the number of options granted and the amounts involved. The price per share for the purpose of calculating the plan was initially based on the average price per share in the six months prior to the date of calculation and was subsequently revised and approved in February 2012, and was then on based on the average price per share on the stock exchange in the three months prior to the date of grant. To exercise their options, the executive should respect a grace period of three years, during which it should remain in the Company. Exceptionally, the first grant called program 2009 had the grace period escalated, having acquired the right to exercise in 1/3 per year from 2010. In case of termination during the grace period, special rules should apply to the options, depending on the situation. After the grace period, the executive would have another five years to exercise his/her options. All options not exercised within this period would expire. The potential gain of the executive would be the difference between the average share price in the three months preceding the financial year date and the financial year value, multiplied by the number of options granted. At each grant the Board of Directors would establish a minimum goal of share valorization, below which there would be no awards. The maximum award is limited to two times the target award (“target”), pursuant to the Company’s compensation strategy.

Stock Option Plan approved at the Special Shareholders Meeting held on April 25, 2014.

Potential beneficiaries of the Stock Options Plan are the members of the Statutory Board and Non-Statutory Board of Officers and executives holding management offices.

The Stock Options Plan is managed by the Board of Directors of the Company, which has, within the limits established at the Shareholders Meeting, powers to take all the required and appropriate measures to manage the Stock Options Plan, including: (a) to grant options and apply specific rules to each granting, subject to the terms of this Stock Options Plan; (b) to elect Stock Options Plan Beneficiaries and authorize the granting of stock options in their benefit, establishing all the conditions for the options to be granted, as well as changing these conditions, when required, so as to adjust the options to the terms of the supervening law, rule or regulations; and (c) to issue new shares of the Company within the limit of authorized capital and/or dispose of treasury shares, so as to satisfy the exercise of the stock options granted under the Stock Options Plan.

Stock options granted under the Stock Options Plan may confer acquisition rights over a number of shares not exceeding 1.5% of the shares issued by the Company, provided that the total shares that were issued or that may be issued under the Stock Options Plan are always within the limit of authorized capital of the Company.

Shares corresponding to options that are cancelled, forefeited, expired or lapsed, for any reason, will be computed for the purposes of the limit set forth in the paragraph referred to above and, therefore, will be again made available for granting under the Stock Options Plan.

It will be incumbent upon the Board of Directors to establish the price of exercise of the options granted under the Stock Options Plan, respecting the average price weighted by the volume of shares of the Company over the last 90 days immediately prior to the date of granting of the option, which may be annually adjusted by the Board of Directors in line with the Company’s strategic plan.

The Board of Directors may impose terms and/or conditions precedent on the exercise of each option, and, with due regard for the minimum clauses established in the Stock Options Plan, impose restrictions on the transfer of shares acquired through the exercise of the option, as well as reserving repurchase options or preemptive rights for the Company in the event that the Beneficiary disposes of these shares until the end of the term and/or compliance with the aforesaid terms and conditions precedent established.

The exercise of the option granted under this Stock Options Plan will be subject to compliance with a grace period of at least 36 months counted as from the date of granting. The options may be exercised within 36 months counted as from the date of termination of the grace period and will forefeit after this date.

Termination Bonus

Statutory Board of Officers are eligible for a bonus for termination, ratified in contract at the integration between Aracruz and then VCP. However, as of the date of this Reference Form, there is not any contractual arrangement that provides for a Termination Bonus.

iv)                                reasons for the composition of compensation

Compensation of the Board of Directors

Regarding the compensation of the members of the Board of Directors, the main objective is to attract Directors with adequate reputations and profiles, giving them the necessary conditions for the performance of their duties.

Compensation of Statutory and Non-statutory Board of Officers

The composition of the compensation of the Statutory and Non-statutory Board of Officers, both the elements that compose and on the weight of each element, reflects:

•                  The competitiveness with the practice of a market comprised of selected companies, which will allow us to attract and retain executives with the required skills;

•                  The possibility to associate a significant portion of total compensation to the Company’s results;

•                  The search for a balance among the different parcels of compensation that will encourage the generation of results in short, medium and long term, within moderate levels of risk, and

•                  The possibility to balance the variable compensation of short and long term, aiming at generating annual results that will result in sustainable value creation for shareholders.

Compensation of the Fiscal Council

The compensation paid to Fiscal Council members is intended to attract Directors holding the appropriate reputation and profile, granting them the conditions required for the performance of their duties, with due regard for the limits defined by the regulations in effect.

Compensation of Committees

The compensation paid to Committees members is intended to attract members holding appropriate the reputation and profile, granting them the conditions required for the performance of their duties.

iv) the existence of members not receiving compensation from the issuer and the corresponding reason

Only one member of the Company’s Board of Directors does not receive compensation. Such member was appointed by the shareholder BNDESPAR, and waived the right to receive his respective compensation as a member of the Board of Directors.

c.                                      key performance indicators that are taken into account in determining each element of compensation

In the case of Statutory and Non-statutory Board of Officers:

•                  The fixed compensation is adjusted annually based on market research, Company results and individual performance, the latter referenced on specific goals;

•                  The annual variable compensation depends on financial and strategic indicators, set each year by the Board of Directors, according to the Company’s business plan. For the financial years of 2013, 2014, 2015 and as estimated for 2016, the corporate indicators (not individual) established are Cash Value Added, Discounted Cash Flow, Synergy and Occupational Safety;

•                  The new Long Term Incentives plan is directly related to the share price of the Company, i.e., its market value.

•                  The invested variable compensation plan is directly related to the evolution of the share value of the Company.

Members of the Board of Directors are eligible only to the fixed compensation, according to the market practice, not subject to the performance indicators. The rationale for this model is:

•                  Members of the Board of Directors need to independently analyze the proposals of the Board of Officers. Thus, pay systems that may generate conflicts of interests are avoided, and

•                  Members of the Board of Directors are professionals with vast experience and reputation in the market, with a history of professional success.

Members of the Fiscal Council and of Committees are also eligible only to fixed compensation, hence with no effect from performance indicators, which are incompatible with the functions of that body.

d.                                     how compensation is structured to reflect the evolution of performance indicators

In the case of the Statutory and Non-statutory Board of Officers:

•                  The fixed compensation is adjusted annually based on market research, Company results and individual performance, the latter based on specific goals;

•                  As detailed in item 13.1.b, the variable compensation of the Statutory and Non-statutory Board of Officers is based on the concept of profit sharing, in which there is a goal of target award (“target”), established in multiple salaries and based on the Company’s compensation philosophy, which are associated to pre-set goals. The goals are set for financial and strategic indicators weighted in the categories: (i) company, (ii) area, and (iii) individual. For each indicator there is a range of targets, which is correlated to a range of awards. The central point of the range (“goal 300”) corresponds to the target award (“target”), which is paid in case the full range (100% of the targets). If the targets are exceeded, the prize grows to the limit of 150% of the target (“goal 500” or “stretch”). There is a tolerance range below the targets, to a minimum (“100 goal”), below which there is no award;

•                  The Long Term Incentives plan is directly related to the share price of the Company, i.e., its market value, and

•                  The invested variable compensation plan is directly related to the evolution of the share value of the Company.

Members of the Board of Directors, Fiscal Council and the Committees are eligible only to the fixed compensation, hence with no effect of performance indicators.

e.                                      how the compensation practice or policy aligns the interests of the issuer of short, medium and long term

The Company’s compensation strategy aims to attract, retain and motivate qualified professionals for the creation and implementation of business strategies adopted by the shareholders, resulting in the creation of sustainable value. The mechanics of the annual variable payment plan links the awards to financial metrics for growth, results and value of short and medium term (CVA and FCL). The Phantom Stock Options plan consists of a cash prize based on the valuation of the Company according to the change in the price of its shares on the stock market, and after a predetermined time. Although this plan does not provide for effective negotiation of shares, it links the compensation to the future growth of the market value of the Company, i.e., the valuation of shares in long term. This, in turn, depends directly on the growth and sustainability of the annual results achieved, among other factors. The Options Plan, on the other hand, is based on the concept of share options, so it is directly linked to the growth of the market value of the Company, i.e., to the appreciation of shares in the long run.

Thus, the compensation policy described in item 13.1 of the reference form is intended to encourage employees to seek the best return on investments and projects developed by the Company by aligning employee interests with the Company’s interest. In the short term, the Company seeks to align interests through salary and benefits package consistent with market levels. In the medium term, through the payment of bonuses and participation in the results of the Company to certain employees, seeking to reward achievement and overcoming individual and Company goals, aligned to the budget, strategic planning, market and achieving synergies in the integration process of VCP and Aracruz. Finally, in the long term, the alignment of interests will take place through the growth of the market value of the Company, i.e., through the appreciation of shares in the long run.

f.                                       existence of compensation supported by subsidiaries, direct or indirect controller or controlled companies

There was no record of compensation payment supported by subsidiaries, controlled companies or by direct or indirect controllers of the Company in 2013, 2014 and 2015.

g.                                     existence of any compensation or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the issuer

The agreement entered into between the Company and the directors does not establish compensation or benefits associated with corporate events. However, according to the Company’s compensation policy, the Board of Directors may, by donation, approve awards, if this is deemed applicable.

13.2.                    Regarding the compensation recognized in the result of past 3 financial years and planned for the current fiscal year by the board of directors, the statutory board of officers and fiscal council, prepare a table with the following content

a.                                     body

b.                                     total number of members

c.                                      number of remunerated members

d.                                     compensation separated as:

i.                                        fixed annual compensation, separated as:

•                                         salary or pro-labore

•                                         direct and Indirect Benefits

•                                         compensation for participation in committees

•                                         others

ii.                                    variable compensation, separated as:

•                                         bonus

•                                         profit sharing

•                                         compensation for attending meetings

•                                         commissions

•                                         others

iii.                                post-employment benefits

iv.                                 benefits motivated by the cessation of tenure

v.                                     share-based compensation, including options

Total compensation of the board of directors, statutory board of officers and fiscal council in 2013

	Board of Directors	Statutory Board of Officers	Fiscal council	Total
Total number of members	9.00	11.08	3.00	23.08
Number of members receiving compensation	7.00	11.08	3.00	21.08
Fixed Annual Compensation	3,596,019.73	9,372,401.32	424,186.64	13,392,607.69
Base Salary (“Fixed”)	3,287,756.61	6,554,694.00	424,186.64	10,266,637.25
Direct and Indirect Benefits	16,263.12	2,706,399.72	—	2,722,662.84
Compensation for Committees	292,000.00	—	—	292,000.00
Other (d.i.)	—	111,307.60	—	111,307.60
Annual Variable Compensation	—	16,903,723.23	—	16,903,723.23
Bonus (“Variable Compensation”)	—	16,903,723.23	—	16,903,723.23
Profit Sharing	—	—	—	—
Compensation for attending meetings	—	—	—	—
Commissions	—	—	—	—
Other (d.i.)	—	—	—	—
Post-employment benefits	9,558.00	11,372.36	—	20,930.36
Benefits from termination of tenure	—	1,586,981.23	—	1,586,981.23
Share-based compensation	—	5,424,743.93	—	5,424,743.93
Total	3,605,577.73	33,299,222.07	424,186.64	37,328,986.44

Note:

Bonus (“Variable Compensation”): Refers to variable pay and synergies obtained during the process integration of Votorantim Celulose e Papel S.A. (“VCP”) and Aracruz Celulose S.A. (“Aracruz”).

Post-employment benefits: Refers to the extension of medical assistance to a former member of the Board of Directors who receives monthly compensation.

Benefits of termination of tenure: Refers to the amounts of termination plus FGTS benefits.

Share-based compensation: Refers to the recognized amounts of the 2013 grants still based on the phantom stock options concept.

Total number of members: Total number of members corresponding to an annual average of the number of each body calculated monthly on a consolidated basis, considering the Company and its subsidiaries.

Number of members receiving compensation: Number of officers and directors assigned compensation recognized in income for the year, corresponding to the annual average number of members of each body receiving compensation, calculated on a monthly and consolidated basis, considering the Company and its subsidiaries.

Total compensation: Information in the table above is shown on a consolidated basis, considering the Company and its subsidiaries;

Contributions to INSS: As the Company is subjected to the tax ruling of Law no. 12.546/2011, which deals with fiscal exemption of payrolls, the payment of the social security charges by the Company is held in a global manner, based on a percentage of the gross revenue, independently of the quantity of employees or the individuals’ compensation amount. In this way, it is not possible to individualize the social security charges recognized in the Company’s result, related to the compensation of the Board of directors, Board of Officers and Fiscal Council. For this reason, the items “d.i” and “d.ii” are not filled.

Total compensation of the board of directors, statutory board of officers and fiscal council estimated for 2014

	Board of Directors	Statutory Board of officers	Fiscal council	Total
Total number of members	9.00	11.00	3.00	23.00
Number of members receiving compensation	8.00	11.00	3.00	22.00
Fixed Annual Compensation	4,202,841.54	9,847,904.30	456,000.00	14,506,745.84
Base Salary (“Fixed”)	4,184,105.82	6,812,435.65	456,000.00	11,452,541.47
Direct and Indirect Benefits	18,735.72	2,917,654.14	—	2,936,389.86
Compensation for Committees	—	—	—	—
Other (d.i)	—	117,814.51	—	117,814.51
Annual Variable Compensation	—	27,966,229.60	—	27,966,229.60
Bonus (“Variable Compensation”)	—	27,966,229.60	—	27,966,229.60
Profit Sharing	—	—	—	—
Compensation for attending meetings	—	—	—	—
Commissions	—	—	—	—
Other (d.ii)	—	—	—	—
Post-employment benefits	—	—	—	—
Benefits from termination of tenure	—	—	—	—
Share-based compensation	—	7,933,862.47	—	7,933,862.47
Total	4,202,841.54	45,747,996.37	456,000.00	50,406,837.91

Note:

Bonus (“Variable Compensation”): Refers to variable pay and synergies obtained during the integration of VCP and Aracruz.

Share-based compensation: Refers to the amounts granted in 2014 based on phantom stock options and Options Plan. The Company understands that the amounts included in this item should not be considered as compensation, since the shares are acquired by its employees. Thus, the inclusion of such amounts is only intended to meet a CVM requirement and it should not be considered for labor, tax, and social security purposes.

Total number of members: Total number of members corresponding to an annual average number of each body calculated on a monthly and consolidated basis, considering the Company and its subsidiaries.

Number of members receiving compensation: Number of officers and directors assigned compensation recognized in income for the year, corresponding to the annual average number of members of each body receiving compensation, calculated on a monthly and consolidated basis, considering the Company and its subsidiaries.

Total compensation: Information in the table above is shown on a consolidated basis, considering the Company and its subsidiaries.

Contributions to INSS: As the Company is subjected to the tax ruling of Law no. 12.546/2011, which deals with fiscal exemption of payrolls, the payment of the social security charges by the Company is held in a global manner, based on a percentage of the gross revenue, independently of the quantity of employees or the individuals’ compensation amount. In this way, it is not possible to individualize the social security charges recognized in the Company’s result, related to the compensation of the Board of directors, Board of Officers and Fiscal Council. For this reason, the items “d.i” and “d.ii” are not filled.

Total compensation of the board of directors, statutory board of officers and fiscal council estimated for 2015

	Board of Directors	Statutory Board of officers	Fiscal council	Total
Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	8.00	6.00	3.00	17.00
Fixed Annual Compensation	4,370,301.76	8,563,375.07	456,000.00	13,389,676.83
Base Salary (“Fixed”)	4,351,000.00	7,351,399.64	456,000.00	12,158,399.64
Direct and Indirect Benefits	19,301.76	1,211,975.43	—	1,231,277.19
Compensation for Committees	—	—	—	—
Other (d.i)	—	—	—	—
Annual Variable Compensation	—	38,910,863.78	—	38,910,863.78
Bonus (“Variable Compensation”)	—	38,910,863.78	—	38,910,863.78
Profit Sharing	—	—	—	—
Compensation for attending meetings	—	—	—	—
Commissions	—	—	—	—
Other (d.ii)	—	—	—	—
Post-employment benefits	—	—	—	—
Benefits from termination of tenure	—	—	—	—
Share-based compensation	—	15,931,003.04	—	15,931,003.04
Total	4,370,301.76	63,405,241.89	456,000.00	68,231,543.65

Note:

Total number of members: Total number of members corresponding to the annual average number of each body, calculated on a monthly basis.

Number of members receiving compensation: Number of officers and directors assigned compensation recognized in income for the year, corresponding to the annual average number of members of each body receiving compensation, calculated on a monthly basis.

Share-based compensation: Refers to an estimate for the current year based on the Phantom Stock Options and Options Plan. The Company understands that the amounts included in this item should not be considered as compensation, since the shares are acquired by its employees. Thus, the inclusion of such amounts is only intended to meet a CVM requirement and it should not be considered for labor, tax, and social security purposes.

Total compensation: Information in the table above, with the amounts for 2015, considers only the Company.

Contributions to INSS: As the Company is subjected to the tax ruling of Law no. 12.546/2011, which deals with fiscal exemption of payrolls, the payment of the social security charges by the Company is held in a global manner, based on a percentage of the gross revenue, independently of the quantity of employees or the individuals’ compensation amount. In this way, it is not possible to individualize the social security charges recognized in the Company’s result, related to the compensation of the Board of directors, Board of Officers and Fiscal Council. For this reason, the items “d.i” and “d.ii” are not filled.

Total compensation of the board of directors, statutory board of officers and fiscal council estimated for 2016

	Board of Directors	Statutory Board of officers	Fiscal council	Total
Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	8.00	6.00	3.00	17.00
Fixed Annual Compensation	4,572,000.00	10,162,033.70	456,000.00	15,190,033.70
Base Salary (“Fixed”)	4,572,000.00	7,661,053.63	456,000.00	12,689,053.63
Direct and Indirect Benefits	—	2,500,980.07	—	2,500,980.07
Compensation for Committees	—	—	—	—
Other (d.i)	—	—	—	—
Annual Variable Compensation	—	32,691,210.00	—	32,691,210.00
Bonus (“Variable Compensation”)	—	32,691,210.00	—	32,691,210.00
Profit Sharing	—	—	—	—
Compensation for attending meetings	—	—	—	—
Commissions	—	—	—	—
Other (d.ii)	—	—	—	—
Post-employment benefits	—	—	—	—
Benefits from termination of tenure	—	5,000,000.00	—	5,000,000.00
Share-based compensation	—	13,251,623.78	—	13,251,623.78
Total	4,572,000.00	61,104,867.48	456,000.00	66,132,867.48

Note:

Total number of members: Total number of members corresponding to the annual average number of each body calculated on a monthly basis.

Number of members receiving compensation: Number of officers and directors assigned compensation recognized in income for the year, corresponding to the annual average number of members of each body receiving compensation, calculated on a monthly basis.

Share-based compensation: Refers to an estimate allowance for the current year based on the Phantom Stock Options and Options Plan. The Company understands that the amounts included in this item should not be considered as compensation, since the shares are acquired by its employees. Thus, the inclusion of such amounts is only intended to meet a CVM requirement and it should not be considered for labor, tax, and social security purposes.

Total compensation: Information in the table above, with the amounts for 2016, considers only the Company.

Contributions to INSS: As the Company is subjected to the tax ruling of Law no. 12.546/2011, which deals with fiscal exemption of payrolls, the payment of the social security charges by the Company is held in a global manner, based on a percentage of the gross revenue, independently of the quantity of employees or the individuals’ compensation amount. In this way, it is not possible to individualize the social security charges recognized in the Company’s result, related to the compensation of the Board of directors, Board of Officers and Fiscal Council. For this reason, the items “d.i” and “d.ii” are not filled.

e.                                      amount of compensation of the board of directors, statutory board of officers and fiscal council, per body

				2016 (Estimated)
Year	2013	2014	2015	RV Scenario at the Maximum Amount (“stretch”)
Board of Directors	3,605,577.73	4,202,841.54	4,370,301.76	4,572,000.00
Statutory Board of officers	33,299,222.07	45,747,996.37	63,405,241.89	61,104,867.48
Fiscal council	424,186.64	456,000.00	456,000.00	456,000.00
Total	37,328,986.44	50,406,837.91	68,231,543.65	66,132,867.48

f.                                       total compensation of the board of directors, statutory board of officers and fiscal council

				2016 (Estimated)
Total Compensation	2013	2014	2015	RV Scenario at the Maximum Amount (“stretch”)
Total (Board of Directors, Fiscal council and Statutory Board of officers)	37,328,986.44	50,406,837.91	68,231,543.65	66,132,867.48

13.3.                    Regarding the variable compensation in the past 3 financial years and planned for the current fiscal year by the board of directors, the statutory board of officers and fiscal council, prepare a table with the following contents.

a.                                     body

b.                                     total number of members

c.                                      number of members receiving compensation

d.                                     regarding bonuses:

i.                                        minimum amount set in the payment plan

ii.                                    maximum amount set in the payment plan

iii.                                amount provided for in the payment plan, if the targets are met

iv.                                 amount actually recognized in the income of the last 3 financial years

d.                                     regarding profit sharing:

i.                                        minimum amount set in the payment plan

ii.                                    maximum amount set in the payment plan

iii.                                amount provided in the payment plan, if the targets are met

iv.                                 amount actually recognized in the income of the last 3 financial years

Variable compensation recognized for the current fiscal year 2013

	Board of Directors	Statutory Board of officers	Fiscal council	Total
Total number of members	9.00	11.08	3.00	23.08
Number of members receiving compensation	7.00	11.08	3.00	21.08
Bonus (“Variable Compensation”)
Minimum amount set in the Plan	0.00	1.00	0.00	1.00
Maximum amount set in the Plan	0.00	13,106,036.05	0	13,106,036.05
Target Amount (“target”)	0.00	9,440,333.51	0	9,440,333.51
Amount recognized in income	0.00	16,903,723.23	0	16,903,723.23
Profit sharing
Minimum amount set in the Plan	0.00	0.00	0.00	0.00
Maximum amount set in the Plan	0.00	0.00	0.00	0.00
Target Amount (policy)	0.00	0.00	0.00	0.00
Amount actually paid	0.00	0.00	0.00	0.00

As previously noted, there is no variable compensation for members of the Board of Directors and Fiscal Council.

Information in this item is presented on a consolidated basis, taking into consideration the information of the Company and its subsidiaries.

Note: The recognition in the result of the variable compensantion in a superior amount to the “maximum amount set in the payment plan” arise from (i) the overcoming of established goals; (ii) the  volatility of the Company’s shares in the period, considering that the evolution of the share prices is one of the metric’s elements adopted; and (iii) a premium arised from the synergies related to the integration process Votorantim Celulose e Papel S.A. (former corporate name of the Company) and Aracruz Celulose S.A.

Variable compensation for the current fiscal year 2014

	Board of Directors	Statutory Board of officers	Fiscal council	Total
Total number of members	9.00	11.00	3.00	23.00
Number of members receiving compensation	8.00	11.00	3.00	22.00
Bonus (“Variable Compensation”)
Minimum amount set in the Plan	0.00	1.00	0.00	1.00
Maximum amount set in the Plan	0.00	26,670,435.21	0.00	26,670,435.21
Target Amount (“target”)	0.00	24,404,374.01	0.00	24,404,374.01
Amount recognized in income	0.00	27,966,229.60	0.00	27,966,229.60
Profit sharing
Minimum amount set in the Plan	0.00	0.00	0.00	0.00
Maximum amount set in the Plan	0.00	0.00	0.00	0.00
Target Amount (policy)	0.00	0.00	0.00	0.00
Amount actually paid	0.00	0.00	0.00	0.00

As previously noted, there is no variable compensation for members of the Board of Directors and Fiscal Council.

Information in this item is presented in on a consolidated basis, taking into consideration the information of the Company and subsidiaries.

Note: The recognition in the result of the variable compensantion in a superior amount to the “maximum amount set in the payment plan” arise from (i) the overcoming of established goals; (ii) the  volatility of the Company’s shares in the period, considering that the evolution of the share prices is one of the metric’s elements adopted; and (iii) a premium arised fromthe synergies related to the integration process Votorantim Celulose e Papel S.A. (former corporate name of the Company) and Aracruz Celulose S.A.

Variable compensation for the current fiscal year 2015

	Board of Directors	Statutory Board of officers	Fiscal council	Total
Number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	8.00	6.00	3.00	17.00
Bonus (“Variable Compensation”)
Minimum amount set in the Plan	0.00	1.00	0.00	1.00
Maximum amount set in the Plan	0.00	26,184,483.67	0	26,184,483.67
Target Amount (“target”)	0.00	22,972,461.69	0	22,972,461.69
Amount recognized in income	0.00	38,910,863.78	0.00	38,910,863.78
Profit sharing
Minimum amount set in the Plan	0.00	0.00	0.00	0.00
Maximum amount set in the Plan	0.00	0.00	0.00	0.00
Target Amount (policy)	0.00	0.00	0.00	0.00
Amount actually paid	0.00	0.00	0.00	0.00

As previously noted, there is no variable compensation for members of the Board of Directors and Fiscal Council.

Note: The recognition in the result of the variable compensantion in a superior amount to the “maximum amount set in the payment plan” arise from (i) the overcoming of established goals; and (ii) the  volatility of the Company’s shares in the period, considering that the evolution of the share prices is one of the metric’s elements adopted.

Variable compensation estimated for the current fiscal year 2016

	Board of Directors	Statutory Board of officers	Fiscal council	Total
Number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	8.00	6.00	3.00	17.00
Bonus (“Variable Compensation”)
Minimum amount set in the Plan	0.00	1.00	0.00	1.00
Maximum amount set in the Plan	0.00	32,691,210.00	0,00	32,691,210.00
Target Amount (“target”)	0.00	27,894,158.90	0,00	27,894,158.90
Amount recognized in income	0.00	0.00	0.00	0.00
Profit sharing
Minimum amount set in the Plan	0.00	0.00	0.00	0.00
Maximum amount set in the Plan	0.00	0.00	0.00	0.00
Target Amount (policy)	0.00	0.00	0.00	0.00
Amount actually paid	0.00	0.00	0.00	0.00

As previously noted, there is no variable compensation for members of the Board of Directors and Fiscal Council.

13.4.                    Regarding the share-based compensation plan of the board of directors and statutory board of officers in force for the last financial year and estimated for the current fiscal year, describe:

a.                                     general terms and conditions

Phantom Stock Options: financial award based on the future appreciation and potential of shares (without physical delivery of shares)

Phantom Stock Options, which remained in effect until December 31, 2013, were based on the granting of a financial award, based on the future appreciation of the Company in the long term, based on the variation of shares on the stock exchange. Yearly the Board of Directors, advised by the Personnel and Compensation Committee, could create new licenses of the plan (“programs”), classifying the eligible Officers, the number of options granted and the amounts involved. At each grant, the Board of Directors established a minimum share appreciation target. The amount of the option exercise was based on the average price per share on the stock exchange within 3 months prior to the date of grant. To exercise their options, the executive should observe a grace period of three years, during which they would remain in the Company, and upon deciding to exercise the options, up to a maximum of five years after the grace period, they should formally make a request to the Company in this regard, which would pay the amount due if the option had value due to the minimum appreciation target set upon the granting of the share. After the grace period, the executive would have five additional years to exercise their options. All options not exercised within this period would expire. Thus, even though the Phantom Stock Options are no longer in force, there are still options acquired and not exercised, which, in accordance with the terms above, shall be respected.

General Plan for the Granting of Stock Options issued by the Company (“Option Plan”)

Currently, the Options Plan, approved by the Company’s Special Shareholders’ Meeting held on April 25, 2014, is based on the concept of stock options. The Options Plan’s main goal is to offer to selected executives of the Company the opportunity to purchase shares issued by the Company, becoming shareholders and sharing the creation of generated value. Results expected include a sustainable appreciation of the Company is expected and, for the long term, alignment of the behavior and vision of the executives with the behavior and vision of the shareholders. It is important to mention that, the executives eligible for the Option Plan may share the success of the Company, but they will also bear the risks inherent to the business and the capital markets. There is no guarantee of gains, and beneficiaries may even incur losses.

Members of the Statutory Board of Officers, members of the Non-Statutory Board of Officers of the Company and executives at management level may be elected as beneficiaries of stock options grants, in accordance with the Options Plan (“Beneficiaries”).

The Board of Directors of the Company shall determine the Beneficiaries to whom the stock option plans shall be granted in accordance with the Options Plan. The number of shares that may be acquired through the exercise of each option, the exercise price of each option, respecting the average price of Company shares weighted by volume during the 90 days immediately prior to the date of granting of the option, payment conditions, terms and conditions for the exercise of each option, rules imposing the retention of the Shares held by the Beneficiaries after the exercise of options, and any other conditions related to such options, always with due regard for the rules provided for in the Options Plan.

The stock options granted in accordance with the Options Plan may grant rights to acquire a number of shares not exceeding 1.5% of the shares issued by the Company, provided that the total number of shares issued or to be issued in accordance with the Options Plan is always within the limit of the Company’s authorized capital.

Shares corresponding to the options that are canceled, expired or forfeited, for any reason, shall not be counted for the purposes of the 1.5% limit described above and, therefore, shall be made available again for granting in accordance with the Options Plan.

For the purpose of satisfying the exercise of stock options granted in accordance with the Options Plan, the Company may, at the discretion of the Board of Directors: (a) issue new shares within the limit of authorized capital; or (b) sell treasury shares.

The exercise of the option shall be subject to a grace period of at least 36 months, counted as from the date of granting. The maximum term for exercise of the options shall also be 36 months counted as from the date of termination of the grace period, after which the options which are not exercised shall expire.

The Board of Directors may determine the suspension of the right to exercise the options, whenever there are situations that, in accordance with the law or regulations in force, restrict or prevent the trading of shares by the Beneficiaries.

No Beneficiary shall enjoy any of the rights and privileges of a shareholder of the Company until his/her option is duly exercised in accordance with the Options Plan and the respective option agreement. No share shall be delivered to its holder as a result of the exercise of the option unless all legal and regulatory requirements have been fully complied with.

The effects of the Options Plan are retroactive to the start of the fiscal year 2014, and may be canceled at any time, by decision of the Shareholders’ Meeting. The end of the effectiveness of the Options Plan shall not affect the effectiveness and validity of the options granted up to that date and that are still in force in accordance with the Options Plan.

b.                                     main objectives of the plan

The main objectives of the Options Plan are the following:

•                                         Attract, retain and maintain certain members of the Statutory and Non-Statutory Board of Officers and executives at management level of the Company;

•                                         Offer to the Beneficiaries the opportunity to become shareholders of the Company, thus sharing part of its value creation and success, as well as risks inherent to the business and the capital markets, obtaining, as a consequence, a better alignment of their interests with the interests of the shareholders; and

•                                         Stimulate the expansion, success and attainment of the Company’s corporate objectives and, therefore, the long-term creation of value for the shareholders.

c.                                      how the plan contributes to these objectives

The Options Plan, by enabling management to become shareholders, constitutes a great incentive for the Beneficiaries to: (i) make their decisions having in mind the generation of value for the shareholders and the Company; and (ii) base their actions on compliance with the Company’s strategic objectives and growth plans.

In addition, the Options Plan contributes to the retention of executives, given the minimum grace period of thirty-six months for the exercise of the options. In case of voluntary termination, the Officer loses the right to options that are not yet exercisable.

d.                                     how the plan is included in the compensation policy of the issuer

The Options Plan is part of the compensation strategy of the statutory officers, non-statutory officers, and part of the executives at management level, in the form of the long-term pillar of compensation, thereby generating the proper focus of executives on the Company’s appreciation in the long term and hence the generation of sustainable results, making up final compensation of the Company’s statutory officers, non-statutory officers, and executives at management level, who usually focus on the short and medium term.

The Stock Options Plan, however, does not make up the basis of compensation for labor, tax and social security charges purposes. The beneficiaries may be subject to capital gains on (total or partial) disposal of the shares acquired in the context of the Stock Options Plan.

e.                                      how the plan aligns the interests of management and of the issuer in the short, medium and long terms

Considering the main objectives of the Stock Options Plan listed in item “b” above, the Company believes that the Stock Options Plan is a fundamental instrument for its executives to be always committed to the Company’s business.

The Stock Options Plan aligns the interests of the Company with the interests of its managers and shareholders through benefits linked to the performance of the Company’s shares. The Stock Options Plan seeks to stimulate improvement in management and retention of key executives in the Company, aiming at gains resulting from the commitment to the long-term results. In the medium term, improvement of the Company’s results and appreciation of its shares maximize the gains of the Beneficiaries, encouraging them to continue working in the Company. In the short term, compliance with the Company’s goals and achievement of the annual results expected mean alignment between the interests of the Company and the interests of the Beneficiaries. Finally, and also in the long term, the Stock Options Plan establishes a grace period of at least 36 months for the Beneficiary to exercise the options to which it is entitled, making it, at this point, an instrument to attract the loyalty of these executives, in addition to setting a common interest between the Company and its executives, so as to grow the Company’s operations.

f.                                       maximum number of shares covered

The stock options granted may confer purchase rights on a number of shares not exceeding 1.5% of the Company’s shares, provided that the total number of shares issued or likely to be issued under the Stock Options Plan is always within the Company’s authorized capital limit. On the date of this Reference Form, such amount corresponds to 8,309,020 common shares issued by the Company.

The shares corresponding to options that are canceled, that forefeit, expire, or lapse for any reason, will not be counted for the purpose of the limit established in the paragraph above and therefore will again be available for grant under the Stock Options Plan.

g.                                     maximum number of options to be granted

The options to be granted must comply with the maximum limit of 1.5% of the Company’s total capital stock during the effectiveness of the Stock Options Plan. On the date of this Reference Form, such amount corresponds to 8,309,020 common shares issued by the Company.

h.                                     conditions for acquisition of shares

During the effectiveness of the Stock Options Plan, the Company’s Board of Directors will determine the Beneficiaries to whom the stock options will be granted under the Stock Options Plan, the number of shares that may be acquired through the exercise of each option, the exercise price of each option and the payment terms, the terms and conditions of exercise of each option, periods of restriction on the disposal of shares resulting from the exercise of options and any other conditions related to these options.

The stock options will be granted upon execution of agreements for granting of options between the Company and the Beneficiaries, and such agreements shall, without prejudice to other conditions determined by the Board of Directors, specify: (a) the number of shares the Beneficiary will be entitled to purchase or subscribe with the exercise of the option and the price per share; (b) the initial grace period during which the option may not be exercised and the deadlines for the total or partial exercise of the option and regarding which the rights arising from the option will expire; and (c) payment terms.

Option agreements are individually prepared for each Beneficiary, and the Board of Directors may establish different terms and conditions for each, without being required to apply any equality or analogy rule between the Beneficiaries, even if they are in similar or identical situations.

The exercise of the option will be subject to compliance with a grace period of at least 36 months as from the date of grant.

If the options are not exercised within 36 months after the date of termination of the grace period, the Beneficiary will lose the right to exercise its options.

The Board of Directors may impose terms and/or conditions precedent to the exercise of the option and, subject to the minimum requirements set out in the Stock Options Plan, impose restrictions on the transfer of shares acquired through the exercise of options. It may also reserve for the Company repurchase options or preemptive rights in case of disposal by the Beneficiary of such shares until the end of the term and/or compliance with the conditions established.

i.                                        criteria for determining the acquisition or exercise price

The Board of Directors will set the exercise price of the options granted under the Stock Options Plan, subject to the average price of the Company’s shares weighted by volume over the last 90 days immediately preceding the date the option is granted.

The exercise price will be paid by the Beneficiaries in cash, subject to the terms and conditions established by the Board of Directors in each Option Agreement.

In so far as the exercise price is not fully paid, the shares acquired through the exercise of options under the Stock Options Plan may not be disposed of to third parties, except with the prior authorization of the Board of Directors, in which case the proceeds will be used primarily to settle the Beneficiary’s debt to the Company.

j.                                        criteria for determining the exercise period

The options may be exercised wholly or partially during the term and for the periods set out in the respective option agreements, in accordance with the criteria established by the Board of Directors.

Under the Stock Options Plan, the exercise period is at least 36 months and was determined to encourage the retention of potential beneficiaries in the long term, and in order to minimize the impact that a change in key management and holders of strategic positions may have on the Company’s business. The maximum exercise period for the options will be 36 months as from the date of termination of the grace period.

k.                                     settlement form

The options granted under the Stock Options Plan will be settled by delivery of the Company’s shares. Beneficiaries willing to exercise their stock options must notify the Company in writing of their intention to do so and indicate the number of shares they wish to purchase.

The Company shall inform the Beneficiary, within three working days of receipt of the notification referred to above, the exercise price to be paid based on the number of shares informed by the Beneficiary, and the Company’s management will be in charge of taking all necessary steps to formalize the acquisition of shares underlying the exercise. The option will be paid by the Beneficiaries in cash, subject to the terms and conditions established in the respective option agreement.

In order to satisfy the exercise of stock options under the Stock Options Plan, the Company may, at the discretion of the Board of Directors, issue new shares within the limit of authorized capital or dispose of treasury shares.

As from the date of transfer of shares to the Beneficiary, the beneficiary may immediately sell the number of shares required to subsidize the purchase pursuant to an equation shown in the Stock Options Plan, plus half of the remaining shares. The other half of the remaining shares, after the sale of the shares required to subsidize the purchase expense, may only be sold one year after the exercise, in accordance with the following formula:

N = 0.5 x Q x (1 - Pe / Pm)

where:

N = number of shares withheld (one year)

Q = number of options/shares available for exercise

Pe = exercise price of the option

Pm = share market price on the exercise date

l.                                        restrictions on transfer of shares

The Beneficiaries of the Stock Options Plan are subject to rules restricting the use of privileged information applicable to listed companies in general, including prohibitions to trading included in CVM Instruction No. 358 of January 3, 2002.

In addition, the Board of Directors may impose terms and/or conditions precedent to the exercise of the option and, subject to the minimum requirements set out in the Stock Options Plan, impose restrictions on the transfer of shares acquired through the exercise of options. It may also reserve for the Company repurchase options or preemptive rights in case of disposal by the Beneficiary of such shares until the end of the term and/or compliance with the conditions established.

During the period of one year from the option exercise date, the Beneficiary may not sell and/or offer to sell a number of shares calculated according to the formula below:

N = 0.5 x Q x (1 - Pe / Pm)

where:

N = number of shares withheld (one year)

Q = number of options/shares available for exercise

Pe = exercise price of the option

Pm = share market price on the exercise date

The options granted, as well as the shares acquired by the Beneficiary, if subject to the restriction period, may not be disposed of or encumbered in any way, directly or indirectly, by the Beneficiaries, unless the Board of Directors previously approves the intended disposal or encumbrance.

As from the date of transfer of shares to the Beneficiary, the Beneficiary may immediately sell the number of shares required to subsidize the purchase pursuant to the equation described above, plus half of the remaining shares. The other half of the remaining shares, after the sale of the shares required to subsidize the purchase expense, may only be sold one year after the exercise.

In addition, in so far as the option is not paid, the shares acquired through the exercise of the option under the Stock Options Plan may not be disposed of to third parties, except with the prior express consent of the Board of Directors, in which case the sales proceeds will be primarily allocated to settle the Beneficiary’s debt to the Company.

m.                                 criteria and events that, when occurring, will cause the suspension, modification or termination of the plan

The Board of Directors may determine the suspension of the right to exercise the options granted under the Stock Options Plan whenever there are situations that, under the law or regulations in force, restrict or prevent the trading of shares by the Beneficiaries.

The Board of Directors, in the interest of the Company and its shareholders, may review the conditions of the Stock Options Plan, provided that it does not change its basic principles, or affect the vested rights of the Beneficiaries.

Any significant legal change regarding regulation of corporations and publicly-held companies, the labor legislation and/or the tax effects of a stock options plan may lead to a complete review of the Stock Options Plan.

The Stock Options Plan became effective on January 1, 2014 and shall remain in force for an indefinite period and may be terminated at any time by decision of the Shareholders’ Meeting. Termination of the Stock Options Plan shall not affect the effectiveness of the options still in force and granted under its terms.

n.                                     effects of termination of a manager of the bodies of the issuer on its rights under the share based compensation plan

In the event of dismissal of the Beneficiary voluntarily of for termination of the employment contract, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to it under the Stock Options Plan may be terminated or modified, subject to the following:

1)                                    If, at any time during the effectiveness of the Stock Options Plan, the Beneficiary:

(a) leaves the Company voluntarily, resigns from its office, terminates its employment contract or resigns from its office as manager: (i) the rights not yet exercisable in accordance with the respective option agreement on the date of dismissal shall be automatically terminated by operation of law regardless of prior notice or indemnification; and (ii) the rights already exercisable in accordance with the respective option agreement on the date of dismissal may be exercised within 30 days as from the date of dismissal, after which such rights shall be automatically terminated by operation of law regardless of prior notice or indemnification;

(b) is dismissed from the Company voluntarily or for termination of the employment contract without cause, or removal from office for any reason, or optional retirement: (i) the rights not yet exercisable in accordance with the respective option agreement on the date of termination may be exercised in proportion to the grace period already lapsed, within 30 days as from the date of dismissal, after which such rights shall be automatically terminated by operation of law, regardless of prior notice or indemnification; and (ii) the rights already exercisable in accordance with the respective option agreement on the date of dismissal may be exercised within 30 days as from the date of dismissal, after which such rights shall be automatically terminated by operation of law regardless of prior notice or indemnification;

(c) leaves the Company due to retirement, according to the rules provided for in Funsejem plan - Senador José Ermírio de Moraes Foundation, or permanent disability: (i) the rights not yet exercisable in accordance with the option agreement on the date of dismissal may become automatically exercisable, and the grace period is brought forward; and (ii) the rights already exercisable in accordance with the option agreement on the date of dismissal will remain unchanged and may be exercised as usual under the agreement;

(d) leaves the Company due to death: (i) the rights not yet exercisable in accordance with the respective option agreement on the date of death will be automatically exercisable by bringing the grace period forward, and the Beneficiary’s legal successors and heirs may exercise the respective stock options, provided that they do so within 18 months from the date of death, after which such rights shall be automatically terminated by operation of law, regardless of prior notice or indemnification; and (ii) the rights already exercisable in accordance with the respective option agreement on the date of death may be exercised by the Beneficiary’s legal successors and heirs, provided that they do so within 18 months from the date of death, after which such rights shall be automatically terminated by operation of law regardless of prior notice or indemnification.

If at any time during the term of the Stock Options Plan, the Beneficiary is terminated for Cause, all unexercised options will forfeit without indemnification, even if the grace period has been fulfilled.

For the purposes of the Stock Options Plan, “Cause” means the violation of duties and obligations under the applicable law, the Bylaws, the Stock Options Plan, as well as those provided for in labor legislation, in case the Beneficiary is an employee.

In this sub-item “n”, it should be noted that as there are granted options that have not yet been exercised based on the Phantom Stock Options, we show below the effects of dismissal of a manager, also based on said Phantom Stock Options. It is worth noting that the plan remained in force only until December 31, 2013.

Event	Non-convertible options (“unvested”)	Convertible options (“vested”)

Voluntary retirement	The options are canceled	The participant must exercise its outstanding options within 30 days after the announcement of the termination

Termination with cause	The options are canceled	The options are canceled

Termination without cause	Options will be advanced in proportion to time worked and during the program period (3 years)	The participant must exercise its outstanding options within 30 days after the announcement of the termination

Death, retirement or permanent disability	The grace period shall be anticipated for all options	The grace period shall be anticipated for all options

Note

It is important to note that the Phantom Stock Options is based only on the value of the shares, without the effective delivery of options to acquire shares, since the options referred to in the plan constitute a mere reference to the calculation of compensation, which is paid in cash.

13.5.                    Regarding share-based compensation recognized in the result for the past 3 fiscal years and planned for the current fiscal year by the board of directors, and statutory board of officers, prepare a table with the following contents:

a.                                     body

b.                                     total number of members

c.                                      number of members receiving compensation

d.                                     regarding each grant of options to purchase shares:

i.                                        date of grant

ii.                                    quantity of options granted

iii.                                deadline by which the options become exercisable

iv.                                 maximum period for the exercise of options

v.                                     period of restriction on transfer of shares

vi.                                 average calculated price for the fiscal year for each one of the following group of shares:

•                                         outstanding at the beginning of the fiscal year

•                                         lost during the fiscal year

•                                         exercised during the fiscal year

•                                         expired during the fiscal year

e.                                      fair value of options at the date of the grant

f.                                       potential dilution in the event of exercise of all options granted

Share-based compensation — fiscal year ended December 31, 2013

Phantom Stock Options	Board of Directors	Statutory Board of Officers
Total number of members	—	6
Number of members receiving compensation	—	6
Weighted average exercise price	—	—
(a) Of the options outstanding at the beginning of the business year	—	R$21.57
(b) Of the options forfeited during the business year	—	R$27.44
(c) Of the options exercised during the business year	—	N/A
(d) Of the options expired during the business year	—	N/A
Potential dilution in case all options granted are exercised	—	N/A

Phantom Stock Options	Board of Directors	Statutory Board of Officers
Stock options granted	—	—
Date of grant	—	Jan 2, 2013
Quantity of options granted	—	214,109
Deadline by which options become exercisable	—	3 years
Period of restriction on transfer of shares	—	8 years
Fair value of the options at the date of the grant	—	N/A

Share-based compensation — fiscal year ended on December 31, 2014

Phantom Stock Options	Board of Directors	Statutory Board of Officers
Total number of members	—	6
Number of members receiving compensation	—	6
Weighted average exercise price	—	—
(a) Of the options outstanding at the beginning of the business year	—	R$19.55
(b) Of the options forfeited during the business year	—	N/A
(c) Of the options exercised during the business year	—	N/A
(d) Of the options expired during the business year	—	N/A
Potential dilution in case all options granted are exercised	—	N/A

Phantom Stock Options	Board of Directors	Statutory Board of Officers
Stock options granted	—	—
Date of grant	—	N/A
Quantity of options granted	—	N/A
Deadline by which options become exercisable	—	N/A
Period of restriction on transfer of shares	—	N/A
Fair value of the options at the date of the grant	—	N/A

Options Plan	Board of Directors	Statutory Board of Officers
Total number of members	—	6
Number of members receiving compensation	—	6
Weighted average exercise price	—	—
(a) Of the options outstanding at the beginning of the business year	—	R$27.90
(b) Of the options forfeited during the business year	—	N/A
(c) Of the options exercised during the business year	—	N/A
(d) Of the options expired during the business year	—	N/A
Potential dilution in case all options granted are exercised	—	N/A

Options Plan	Board of Directors	Statutory Board of Officers
Stock options granted	—	—
Date of grant	—	Jan 2, 2014
Quantity of options granted	—	260,004
Deadline by which options become exercisable	—	3 years
Period of restriction on transfer of shares	—	6 years
Fair value of the options at the date of the grant	—	R$10.594

Share-based compensation — fiscal year ended on December 31, 2015

Phantom Stock Options	Board of Directors	Statutory Board of Officers
Total number of members	—	6
Number of members receiving compensation	—	6
Weighted average exercise price	—	—
(a) Of the options outstanding at the beginning of the business year	—	R$23.05

(b) Of the options forfeited during the business year	—	N/A
(c) Of the options exercised during the business year	—	247,546
(d) Of the options expired during the business year	—	N/A
Potential dilution in case all options granted are exercised	—	N/A

Phantom Stock Options	Board of Directors	Statutory Board of Officers
Stock options granted	—	—
Date of grant	—	N/A
Quantity of options granted	—	N/A
Deadline by which options become exercisable	—	N/A
Period of restriction on transfer of shares	—	N/A
Fair value of the options at the date of the grant	—	N/A

Options Plan	Board of Directors	Statutory Board of Officers
Total number of members	—	6
Number of members receiving compensation	—	6
Weighted average exercise price	—	—
(a) Of the options outstanding at the beginning of the business year	—	R$28.60
(b) Of the options forfeited during the business year	—	N/A
(c) Of the options exercised during the business year	—	N/A
(d) Of the options expired during the business year	—	N/A
Potential dilution in case all options granted are exercised	—	N/A

Options Plan	Board of Directors	Statutory Board of Officers
Stock options granted	—	—
Date of grant	—	Jan 2, 2015
Quantity of options granted	—	239,552
Deadline by which options become exercisable	—	3 years
Period of restriction on transfer of shares	—	6 years
Fair value of the options at the date of the grant	—	R$13.98

Share-based compensation — fiscal year ended on December 31, 2016

Options Plan	Board of Directors	Statutory Board of Officers
Total number of members	—	6
Number of members receiving compensation		6
Weighted average price for the fiscal year:	—	—
(a) Of the options outstanding at the beginning of the fiscal year	—	N/A
(b) Of the options forfeited during the fiscal year	—	N/A
(c) Of the options exercised during the fiscal year	—	N/A
(d) Of the options expired during the fiscal year	—	N/A
Potential dilution in the event of exercise of all options granted	—	N/A

Options Plan	Board of Directors	Statutory Board of Officers
Stock options granted	—	—
Date of grant	—	N/A
Quantity of options granted	—	N/A
Deadline by which options become exercisable	—	N/A
Period of restriction on transfer of shares	—	n/A
Fair value of the options at the date of grant	—	N/A

Notes:

The information shown for the 2013 fiscal year refers to phantom stock options. The information shown for fiscal year 2014 to 2016 refers to the General Plan for Grant of Stock Options.

This item does not apply to the Board of Directors, since it is not entitled to share based compensation.

13.6                       Regarding the outstanding options of the Board of Directors and Board of Officers at the end of last fiscal year, prepare a table with the following content

a.                                     body

b.                                     number of members

c.                                      number of members receiving compensation

d.                                     regarding options not yet exercisable

i.                                        quantity

ii.                                    date in which they will become exercisable

iii.                                maximum period for the exercise of options

iv.                                 period of restriction on transfer of shares

v.                                     Average calculated price for the fiscal year

vi.                                 fair value of options on the last day of the fiscal year

e                                         regarding exercisable options

i.                                        quantity

ii.                                    maximum period for the exercise of options

iii.                                period of restriction on transfer of shares

iv.                                 Average calculated price for the fiscal year

v.                                     fair value of options on the last day of the fiscal year

vi.                                 fair value of the total options on the last day of the fiscal year

We give below the options outstanding at the end of the fiscal year ended December 31, 2015, granted by the Company to its management under the Phantom Stock Options scheme in force up to December 31, 2013 and the General Plan for the Granting of Stock Options of Fibria Celulose S.A.:

Statutory Board — Phantom Stock Options

Body	Statutory Board of Officers
Number of members	6
Number of members receiving compensation	6
Regarding options not yet exercisable:
i. quantity	214,109
ii. date on which they will become exercisable	Jan. 2, 2016
iii. maximum period for exercising the options	Dec. 31, 2020
iv. period of restriction on transfer of shares	N/A
v. weighted average price for exercise	R$0,04
vi. fair value of the options on the last day of the fiscal year	R$3,13
Regarding exercisable options
i. quantity	0
ii. maximum period for exercising the options	Dec. 31, 2020
iii. period of restriction on transfer of shares	N/A
iv. weighted average price for the fiscal year	0
v. fair value of options on the last day of the fiscal year	0
vi. total fair value of the options on the last day of the fiscal year	0

Statutory Board — Options Plan

Body	Statutory Board of Officers
Number of members	6
Number of members receiving compensation	6
Regarding options not yet exercisable
i. quantity	499.556
ii. date on which the options become exercisable	Jan 2, 2017 and Jan 2, 2018
iii. maximum period for exercising the options	Dec 31, 2019 and Dec 31, 2020
iv. period of restriction on transfer of shares	N/A
v. weighted average exercise price	R$27.90 to R$28.60

vi. fair value of the options on the last day of the fiscal year	R$10.50 and R$13.99
Regarding exercisable options:
i. quantity	0
ii. maximum period for exercising the options	Dec. 31, 2019 and Dec. 31, 2020
iii. period of restriction on transfer of the shares	N/A
iv. weighted average exercise price	0
v. fair value of the options on the last day of the fiscal year	0
vi. total fair value on the last day of the fiscal year	0

Note

This item does not apply to the Board of Directors and the Fiscal council,  since those bodies are not entitled to share-based compensation.

It should be pointed out that in the case of Phantom Stock Options, the financial reward is based on the future and potential appreciation of the shares (without physical delivery of the shares), with payment in cash, in the case of the Phantom Stock Options (not in shares). It is also important to mention that Phantom Stock Options did not result in the action granting of  shares, thus the options  granted merely served as a reference for calculating the compensation, which was paid in cash.

13.7.                    Regarding the options exercised and shares delivered related to the compensation based on shares of the board of directors and statutory board of officers, in the last 3 fiscal years, prepare a table with the following content

a.                                     body

b.                                     number of members

c.                                      number of members receiving compensation.

d.                                     regarding the options exercised inform:

i.                                        number of shares

ii.                                    weighted average exercise price

iii.                                total amount of the difference between the acquisition amount and the market value of the acquired shares

e.                                      regarding the shares delivered, inform:

i.                                        number of shares

ii.                                    weighted average acquisition price

iii.                                total amount of the difference between the acquisition amount and market value of acquired shares

In the case of the Phantom Stock Options in effect until December 31, 2013, this item does not apply since  that plan was based only on the value of the shares, with no effective granting of stock options, since the options were merely a reference for calculating the compensations, which was paid in cash.

Additionally, in 2015, options were exercised within the scope of the Phantom Stock Options that had been granted in fiscal years 2011 and 2012.

In the case of the Options Plan, this item does not apply, since no options have been exercised and shares delivered

13.8.                    Brief description of the information necessary for the understanding of the data reported in items 13.5 to 13.7, and the explanation of the pricing method of the value of shares and options, indicating at least:

a. pricing model

Phantom Stock Options: the financial reward is based on the future and potential appreciation of the shares (with no physical delivery of shares)

For the pricing of options granted to its directors under the Phantom Stock Options scheme, the Company used a computer pricing model based on vortexes known as the “Trinomial Trees”, widely used in computational finance. According to this model, hypothetical pricing scenarios are established for the future behavior of the average share price on specific dates (“vortexes” or “knots”) until the expiration date of the option, forming a “tree” of possibilities for the exercise price of the option.

For each of these “knots”, incorporating the specific conditions of the instrument, we calculated the price of the option at the final vortexes, and such prices under each scenario are discounted to the present value, according to a risk free interest curve. This discount of the present value reflects the ability of managers to exercise or not the options for each of the existing knots.

The presence of a grace period (“vesting period”), the fact that the option can be exercised at any time after the grace period and the need of a structure in terms both of interest rates (“risk free”) and for long term volatility, are some reasons that the pricing as “trees” is preferred over less flexible models such as Black &Scholes model, for example.

General Plan for Granting Stock Options issued by the Company, as approved by the Special Shareholders Meeting held on April 25, 2014 (“Options Plan”)

Based on Technical Pronouncement CPC 10 — Share-based payment, the fair value of the options will be calculated on the respective granting dates and will be booked as an expense in each period, in proportion to the effectiveness period of the entitlements.

The model used to price the fair value of the options is the Black & Scholes method. The Black & Scholes model is a market mathematical model of an asset whose price is a statistical process. This process makes the following explicit assumptions: (i) it is possible to lend and borrow and a constant and known risk-free interest rate; (ii) the price follows the Brownian geometric movement with a where the tendency to drift and volatility are constant; (iii) there are no transaction costs. Based on these ideal conditions in the market for an asset (and for the option on the asset), one can show that the value of an option only varies with the price of the shares and with the time until maturity.

The variables contemplated in the Black & Scholes model are the market price of the share at the time it is granted, the exercise (or strike) price of the options, historical volatility, the expected dividend yield, the risk-free interest rate and the expected effectiveness period of the option.

b. data and assumptions used in pricing models, including the average weighted share price, exercise price, expected volatility, maturity of the option, expected dividends and risk free interest rate

Phantom Stock Options

While the Company uses the variation of the cash price of the shares as a mere reference for the calculation of the grant, in using the model tree the Company should exercise the following variables:

•                  Object Asset: Average Price (weighted average) of the closing prices the last three months of the share:

•                  FIBR3 (for periods after November 17, 2009);

•                  Maturity of the option: five years after the grace date.

•                  Vesting (grace period for the fiscal year):

•                  For the first grant to the executive: 33.33% at the end of 12 months, 33.33% at the end of 24 months and 33.34% after 36 months, monthly.

•                  For the following grants: Exercise possible only after 36 months, at each month.

•                  Volatility: See item 13.9.d below.

•                  Exercise Price: R$27.55, set by the board of shareholders, reflecting a goal of appreciation of the Company in relation to the targets (2009 and 2010 grants).

•                  Risk Free Interest Rate: Local Predetermined Interest Curve without cash (“Pre/DI”), valid for the last date with adjustments available in DI Futuro of BM&FBovespa.

•                  Expected Dividend Rate: Expected dividends per share / stock price. The history of the last three years of dividend payments is considered for the calculation.

Options Plan

The variables provided for in the fair value quantification methodologies are: the exercise price, the volatility of the shares, the risk-free interest rate, the vesting period and the effectiveness period of the options.

c. method used and assumptions made to incorporate the expected effects of early exercise

Phantom Stock Options

As the method used was the Trinomial Trees, the conditions for early exercise would have been included in the construction of the tree model and would have been reflected in the price of the instrument, thus there being no mandatory adjustment to closed formulas.

Options Plan

Not applicable, in view of the fact that the Options Plan was only recently approved; therefore no options have been exercised or shares delivered.

d. method of determining the expected volatility

Phantom Stock Options

To determine the expected volatility, the Company makes use of the paper historical volatility. For this reason, the Company is based on three years of data related to  its shares in free float, calculating the volatility of the three-month average.

Since the object asset was not the share itself, but its three-month average, the average volatility tends to be always lower than the volatility of the asset itself due to the smoothing behavior (“smoothness”) caused by the averages.

To avoid this kind of distortion, we calculated the volatility of the price average itself or, if necessary, we were able to make corrections in the first two moments (M1 and M2) of the asset price (Turnbull and Wakenmann formula).

In order to do so, it was assumed that the series of share price was normally distributed, according to the hypothesis tests of Jarque-Bera and Kolmogorov-Smirnov for daily return data of the share in the series of three months, at a significance of 5%.

It was also assumed that the series of share prices showed the absence of serial correlation of residues of daily returns at a significance of 5%, in accordance with the Watson Durbin test performed in a series of three months.

It is noteworthy that expected future events relevant by the Company require eventual discretionary corrections in the volatility used. Such events were not necessarily reflected in the behavior of historical prices. Although this case did not occur with the share from the process of incorporation of Aracruz by the then VCP ,the Company was aware of the fact that in such cases, it should have made an ad hoc adjustments in the volatility used.

Historical volatility was then extrapolated for the entire period of existence of the option and used in the model. In periods of low market volatility, checks should have been made about the desirability of maintaining the current volatility, since it was not expected that this condition would last until the expiration of the option.

Options Plan

For the purpose of quantifying the plan, we will adopt the historical volatility of the daily price of Fibria shares over the 36 months preceding each grant.

e. if some other features of the option was incorporated into the measurement of fair value

Phantom Stock Options

After the grace period (vesting period), the option could have been exercised only in specific periods (one week of each month), and not on any day within the period. This correction was included in the construction of the tree.

Options Plan

All the measurement characteristics have been mentioned above.

13.9. Inform the number of shares or units held directly or indirectly in Brazil or overseas, and other securities convertible to shares or units issued by the issuer, its direct or indirect controlling shareholders, its subsidiaries or those whose control is shared by members of the board of directors, the statutory board of officers or the fiscal council, grouped by entity.

Fibria Celulose S.A.

Body	Security	Quantity

Board of Directors	Fibria common shares	8,675

	Agribusiness Credit rights arising from NCEs issued by Fibria MS with the aval guarantee of Fibria	427
Statutory Board of Officers	Fibria common shares	3,000
Fiscal council	Fibria common shares	14

The members of the Company’s board of directors, the statutory board of officers or the fiscal council do not hold securities issued by the Company’s direct or indirect majority shareholders.

13.10.             Regarding to pension plans in force granted to members of the board of directors and statutory board of officers, provide the following information as a table:

a.                                     body

b.                                     number of members

c.                                      number of members receiving compensation

c.                                      name of the plan

d.                                     quantity of directors who qualify for retirement

e.                                      conditions for early retirement

f.                                       updated value of contributions accumulated in the pension plan until the end of the last fiscal year of the company, less the portion relating to contributions made directly by directors.

g.                                     total accumulated value of contributions made during the last fiscal year of the company, less the portion relating to contributions made directly by directors.

h.                                     if there is possibility of early redemption, and in what conditions

In the fiscal year of 2015, contributions by the sponsor Fibria Celulose S.A. were made to Funsejem - Fundação Senador José Ermírio de Moraes administrator of Votorantim Prev.

Fibria Celulose S.A.

Body	Board of Officers
Number of members	6
Number of Members receiving compensation	6
Name of the plan	Votorantim Prev
Number of participants directors who meet the conditions for retirement	1
Conditions for early retirement	Note (1)
Updated value of contributions accumulated in the pension plan until the end of the last fiscal year of the company, less the portion relating to contributions made directly by directors.	5,263,079
Total accumulated value of contributions made during the last fiscal year of the company, less the portion relating to contributions made directly by directors.	800,794
If there is a possibility of early redemption, and in what conditions	Yes, only in case of dismissal from the sponsor, with due regard for the Contribution Redemption Table in the regulations.

Legend:

(1) Conditions for early retirement:

(1) 55 years old;

(2) 5 continuous years linked to Funsejem — Fundação Senador José Emírio de Moraes;

(3)Termination of link with the sponsor.

13.11.             In a table, indicate for the last 3 fiscal years, regarding to the board of directors, the statutory board of officers and the fiscal council:

a.                                     body

b.                                     number of members

c.                                      number of members receiving compensation

d.                                     value of the highest individual compensation

e.                                      value of the lowest individual compensation

f.                                       average value of individual compensation

The information that this item is about are no longer given because of the decision handed down by Honorable Judge of the 5th Federal Court of the Judicial Section of Rio de Janeiro, in the case file No. 2010.5101002888-5 proposed by the Brazilian Institute of Finance Executives - IBEF Rio de Janeiro, institution to which part of the Company’s directors are associated, which ruled in favor of the request, determining that the Brazilian Securities Commission — CVM abstain from enforcing the requirement contained in section 13.11 of Annex 24 to CVM Instruction 480, and also from imposing any penalty referring to non-compliance with said requirement on associates of the IBEF and the companies where they work.

13.12.             Describe contractual arrangements, insurance policies or other instruments that structure compensation or compensation mechanisms for directors in the event of termination or retirement, stating the financial consequences to the issuer

No managers or members of the committees are eligible for this type of compensation on the date of this Reference Form. However, the Company, as informed in section 12.11, holds a D&O insurance policy. The Company and its subsidiaries and controlled companies are considered insured, as well as all and any legal entity that may become a subsidiary or controlled company, including not-for-profit entities. Coverage also exists for capital market claims against the Company arising from injury caused by an individual insured party or by the Company. The insurance does not cover negligence. Coverage also extends, among other items, to advertising expenses in cases of crisis management, on-line freezing/liens of assets of the insured parties, complaints arising from errors or omissions in providing services, in cases where the corporate veil is pierced and tax liabilities.

Additional Features of the D&O Insurance Policy:

Insurance Company: ACE Seguros Soluções Corporativas S.A.

Effectiveness Period: May 31, 2015 to May 31, 2016

Insurance Premium: US$ 1,071,117.70 (gross per annum)

13.13.             Regarding the last three fiscal years, indicate the percentage of total compensation for each body recognized in respect of the issuer’s board of directors, statutory board of officers or fiscal council who are parties related to the direct or indirect controller, as defined the accounting rules that address this matter

Members who currently are part of, and in the last three fiscal years were part of, both the Board  of Officers and the Fiscal Council of the Company are not parts related to direct or indirect controllers of Fibria.

Regarding Fibria Board of Directors, one of the members appointed by the shareholder BNDES Participações S.A. BNDESPAR, signatory to the Shareholders Agreement waived the right to receive compensation for said role.

The table below shows the percentage of total compensation of each body recognized in the Company’s income, regarding members of the board of directors, the board of officers and the fiscal council that are parties related to its direct or indirect majority shareholders.

Body	2013	2014	2015
Board of Directors	28.07%	25.44%	17.99%
Statutory Board of Officers	0%	0%	0%
Fiscal Council	0%	0%	0%

13.14.             Regarding the last 3 fiscal years, indicate the amounts recognized in the income of the issuer as compensation of members of the board of directors, statutory board of officers or fiscal council, grouped by body, for any reason other than the function they occupy, such as commissions and advisory services or assistance provided

R$

	2013	2014	2015
Board of Directors	292,000.00	329,000.00	525,000.00
Statutory Board of officers	—	—	—
Fiscal Council	—	—	—

13.15.             Regarding the last 3 fiscal years, state the amounts recognized in the income of direct or indirect controllers, companies under common control of subsidiaries of the issuer, as compensation for members of the board of directors, statutory board of officers or fiscal council of the issuer, grouped by body, specifying in what capacity these values were attributed to such individuals

No amounts have been recognized in the income of the direct or indirect controlling shareholders of companies under common control and of the Company’s subsidiaries, such as compensation regarding the members of the board of directors, members of the fiscal council or statutory officers over the last three fiscal years.

13.16.             Provide other information that the issuer deems relevant

The Company provides the summary table below with the consolidated annual amount, separated by body, showing (i) the values approved in the general meeting held in 2015, and (ii) the amounts realized, as disclosed in the Company’s financial statements, regarding the year ended December 31, 2015:

R$ thousand

Fiscal year ended December 31, 2015

Body	AGO	Realized
Board of Directors	4,908,000.00	4,370,301.76
Statutory Boardof officers	50,566,000.00	63,405,241.90
Fiscal council	456,000.00	456,000.00
Total	56,030,000.00	68,231,543.65

Notes:

(i) All the values above reported in the fields “AGO” and “Realized” include all benefits listed in the Technical Pronouncement CPC 05 R1.

(ii) The values approved in AGO were calculated based on the goals of variable compensation, taking into account, conservatively, the maximum limits defined in the internal politics of variable compensation. The values achieved throughout the fiscal year ended on December 31, 2015 exceeded the maximum limits specified in the policy, bearing in mind the volatility of the Company’s stock in the period, which affected the recognition of the expenses arising from variable compensation (based on shares or on the variation of share prices as an element of metric) which exceeded the amount internally estimated by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO